Executed

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

14008224

FORM 1-A

REGULATION A OFFERING STATEMENT
UNDER THE SECURITIES ACT OF 1933

SW Innovative Holdings, Inc.
(Exact name of issuer as specified in its charter)

Texas
(State or other jurisdiction of incorporation or organization)

6666 Harwin, Suite 664, Houston, TX 77036 713-268-1610
(Address, including zip code, and telephone number,
Including area code of issuer's principal executive office)

Norman George, 6666 Harwin, Suite 664, Houston, TX 77036 713-268-1610
(Name, address, including zip code, and telephone number,
Including area code, of agent for service)

517310
(Primary standard Industrial
Number)
Classification Number)

87-0712328
(I.R.S. Employer Identification

THIS OFFERING STATEMENT SHALL ONLY BE QUALIFIED UPON ORDER OF THE COMMISSION, UNLESS A SUBSEQUENT AMENDMENT IS FILED INDICATING THE INTENTION TO BECOME QUALIFIED BY OPERATION OF THE TERMS OF REGULATION A.

PART I – NOTIFICATION

ITEM 1. Significant Parties

List the full names and business and residential addresses, as applicable, for the following persons:

(a) the issuer's directors: Norman George, SW Innovative Holdings, Inc., 6666 Harwin, Suite 664, Houston, TX 77036

(b) the issuer's officers: Norman George, SW Innovative Holdings, Inc., 6666 Harwin, Suite 664, Houston, TX 77036. Mr. George is President, of the Issuer. Stephen Michels, SW Innovative Holdings, Inc., 6666 Harwin, Suite 664, Houston, TX 77036. Mr. Michels is Vice President of the Issuer.

(c) the issuer's general partners: None

(d) record owners of 5 percent or more of any class of the issuer's equity securities: Norman George, SW Innovative Holdings, Inc., 6666 Harwin, Suite 664, Houston, TX 77036;

Kim T. Peterson, SW Innovative Holdings, Inc., 6666 Harwin, Suite 664, Houston, TX 77036; and Stephen Michels, SW Innovative Holdings, Inc., 6666 Harwin, Suite 664, Houston, TX 77036.

(e) beneficial owners of 5 percent or more of any class of the issuer's equity securities: See the information under (d) above

(f) promoters of the issuer: None

(g) affiliates of the issuer: None

(h) counsel to the issuer with respect to the proposed offering: Warren J. Archer, Morella & Associates, Inc., 706 Rochester Road, Pittsburgh, PA 15237

(i) each underwriter with respect to the proposed offering: None

(j) the underwriter's directors: Not Applicable

(k) the underwriter's officers: Not Applicable

(l) the underwriter's general partner's: Not Applicable

(m) counsel to the underwriter: Not Applicable.

ITEM 2. Application of Rule 262

(a) State whether any of the persons identified in response to Item 1 are subject to any of the disqualification provisions set forth in Rule 262.

None are.

(b) If any such person is subject to these provisions, provide a full description including pertinent names, dates and other details, as well as whether or not an application has been made pursuant to Rule 262 for a waiver of such disqualification and whether or not such application has been granted or denied.

Not Applicable

ITEM 3. Affiliate Sales

Not Applicable.

If any part of the proposed offering involves the resale of securities by affiliates of the issuer, confirm that the following description does not apply to the issuer.

The issuer has not had a net income from operations of the character in which the issuer intends to engage for at least one of its last two fiscal years.

ITEM 4. Jurisdictions in Which Securities Are to be Offered

(a) List the jurisdiction in which the securities are to be offered by underwriters, dealers or salespersons.

None.

(b) List the jurisdictions in which the securities are to be offered other than by underwriters, dealers or salesmen and state the method by which such securities are to be offered.

The securities in this proposed offering shall be offered in the following jurisdictions, subject to qualification in each state, as and if necessary: Texas, Wisconsin, North Carolina and Florida.

The securities to be offered in connection with this proposed offering will be offered by the officers of the Company through their contacts and word of mouth. The Company is not using a selling agent or finder in connection with this offering.

Please refer to the section in Part II of this Offering Statement entitled "Plan of Distribution" for more detailed information on the Company's Plan of Offering.

ITEM 5. Unregistered Securities Issued or Sold Within One Year

(a) The Issuer made the following unregistered sales of shares of its Common Stock during the one year prior to the filing of this Form 1-A:

On September 11, 2013 the Issuer issued 22,000,000 shares to Norman George. The shares were issued in consideration for services valued at $22,000.00.

On September 11, 2013 the Issuer issued 22,000,000 shares to Kim T. Peterson. The shares were issued in consideration for services valued at $22,000.00.

On September 11, 2013 the Issuer issued 6,000,000 shares to Stephen Michels. The shares were issued in consideration for services valued at $6,000.00.

On September 23, 2013 the Issuer issued 10,000,000 to Iconic Associates LTD at a price of $.0001 cents per shares in consideration for cancellation of a note payable in the principal amount of $100.00. The balance of the note on this day before the payment was $44,482.58.

On September 23, 2013 the Issuer issued 10,000,000 to Prism Associates LTD at a price of $.0001 cents per shares in consideration for cancellation of a note payable in the principal amount of $100.00. The balance of the note on this day before the payment was $44,482.58.

On September 23, 2013 the Issuer issued 10,000,000 to Starshine Capital Group at a price of $.0001 cents per shares in consideration for cancellation of a note payable in the principal amount of $100.00. The balance of the note on this day before the payment was $44,482.58.

On September 23, 2013 the Issuer issued 10,000,000 to Brett Forsythe at a price of $.0001 cents per shares in consideration for cancellation of a note payable in the principal amount of $ 100.00. The balance of the note on this day before the payment was $44,482.58.

On February 21, 2014 the Issuer issued 10,000,000 to Toner Town Ciogamuni at a price of $.0001 cents per shares in consideration for cancellation of a note payable in the principal amount of $100.00. The balance of the note on this day before the payment was $44,082.58.

On February 21, 2014 the Issuer issued 10,000,000 to Pro1 Toner Mexico at a price of $.0001 cents per shares in consideration for cancellation of a note payable in the principal amount of $100.00. The balance of the note on this day before the payment was $44,082.58.

On February 21, 2014 the Issuer issued 10,000,000 to Omega Closeouts - Europe at a price of $.0001 cents per shares in consideration for cancellation of a note payable in the principal amount of $100.00. The balance of the note on this day before the payment was $44,082.58.

On May 15, 2014 the Issuer issued 58,000,000 shares to Norman George. The shares were issued in consideration for services valued at $580.00.

On May 15, 2014 the Issuer issued 30,000,000 shares to Stephen Michels. The shares were issued in consideration for services valued at $300.00.

On May 15, 2014 the Issuer issued 43,000,000 shares to Kim T. Peterson. The shares were issued in consideration for services valued at $430.00.

On June 17, 2014 the Issuer issued 27,960,000 to Beaufort Capital Partners, L.L.C. at a price of $.0001 cents per shares in consideration for cancellation of a note payable in the principal amount of $50,000. The balance of the note on this day before the payment was $43,782.56.

(b) As to any unregistered securities of the issuer or any of its predecessors or affiliated issuers which were sold within one year prior to the filing of this Form 1-A by or for the account of any person who at the time was a director, officer, promoter, or principal security holder of the issuer of such securities, or was an underwriter of any securities of such issuer, furnish the information specified in subsections (1) through (4) of paragraph (a).

None

(b) Indicate the section of the Securities Act or Commission rule or regulation relied upon for exemption from the registration requirements of such Act and state briefly the facts relied upon for such exemption.

All of the sales of stock described under paragraph 5(a) were made under Rule 506 in that the purchasers were accredited investors or, in the case of sales to Messrs. George, Peterson and Michels, were executive officers or a director of the Issuer.

ITEM 6. Other Present or Proposed Offerings

State whether or not the issuer or any of its affiliates is currently offering or contemplating the offering of any securities in addition to those covered by this Form 1-A. If so, describe fully the present or proposed offering.

No offerings of its securities are contemplated by the Issuer other than the offering of securities covered by this Form 1-A.

ITEM 7. Marketing Arrangements

(a) Briefly describe any arrangement known to the issuer or to any person named in response to Item 1 above or to any selling security holder in the offering covered by this Form 1-A for any of the following purposes:

(1) To limit or restrict the sale of other securities of the same class as those to be offered for the period of distribution;

(2) To stabilize the market for any of the securities to be offered;

(3) For withholding commissions, or otherwise to hold each underwriter or dealer responsible for the distribution of its participation.

There are no such arrangements.

(b) Identify any underwriter that intends to confirm sales to any accounts over which it exercises discretionary authority and include an estimate of the amount of securities so intended to be confirmed.

Not Applicable.

ITEM 8. Relationship with Issuer of Experts Named in Offering Statement

If any expert named in the offering statement as having prepared or certified any part thereof was employed for such purpose on a contingent basis or, at the time of such preparation or certification or at any time thereafter, had a material interest in the issuer or any of its parents or subsidiaries or was connected with the issuer or any of its subsidiaries as a promoter, underwriter, voting trustee, director, officer or employee furnish a brief statement of the nature of such contingent basis, interest or connection.

There are no such experts.

ITEM 9. Use of a Solicitation of Interest Document

Indicate whether or not a publication authorized by Rule 265 was used prior to the filing of this notification. If so, indicate the date(s) of publication and of the last communication with prospective purchasers.

The Issuer does not intend to do so.

OFFERING CIRCULAR

SW INNOVATIVE HOLDINGS, INC.

10,000,000,000 SHARES OF COMMON STOCK

MAXIMUM OFFERING: $1,000,000

Purchase Price: $0.01 per 100 Shares

SW Innovative Holdings, Inc., a Texas corporation ("SW" the "Company" or "we"), hereby offers (the "offering") 10,000,000,000 shares (the "Shares") of its common stock, par value $0.0001 per share, ("Common Stock") at a purchase price of $0.01 for 100 Shares, up to an aggregate purchase price of $1,000,000. If all of the Shares are sold, we will issue a total of 10,000,000,000 shares of Common Stock. The offering is being made on a "best efforts" basis. We will continue the offering until Shares with an aggregate sales price of $1,000,000 have been sold or until September __, 2015, whichever is earlier.

This Offering is being conducted on a "best-efforts" basis, which means that our officers will use their commercially reasonable best efforts in an attempt to sell the Shares. The officers will not receive any commission or any other remuneration for these sales. In offering the Shares on our behalf, the officers will rely on the safe harbor from broker-dealer registration set out in Rule 3a4-1 under the Securities Exchange Act of 1934.

The Shares will be offered for sale at a price of $0.01 per 100 Shares. Shares will only be sold in multiples of 100 Shares. If all of the Shares are purchased, the gross proceeds to us will be $1,000,000. However, since the Offering is being conducted on a "best-efforts" basis, there is no minimum number of Shares that must be sold, meaning that we will retain any proceeds from the sale of the Shares sold in this Offering. Accordingly, all funds raised in the Offering will become immediately available to us and may be used as they are accepted. Investors will not be entitled to a refund and could lose their entire investment.

SW is a development stage corporation engaged in proving our customers with prepaid telephone services. Proceeds of this offering will be used primarily to increase the marketing efforts of the company, acquire additional infrastructure for the business, hire additional administrative employees and for other general corporate purposes. The mailing address of our offices is: 6666 Harwin, Suite 664, Houston, Texas 77036, and our telephone number is: 713-268-1610.

We are a development stage company. Investing in our Common Stock involves a high degree of risk, including the risk that you could lose all of your investment. Please read "Risk Factors" beginning on page 18 of this Offering Circular about the risks you should consider before investing.

	Offering Price to the Public	Commissions	Net Proceeds (25% of Shares Sold)	Net Proceeds (50% of Shares Sold)	Net Proceeds (75% of Shares Sold)	Net Proceeds (100% of Shares Sold)
Per 100 Shares	$0.01	N/A	$0.01	$0.01	$0.01	$0.01
Total (1)	$1,000,0000	N/A	$250,000	$500,000	$750,00	$1,000,000

(1) Before deducting expenses of the Offering, which are estimated to be approximately $25,000.00_.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.

Approximate date of proposed sale to the public: As soon as practicable after the effective date of this offering circular.

The date of this Offering Circular is October __, 2014.

IMPORTANT NOTICES TO INVESTORS

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN OR INCORPORATED BY REFERENCE IN THIS OFFERING CIRCULAR AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY US.

FOR TEXAS RESIDENTS ONLY: .

FOR FLORIDA RESIDENTS ONLY: THE SHARES REFERRED TO HEREIN WILL BE SOLD TO, AND ACQUIRED BY, THE HOLDER IN A TRANSACTION EXEMPT UNDER § 517.061 OF THE FLORIDA SECURITIES ACT. THE SHARES HAVE NOT BEEN REGISTERED UNDER SAID ACT IN THE STATE OF FLORIDA. IN ADDITION, ALL FLORIDA RESIDENTS SHALL HAVE THE PRIVILEGE OF VOIDING THE PURCHASE WITHIN THREE (3) DAYS AFTER THE FIRST TENDER OF CONSIDERATION IS MADE BY SUCH PURCHASER TO THE ISSUER, AN AGENT OF THE ISSUER, OR AN ESCROW AGENT OR WITHIN THREE DAYS AFTER THE AVAILABILITY OF THAT PRIVILEGE IS COMMUNICATED TO SUCH PURCHASER, WHICHEVER OCCURS LATER.

FOR NORTH CAROLINA RESIDENTS ONLY: .

FOR WISCONSIN RESIDENTS ONLY: .

TABLE OF CONTENTS

OFFERING CIRCULAR SUMMARY

This summary highlights information contained elsewhere in this Offering Circular. This summary is not complete and does not contain all of the information that you should consider before investing in the Shares.

You should carefully read the entire Offering Circular, especially concerning the risks associated with the investment in the Shares discussed under the "Risk Factors" section.

Unless we state otherwise, the terms "we", "us", "our", "Company", "management", or similar terms collectively refer to SW Innovative Holdings, Inc., a Texas corporation.

Some of the statements in this Offering Circular are forward-looking statements. See the section entitled "Cautionary Statement Regarding Forward-Looking Statements."

Our Business

General

SW Innovative Holdings, Inc. is a development stage company that was formed in Texas on September 3, 2003. Our executive offices are located at 6666 Harwin Drive, Suite 664, Houston, TX 77036; (713) 268-1610. We are engaged in proving our customers with prepaid telephone service both landline and data. We have a limited operating history and have generated limited revenue.

Our officers, Norman George and Stephen Michels, together with Kim Peterson, a former director of the Company, collectively own a majority of the shares of our Common Stock and all of the shares of our Class A Preferred Stock, thus giving them control over the management of the Company and its business, assuming they choose to vote together. This will continue to be true after this Offering, even if all 10 billion Shares are sold.

The Business Plan

We are a development stage company engaged in providing our customers with prepaid telephone services both landline and data. We are based in Houston, Texas. We sell landline phone service, called "plain old telephone service" (POTS), to those whose want this phone service, but cannot qualify for, or afford the costs of, phone line service or data service as provided by one of the big telephone companies. This means that our target customers are those who are credit disadvantaged or small businesses.

We provide landline telephone service to our customers using the existing landlines installed and owned by AT&T or Verizon (collectively, the "Service Providers"). We have entered into agreements with the Service Providers which allows us to do that. The Service Providers are responsible for maintaining the landlines in accordance with the rules of the Texas Public Utility Commission (the "PUC").

Thus, our business consists of finding customers, collecting fees for service from the customers and assisting them with any technical problems they may have that are not the responsibility of the Service Providers. Presently, we run our business with three employees. Much of our business is handled by computers, in part because the Service Providers want us to do so.

As a practical matter, the large telephone companies do not want to service these customers and are happy to work with us in servicing those customers. Thus, a large part of the Company's competitive advantage is that we don't have to compete with those companies.

We acquire telephone service from the Service Providers at a deeply discounted rate, which enables it to resell phone services at rates which provide a comfortable profit margin. We also provide customers with custom calling features for an additional fee. These services include call waiting, caller ID, call forwarding and speed dialing.

We are licensed by the PUC to resell telephone services throughout the state. Once we achieve critical mass in Texas, we hope to expand our product offerings to other states. In January 2009, we entered into a reseller agreement with AT&T covering 22 U.S. states. However, before we can begin to market our pre-paid home telephone service in any state, we must get approval from the applicable state into which we want to expand. There can be no assurance that any state where the Company may in the future file an application to provide telephone service will approve that application.

Approximately, 75% of our customers participate in the Lifeline program, under which the Federal government pays for a portion of the costs of providing limited phone service to economically disadvantaged persons.

Subscriber Base as of September 30, 2014:

Ending Period	Quarterly Base
9/30/2014	118
6/30/2014	88
3/31/2014	89
12/31/2013	89
9/30/2013	99
6/30/2013	117
3/31/2013	130
12/31/2012	88

Contractual relationships:

Our resale agreements with the Service Providers have no expiration date. We have no patent, trademark, license, franchise, concession, royalty agreement or labor contracts.

The Offering

Issuer	SW Innovative Holdings, Inc., a Texas corporation.
Security Offered	Shares of Common Stock, par value $0.0001.
Price shares	$0.01 per 100 Shares; Shares will be sold only in multiples of 100
Minimum Offering	None.
Maximum Offering	$1,000,000 (a total of 10,000,000,000 Shares)
Minimum Investment	None
Offering Period	The Offering commenced on October __, 2014 and will close upon the earlier of (1) the sale of Shares with an aggregate sales price of $1,000,000, or (2) October __, 2015. The Offering may be terminated at our election at any time.
Voting Rights	Stockholders will have one vote per share for each Share owned by them in all matters, including the election of Directors, as provided in the Delaware Corporation law.
Dividends	We have never paid a dividend on the shares of our Common Stock and do not plan to do so in the foreseeable future.
Use of Proceeds	The net proceeds of this offering will be used primarily to increase the marketing efforts of the company, acquiring additional infrastructure for the business, hiring additional administrative employees and for other general corporate purposes. Expenses of the Offering are estimated to be approximately $25,000.00.
Trading of our Shares	Shares of our Common Stock are traded on the OTC Markets Group (Pink).
Risk Factors	An investment in the Company is highly speculative and involves substantial risks. Prospective Investors should carefully review and consider the factors described under the "Risk Factors" section below.

We plan to qualify the offering for sale in Texas, Wisconsin, North Carolina and Florida and in such other states as we may determine from time to time. We may also offer or sell Shares in other states in reliance on exemptions from registration requirements of the laws of those states. However, we will not make any general solicitation or advertisement of this offering in any jurisdiction that this offering is not registered. This offering is being conducted on a "best-efforts" basis, which means our officers will attempt to sell the Shares to prospective investors without the use of an underwriter. We will not pay any commission or other remuneration to our officers in connection with sales of Shares.

SW INNOVATIVE HOLDINGS, INC.
(A Development-Stage Company)
BALANCE SHEET
AS OF JUNE 30, 2014

ASSETS	Unaudited For the Six Months June 30, 2014	Unaudited Year Ending December 31, 2013	Audited Year Ending December 31, 2012
Cash	67,053	5,677	10,386
Accounts receivable	7,296	-	160
Prepaid expenses	-	-	850
Total Current Assets	74,349	5,677	11,396
Property and equipment, net	8,267	9,161	10,948
Investments	52,000	52,000	52,000
Deposit	576	10,557	10,817
TOTAL ASSETS	135,192	77,395	85,161
LIABILITIES AND SHAREHOLDERS' DEFICIT			
LIABILITIES	4,156	25,333	-
Accounts payable and accruals	-	-	7,251
Convertible notes payable - related parties	-	-	46,234
Derivative liability on convertible notes payable	-	-	280,540
Note payable - short term	122,204	77,583	8,243
Total Current Liabilities	126,360	102,916	342,268
Long Term Liabilities			
Note payable - long term	102,850	63,146	37,991
TOTAL LIABILITIES			

	229,210	166,162	380,259
Commitments and Contingencies			
STOCKHOLDERS' DEFICIT			
Preferred stock, $1.00 par value; 50,000,000 shares authorized; 60,000 shares issued and outstanding as of June 30, 2014 and December 30, 2013 and 30,000 as of December 30, 2012	60,000	60,000	30,000
See notes at bottom of page	31,040*	143,436**	751,527***
Additional paid in capital	3,446,721	3,246,719	2,291,392
Deficit accumulated during the development stage	(3,631,779)	(3,538,822)	(3,368,017)
TOTAL STOCKHOLDERS' DEFICIT	(94,018)	(88,667)	(295,098)
TOTAL LIABILITIES & STOCKHOLDERS' DEFICIT	135,192	77,395	85,161

* common stock .0001 par value 15,000,000,000 shares authorized 310,395,526 shares issued and outstanding as of June 30, 2014

** common stock .001 par value 500,000,000 shares authorized 143,535,528 shares issued and outstanding as of December 31, 2013

*** common stock .001 par value 10,000,000,000 shares authorized 751,526,695 shares issued and outstanding as of december 31, 2012

Corporate Information

We are a Texas corporation. We have our offices at 6666 Harwin Drive, Suite 664, Houston, Texas 77036. Our telephone number is (713) 268-1610 and our email address is info@everybodysphonecompany.com.

RISK FACTORS

An investment in our common stock involves a high degree of risk. You should carefully consider each of the following risks and all of the information set forth in this offering circular before deciding to invest in our common stock. If any of the following risks and uncertainties develops into an actual event, our business, financial condition, results of operations and cash flows could be materially adversely affected. In that case, the price of our common stock could decline and you may lose all or part of your investment. In connection with the forward-looking cautionary statements that appear in this prospectus, you should also carefully review the cautionary statement referred to under "Cautionary Statement Concerning Forward Looking Statements."

Risks Related to the Issuer

We lack experience in creating and running a telephone business

We are in the early stages of developing our telephone service business. We have limited experience in the developing or running such a business. None of our officers or employees has ever developed or operated a telephone service of the kind on which we are focused.

We have not generated much revenue or any operating income

We are in the relatively early stages of developing our telephone service business. While we have a small number of subscribers to our services, we have not become profitable, and there are not yet enough subscribers to make us a viable operating company. It may be difficult, therefore, to evaluate our current or future prospects. Companies in the early stages of developing their business model present substantial business and financial risks, not all of which can be anticipated, and as a result, they may suffer significant operating losses.

There is doubt about our ability to become a viable business, and we may need additional funding beyond this offering

We have incurred substantial losses since our incorporation, and our capitalization, even after the completion of this Offering may not be sufficient to allow us to become a viable business.

The funds to be raised by this offering are to be used primarily to support the marketing of our telephone service business to potential subscribers, acquiring additional infrastructure for the business, hiring additional administrative employees, and for other corporate purposes. However, we have no way of knowing whether the amount of money which may be ultimately raised by this offering will be sufficient to expand our business so that it becomes a viable business. We have no present plans to raise additional capital after this offering is completed. However, if we determine after the completion of this offering that we need additional capital, there can be no assurance that we can raise the amount of capital then needed or predict the costs of doing so nor is there any assurance that profitable operations or sufficient cash flows to sustain our business will occur in the future.

We have only a small number of subscribers to our service at this time

We have only 100 subscribers at this time. We estimate that we need approximately 4,000 customers to make business viable. There can be no assurance that we can obtain the necessary number of subscribers for us to become a profitable business.

The ending of the Lifeline program for cellphones would significantly adversely impact our business

Currently 75% of our customers participate in the Lifeline program. If the federal government changes or eliminates the Lifeline program, that that would significantly reduce the number of our potential customers and would make it very difficult for us to meet our revenue and income goals.

Our Service Providers may reduce or end their support of landline telephone service

Our Service Providers may decide at some point in time that they no longer want to spend the money to support their current landline services. If they did so, landline telephone service would, over time, deteriorate unless other companies took over that business. We lack the financial resources to do this. However, if other companies took over the landline business from our Service Providers, there is no way to tell what terms of service they would impose on us and, therefore, whether thereafter we could operate profitably or, if so, at what our level of profitability would be. Even if our Service Providers merely reduced their commitment to servicing landline customers promptly, it if likely that would adversely impact our financial results.

Our stockholders will be largely dependent on a single business

For the foreseeable future, our stockholders will be largely dependent for a return on their investment upon the performance of our business of providing landline and data telephone service, and investors in our company should look to the development and growth of that business for any return on their investment in our company. Investors should not anticipate that we will enter into any new business line.

We will need to increase our computer and internet capacity from time to time

Although we believe that we have sufficient computer and internet capacity to handle the immediately foreseeable need for expansion of our telephone service business, if we grow significantly, we will need to keep investing in additional equipment and internet capacity. Also, our Service Providers require us to deal with them largely using computers. Our systems need to be updated from time to time to respond to the demands of our Service Providers. These situations could become a considerable drain on our cash flow and adversely affect our financial results.

We face competition from many sources

Our business success will be dependent on attracting customers to use our service. By law, AT&T and Verizon must provide access to their landlines to anyone who gets approval from the applicable state public utility commission. Thus, anyone who is willing to make the investment needed for equipment can start a business to provide the same services we do. Also, while AT&T and Verizon have chosen not to provide services to our target customers, either of them could if it wanted to. Both of these companies have economic and other resources far greater than ours.

A reduction in the number of companies in the telephone service business could adversely affect us

Further, if the telephone service business becomes significantly more concentrated, those remaining service providers would be able to charge more for telephone service which would likely adversely impact our financial results.

Our success depends upon us hiring an adequate number of salespeople

For us to grow our business, we will need to considerably expand our sales force first in Houston and then in other Texas cities. There can be no assurance that we can find sufficient salespeople to work for us or that we can economically offer a compensation package that will be attractive to the potential salespeople we wish to hire. If we are unable to find adequate salespeople generally or in the cities into which we wish to expand, that will materially limit our growth rate and our ultimate financial worth.

We are reliant on key individuals

We currently heavily rely on the services of two individuals: Norman George and Stephen Michels neither of whom has entered into an employment agreement with us. Further, there can be no assurance that either of them will continue to be employed by us for any specific period of time. The departure of either of these key people may negatively affect our business unless suitable replacements can be found in a timely fashion. We have not purchased key man life insurance for either of these people.

The demand for pre-paid landline or data phone service cannot be determined

While we believe that there is considerable potential demand for pre-paid landline and data telephone service from people who cannot afford to purchase telephone service from the large telephone companies, there is no way to estimate the amount of that demand or to estimate the potential revenue that we can realize in any given time period from those potential customers. Likewise, we cannot estimate how quickly or efficiently demand for our services can be made to produce any particular level of revenue or income for us.

We have no experience in managing expanding usage of our telephone services

In order for us to be financially successful and for the investors in this offering to realize a return on their investment, we will have to significantly expand the usage of our pre-paid phone service. However, we have no experience with managing growing local or regional, let alone state, telephone service operations. There is a significant possibility that managing the growth of our services will be more expensive and labor intensive than we currently anticipate. Any inability on our part to smoothly increase the number of customers that we handle and any technical problems with doing so could cause an interruption in service that might well result in a loss of revenue and a related decline in income.

Our business is potentially subject to regulations that could be adopted in the future

From time to time, bills which attempt to regulate various aspects of telephone service are introduced in Congress and various state legislatures. We expect that such bills will continue to be introduced from time to time. Also, state public utility commissions and other regulators of phone service change their rules from time to time. However, we have no way to predict whether any law or rule relating to the telephone service business which may ultimately enacted by a legislature or adopted by a governmental agency in the future will have an adverse impact on our operations or business plan.

Future developments in telephone service cannot be predicted

The history of the development of telephone service in the United States has been one of continuous development and change. We have no way of predicting how telephone service of various kinds may develop in the United States in the future or whether or how any such developments may affect our operations or business plan.

Our computers are subject to operational risks such as equipment failure

Equipment failure, software problems or other operational failures or problems, including hacking attacks, could adversely affect our operations and our financial condition.

Governmental regulation may adversely affect our profitability

There may be changes in federal, state or local governmental regulations or policies, in particular in relation to taxation, which could have a material adverse effect on our activities and financial success.

Our revenues and operating results may fluctuate.

Our revenues and operating results may fluctuate from quarter-to-quarter and year-to-year and are likely to continue to vary due to a number of factors, many of which are not within our control. Thus, revenues and operating results for any future period are not predictable with any significant degree of certainty. For these reasons, comparing our operating results on a period-to-period basis may not be meaningful. You should not rely on our past results as an indication of our future performance.

Fluctuations in our operating results and financial condition may occur due to a number of factors, including, but not limited to, those listed below and those identified throughout this "Risk Factors" section:

- the extent of turnover of our customers in any period;
- the degree of market acceptance of our services;
- development of new competitive services by others;
- our response to price competition;

- delays between our expenditures to develop and market services in new areas and the generation of sales from those services;
- changes in the amount we spend to promote our services;
- general economic and industry conditions that affect our potential customers; and
- changes in accounting rules and tax laws.

Due to the foregoing factors, you should not rely on quarter-to-quarter or year-to-year comparisons of our operating results as an indicator of future performance.

We may not be able to generate operating profits.

Since our inception, we have not generated operating profits. In the event that we are unable to execute on our business plan, we may be unable to generate profits in the future.

If the market does not develop as we expect, our revenues may stagnate or decline.

The marketplace for telephone service is dominated by large telephone service companies which make large investments in research and development which create continuing changes in phone equipment and service. If our approach of providing phone service to certain target customers does not gain market acceptance as an alternative to more expensive phone service providers for those customers, or if the marketplace adopts an alternative to our approach, we may not be able to increase or sustain the level of sales of our services, and our results of operations would be adversely affected as a result.

Our three principal stockholders will be able to exert substantial influence on the Company

Even after this offering, Norman George, Kim Peterson and Stephen Michels, if they act together, will own enough shares of our Common Stock to significantly influence the election of Directors and other decisions requiring a shareholder vote. See "Principal Stockholders."

We rely on our information technology systems to manage numerous aspects of our business and customer and supplier relationships, and a disruption of these systems could adversely affect our results of operations.

We depend on our information technology, or "IT," systems as the basis of our business and to manage numerous aspects of our business and provide analytical information to management. Our IT systems allow us to efficiently purchase products from our suppliers, provide procurement and logistic services, maintain cost-effective operations and provide superior service to our customers. Our IT systems are an essential component of our business and growth strategies, and a disruption to our IT systems could significantly limit our ability to manage and operate our business efficiently. These systems are vulnerable to, among other things, damage and interruption from power loss, including as a result of natural disasters, computer system and network failures, loss of telecommunication services, operator negligence, loss of data, security breaches and computer viruses. Any such disruption could adversely affect our results of operations.

We may not have adequate insurance for potential liabilities.

In the ordinary course of business, we may be subject to various claims, lawsuits and administrative proceedings seeking damages or other remedies arising out of our commercial operations. We maintain insurance to cover our potential exposure for most claims and losses. However, our insurance coverage is subject to various exclusions, self-retentions and deductibles, may be inadequate or unavailable to protect us fully, and may be cancelled or otherwise terminated by the insurer. Furthermore, we face the following additional risks under our insurance coverage:

- we may not be able to continue to obtain insurance coverage on commercially reasonable terms, or at all;
- we may be faced with types of liabilities that are not covered under our insurance policies, such as environmental contamination or terrorist attacks, and that exceed any amounts what we may have reserved for such liabilities;
- the amount of any liabilities that we may face may exceed our policy limits and any amounts we may have reserved for such liabilities; and
- we may incur losses resulting from interruption of our business that may not be fully covered under our insurance policies.

Even a partially uninsured claim of significant size, if successful, could materially adversely affect our business, financial condition, results of operations and liquidity. However, even if we successfully defend ourselves against any such claim, we could be forced to spend a substantial amount of money in litigation expenses, our management could be required to spend valuable time in the defense against these claims and our reputation could suffer, any of which could adversely affect our results of operations.

Risks Related to this Offering, the Securities Markets and Ownership of Our Common Stock

The shares of our Common Stock are subject to the Penny Stock Rules

Shares of our Common Stock are traded on the OTC Market Group (Pink), which may well make it difficult for a purchaser of them to sell all or a part of them when the purchaser wishes, or, if they can be sold, to get what the purchaser may consider to be an adequate price for them. The shares of our Common Stock are trading at prices which make them subject to the SEC's "Penny Stock Rules" which may also limit the liquidity of the Shares or adversely affect the price at which they can be sold or both. See "Description of Securities" below.

We cannot assure you that the market for our common stock will continue at its current trading volume or that the market price of shares of our common stock will not decline following this offering.

In addition, we cannot predict the prices at which our Common Stock will trade. The offering price for the Shares being sold in this offering has been determined by us based largely on our perception of the amount of money which we need to raise at this time to grow our company. We cannot assure you that the offering price per share will bear any relationship to the market price at which our Common Stock may trade after this offering.

We have broad discretion as to the use of the net proceeds from this offering and may not use them effectively.

We cannot specify with certainty the particular uses to which we will put the net proceeds from this offering. Our management will have broad discretion in the application of the net proceeds, and we may use these proceeds in ways with which you may disagree or for purposes other than those contemplated at the time of the offering. The failure by our management to apply these funds effectively could have a material adverse effect on our business, financial condition and results of operation. Pending their use, we may invest the net proceeds from this offering in a manner that does not produce income or that loses value.

The market price of our common stock may fluctuate significantly.

The market price and liquidity of the market for shares of our Common Stock that will prevail in the market after this offering may be higher or lower than the price you pay and may be significantly affected by numerous factors, some of which are beyond our control and may not be directly related to our operating performance. These factors include:

- significant volatility in the market price and trading volume of securities of companies in our sector, which is not necessarily related to the operating performance of these companies;
- the mix of services that we provide during any period;
- delays between our expenditures to develop and market our services and the generation of sales from those marketing efforts;
- changes in the amount that we spend to expand our service to new areas or to develop new services;
- changes in our expenditures to promote our services;
- announcements of acquisitions by us or one of our competitors;
- changes in regulatory policies or tax guidelines;
- changes or perceived changes in earnings or variations in operating results;
- any shortfall in revenue or net income or any increase in losses from levels expected by investors or securities analysts; and
- general economic trends and other external factors.

If equity research analysts do not publish research or reports about our business, or if they issue unfavorable commentary or downgrade our shares, the price of our shares could decline.

The trading market for our shares will rely in part on the research and reports that equity research analysts publish about us and our business. We do not have control over these analysts, and we do not have commitments from them to write research reports about us. The price of our shares could decline if one or more equity research analysts downgrades our shares, issues other unfavorable commentary, or ceases publishing reports about us or our business.

Future sales of our shares could reduce the market price of our shares.

The price of our shares could decline if there are substantial sales of our common stock, particularly by our directors or our executive officer, or when there is a large number of shares of our common stock available for sale. The perception in the public market that our stockholders might sell our shares could also depress the market price of our shares. If this occurs or continues it could impair our ability to raise additional capital through the sale of securities should we desire to do so.

Raising additional capital by issuing securities may cause dilution to our stockholders.

We may need or desire to raise substantial additional capital in the future. Our future capital requirements will depend on many factors, including, among others:

- Our degree of success in capturing a larger portion of the media services and advertising market;
- The costs of establishing or acquiring sales, marketing, and distribution capabilities for our services;
- The extent to which we acquire or invest in businesses, products, or technologies and other strategic relationships; and
- The costs of financing unanticipated working capital requirements and responding to competitive pressures.

If we raise additional funds by issuing equity or convertible debt securities, we will reduce the percentage ownership of our then-existing stockholders, and the holders of those newly-issued equity or convertible debt securities may have rights, preferences, or privileges senior to those possessed by our then-existing stockholders. Additionally, future sales of a substantial number of shares of our common stock or other equity-related securities in the public market could depress the market price of our common stock and impair our ability to raise capital through the sale of additional equity or equity-linked securities. We cannot predict the effect that future sales of our common stock or other equity-related securities would have on the market price of our common stock.

We have never paid cash dividends on our common stock, and we do not anticipate paying any cash dividends in the foreseeable future. Therefore, if our share price does not appreciate, our investors may not gain and could potentially lose on their investment in our shares.

We have never declared or paid cash dividends on our common stock, nor do we anticipate paying any cash dividends on our share capital, after this offering and in the foreseeable future. We currently intend to retain all available funds and any future earnings to fund the development and growth of our business. As a result, capital appreciation, if any, of our shares will be investors' sole source of gain for the foreseeable future.

Provisions in our charter documents or Delaware law may inhibit a takeover, which could adversely affect the value of our common stock.

Our certificate of incorporation and bylaws will contain, and Delaware corporate law contains, provisions that could delay or prevent a change of control or changes in our management. These provisions will apply even if some of our stockholders consider the offer to be beneficial or favorable. If a change of control or change in management is delayed or prevented, the market price of our common stock could decline. See "Description of Capital Stock."

PLAN OF DISTRIBUTION

The Shares to be offered in connection with this Offering will be offered by the officers of the Company through their contacts and word of mouth. The Company is not using a selling agent or finder in connection with this offering.

In order to subscribe to purchase the Shares, a prospective Investor must complete, sign and deliver a Subscription Agreement to the Company and wire funds for its subscription amount in accordance with the instructions included in the Subscription Agreement which accompanies this Offering Statement.

The Company reserves the right to reject any Investor's subscription in whole or in part for any reason. If the offering terminates or if any prospective Investor's subscription is rejected, all funds received from such Investors will be returned without interest or deduction.

This Offering is made only by means of this Offering Circular and prospective Investors must read and rely on the information provided in this Offering Circular in connection with their decision to invest in the Shares.

State Qualification and Suitability Standards

This Offering Circular does not constitute an offer to sell or the solicitation of an offer to purchase any Shares in any jurisdiction in which, or to any person to whom, it would be unlawful to do so. An investment in the Shares involves substantial risks and possible loss by Investors of their entire investment. See "Risk Factors."

These Shares have not been qualified under the securities laws of any state or jurisdiction. We plan to qualify the Offering only in Texas, Wisconsin, North Carolina and Florida and with such other state securities regulatory bodies as we may determine from time to time. We may also offer or sell Shares in other states in reliance on exemptions from registration requirements of the laws of those states.

Some of our offerees may be broker-dealers registered with the SEC under the Exchange Act, who may be interested in reselling our Shares to others. If so, they will have to comply with the regulations of the SEC and FINRA relating to underwriters.

USE OF PROCEEDS

We estimate that our net proceeds from the sale of 10,000,000,000 Shares in this offering at an offering price of $0.01 per 100 Shares will be approximately $975,000.00 after deducting our estimated offering expenses of approximately $25,000.00.

We intend to use the net proceeds of this offering primarily to increase our marketing efforts, acquire additional infrastructure for the business, hire additional administrative staff and for general corporate purposes.

In the event that any net proceeds are not immediately applied, we may temporarily hold them as cash, deposit them in banks or invest them in cash equivalents or securities.

DIVIDEND POLICY

We do not anticipate that we will declare or pay regular dividends on our common stock in the foreseeable future, as we generally intend to invest any future earnings in the development and growth of our business. Future dividends, if any, will be at the discretion of our Board of Directors and will depend on many factors, including general economic and business conditions, our strategic plans, our financial results and conditions, legal requirements, any contractual obligations or limitations, and other factors that our Board of Directors deems relevant.

CAUTIONARY STATEMENT CONCERNING FORWARD LOOKING STATEMENTS

We are including the following discussion to inform you of some of the risks and uncertainties that can affect us.

This offering circular contains various statements, including those that express a belief, expectation, or intention, as well as those that are not statements of historical fact, that are forward looking statements. The forward looking statements may include projections and estimates concerning the timing and success of specific projects and our future revenue, income and capital spending. Our forward looking statements are generally accompanied by words such as "may," "will," "expect," "intend," "estimate," "project," "predict," "believe," "expect," "anticipate," "potential," "plan," "goal" or other words that convey the uncertainty of future events or outcomes. The forward looking statements in this offering circular speak only as of the date of this offering circular; we disclaim any obligation to update these statements (unless required by securities laws), and we caution you not to unduly rely on them. We have based these forward looking statements on our current expectations and assumptions about future events. While our management considers these expectations and assumptions to be reasonable, they are inherently subject to significant business, economic, competitive, regulatory and other risks, contingencies and uncertainties, most of which are difficult to predict and many of which are beyond our control. These risks, contingencies and uncertainties include, but are not limited to, the following:

- our strategy, including the expansion and growth of our operations;
- the impact of loss of key management;
- sufficiency of funds for required capital expenditures, working capital, and debt service;
- the adequacy of sources of liquidity;
- liabilities under laws and regulations protecting the environment;

- the impact of governmental laws and regulations;
- operating hazards, war, terrorism and cancellation or unavailability of insurance coverage; and
- the effect of litigation and contingencies.

These and other important factors, including those discussed under "Risk Factors" included elsewhere in this offering circular, may cause our actual results of operations to differ materially from any future results of operations expressed or implied by the forward looking statements contained in this offering circular. Before making a decision to purchase our common stock, you should carefully consider all of the factors identified in this offering circular that could cause actual results to differ from these forward looking statements.

You should rely only on the information contained or incorporated by reference in this offering circular. We have not authorized any other person to provide you with additional or different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where an offer or sale is not permitted. You should assume that the information in this offering circular is accurate only as of the date on the front cover of this offering circular, regardless of the time of delivery of this offering circular or any sale of our common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

BUSINESS

Our Company

SW Innovative Holdings, Inc., d.b.a. Everybody's Phone Company© (the Company), offers local and long distance telephone service on a prepaid basis in the Houston, Texas area. Our local services include a "bare bones" product providing unlimited local dial tone and 911 emergency access, with the option of several customer calling features, for an additional fee, including Call Waiting, Caller ID, Call Forwarding and Speed Dialing. These features may be purchased individually or in a package at reduced rates.

History

We were incorporated as Everybody's Phone Company in Texas on September 3, 2003. We changed our name to SW Innovative Holdings, Inc. on July 21, 2014.

Our Business

For people living in 21st Century America, having a telephone connection is a necessity not a luxury, and the need for telephone service seems to continue to grow. Getting a job, renting an apartment, getting medical help for yourself or a family member, keeping track of your children, reaching the police plus hundreds of other needs of ordinary life require access to phone service. Rich or poor, the need for telephone service is a constant aspect of life, and one which has virtually no substitute. Further, with the virtual elimination of payphones, people need to have either their own landline phone service or wireless service.

For the majority of people, getting phone service is easy. They contact one of the large phone companies and purchase landline or wireless service. To do this they need to have an establish credit record with the phone company or provide a deposit or other credit enhancement which causes the phone company to feel comfortable that it will be paid for the service which it will provide. That service is provided on the basis of billing after service use, which is why potential new customers need to satisfy the phone company's credit approval process. For the phone companies the cost of this credit approval activity and the losses from the occasional failure of customers to pay is worth it because their phone service customers generally use enough phone services at a high enough price to the customer to more than cover these costs.

For people who have credit history problems or bad credit or no credit and also lack the ability to provide the phone company with a significant cash deposit, getting needed phone service from phone companies is virtually impossible. Nonetheless, those potential customers need phone service. An unemployed person without phone service is very likely to remain unemployed. Renting an apartment is very difficult if the rental agent can't call the potential renter back. The examples are endless.

Our business is to provide phone service to our customer on terms that the large number of people who can't qualify for service from the large phone companies can afford. For both our company and our customers, the answer is pre-paid service.

We sell pre-paid local and long distance phone service, called "plain old telephone service" (POTS), to those whose want this hone service, but cannot qualify for, or afford the costs of, phone line service or data service as provided by one of the big telephone companies. Thus, our target customers are those who are credit disadvantaged or small businesses. Many of these people need the convenience of being able to use a phone service for a few months, drop it for a month or two, and then resume using it as circumstances permit, all without a lot of bureaucracy or complications. We provide that service.

We provide landline telephone service to our customers using the existing landlines installed and owned by AT&T or Verizon (collectively, the "Service Providers"). Thus, we can be a phone service provider without having to incur the very large costs inherent in creating a telephone company from the ground up. Instead of doing that, we have entered into agreements with the Service Providers which allow us to service our customers without the cost of owning all the hardware involved in providing local and long distance phone service. Also, as a result of this arrangement, it is the Service Providers, and not us, who are responsible for maintaining the landlines in accordance with the rule of the Texas Public Utility Commission (the "PUC").

Thus, our business consists of finding customers, collecting fees for service from the customers and assisting them with any technical problems they may have that are not the responsibility of the Service Providers. Presently, we runs our business with three employees. Much of our business is handled by computers, in part because the Service Providers want us to do so.

As a practical matter, the large telephone companies do not want to service these customers and are happy to work with us in servicing those customers. Thus, a large part of our competitive advantage is that the large telephone companies don't want to deal with our target customers.

We acquire telephone service from the Service Providers at a deeply discounted rate, which enables us to resell phone services at rates which provide a comfortable profit margin. We also provide customers with custom calling features for an additional fee. These services include call waiting, caller ID, call forwarding and speed dialing. We provide our customers with the convenience of paying with cash, credit card or debit card and at ACE check cashing which has over 400 locations across the state of Texas.

We are licensed by the PUC to resell telephone services throughout the state. Once we achieve critical mass in Texas, we hope to expand its product offerings to other states. In January 2009, we entered into a reseller agreement with AT&T covering 22 U.S. states. However, before we can begin to market our pre-paid home telephone service in any state, we must get approval from the applicable state that it wants to expand to. There can be no assurance that any state where we may in the future file an application to provide telephone service will approve that application.

Approximately, 75% of our customers participate in the Lifeline program. Since 1985, the Lifeline program has provided a discount phone service for qualifying low-income persons to ensure that all Americans have the opportunities and security that phone service brings, including being able to connect to jobs, family and emergency services. In 2005, Lifeline discounts were made available to qualifying low-income consumers on pre-paid data service plans, in addition to traditional landline service.

The Lifeline program is available to eligible low-income people in every state, territory, commonwealth, and on Tribal lands. People with proper proof of eligibility may be qualified to enroll. To participate in the program, people must have an income that is at or below 135% of the federal Poverty Guidelines or participate in a qualifying state, federal or Tribal assistance program such as:

- Medicaid;
- Supplemental Nutrition Assistance Program (Food Stamps or SNAP);
- Supplemental Security Income (SSI);
- Federal Public House Assistance (Section 8); and
- Low-Income Home Energy Assistance Program (LIHEAP).

Federal rules prohibit eligible low-income people from receiving more than one Lifeline discount per household. An eligible person may receive a discount on either a wireline or data service, but not both. A person whose household currently is receiving more than one Lifeline service must select a single Lifeline provider and contact the other provider to de-enroll from their program.

The Lifeline program is administered by the Universal Service Administrative Company (USAC). USAC is responsible for data collection and maintenance, support calculation, and disbursement for the low-income program. USAC's website provides information regarding administrative aspects of the low-income program, as well as program requirements.

Our Challenge

We have experienced significant losses in each of the past three years. We believe these losses are in large part due to two things: investment in the development of our proprietary technologies and operating systems and investment in our infrastructure so as to use the phone service provided to us by our Service Providers.

Our investment in the development of our proprietary technologies and operating systems involved the following:

a. the development of "cloud" based software to automate the back office functions of the business; and

b. hiring a of a "bulk mailing service" to print and mail monthly statements to subscribers.

Our infrastructure expenses were related to outfitting our offices and purchasing equipment for providing our services.

In addition, we incurred operating expenses associated with the start-up of our operations and significant legal, accounting/audit and reporting expenses.

We believe that in order to grow our company and make it profitable, we need to hire a staff of full-time sales people and improve our infrastructure so that it can support a growing company with an expanding number of customers. We plan to use the proceeds of this offering primarily to accomplish those goals.

Our experience with finding customers is that potential customers often find the concept of our pre-paid telephone services interesting. However, because we lack a staff of sales people and the funds to do targeted advertising to potential customers to sell those services, we have not been able to reach many potential customers. We believe that if we had a dedicated sales force of our own, we would be able to reach a significant portion of our potential customers. Likewise, with sufficient funds, we could advertise is certain publications and media which serve our potential customers. Our hope is to have a full time sales force of at least 4 sales people by March 31, 2014. We estimate that we need approximately 1,000 customers in order to become profitable.

Our Business Strategy

The principle elements of our business strategy include:

- **Offer Competitively Priced Services.** The key to selling our phone services is to price them so they are attractive to our customers. The current pricing structure of, and financial requirements for, obtaining phone service from the large phone service providers is more expensive and complicated than a significant number of people can deal with. Because of our arrangements with our Service Providers we can offer phone services to our customers at prices and on terms which they can afford and which fit their circumstances.

- **Improve Our Marketing to Our Primary Target Customers.** Our experience to date has convinced us that there is a demand for our pre-paid phone services. Our contacts with those people have shown us that many of them would like to have an alternative phone service that fits into their economic circumstances. We believe that if we can reach those customers with our marketing message, many of them will be interested in using our services.

- **Establish Our Own Sales Force.** Our experience has shown that we need our own dedicated sales force in order to have sales people who are motivated to and focused on marketing our services. We need a large enough sales force to reach many more of our target customers if we are to reach our goal of having a minimum of 1,000 customers in Houston.

- **Create Multi-Channels of Sales Including Direct and Indirect Sales Channels.** We intend to establish a direct sales team which will pursue phone sales messages, direct mail and personal contact in places where we believe there are likely to be significant numbers of potential customers. In addition, we intend to pursue indirect marketing efforts through various media. Our goal is to target our media usage to those most likely to be want to use our services.

- **Target Select Niche Markets Beyond Our Current Customers.** We believe that our services will be attract to certain niche markets such as people who are home bound or senior citizens who only want to pay for minimal phone service since that is all they use. While the majority of phone service uses want lots of services and options on their phones, we believe that there is a significant sub-market in people who want simpler phones and fewer services. We plan to make these people aware that we have services that meet their needs.

• **Provide Data Services To Our Customers.** We believe that there is a market for internet/data services among our target customers. We could provide this service by reselling data services from one of the large phone companies. While we would like to provide this service, getting started doing that would require cash deposits to gain access to the service network which we currently cannot afford. We are hopefully that the expansion of our business which we anticipate if this offering is successful will provide the cash necessary to expand our offerings into data services.

Our Competitive Strengths

We believe that our competitive strengths include:

• **Our Services are Cost Competitive.** The terms under which we purchase phone services from our Service Providers allow us to offer cost competitive phone services to our customers, while maintaining a comfortable margin for our business. Likewise, the Lifeline program has the effect of reducing our costs of providing that service to qualified customers.

• **No Deposit Required; No Credit Check.** Not only can we provide phone service at reasonable prices, but we simplify the process of signing up for our services. Since those services are pre-paid, we don't need to require deposits from or credit checks of potential customers. This makes our services available to people who want and need them, but can't comply with the large phone companies' credit evaluation processes.

• **Customers Only Pay For The Services They Want.** Because our customers pay for phone services in advance, they can control how much they spend on that service. They can also terminate service for a month or more, if necessary, and then easily start it up again. That flexibility is attractive to people, for example, whose income is uncertain or who are away from home with some frequency for whatever reason.

• **We Provide Service Even To Customers Who Owe Money To Their Old Home Telephone Service Provider.** Because our services are prepaid, we are not concerned about a customer's credit history. This flexibility makes us attractive to customers who need phone service but are still resolving credit issues with their previous phone service provider.

Marketing and Sales

We market our services through the Everybody's Phone Company brand. We are looking to hire a full-time sales force to sell our services. Presently, we are only marketing our services in the Houston, Texas area, where we are located. With the proceeds of this Offering, we hope to significantly increase our market area and then being sales in other cities in Texas through the use of a larger sales force.

As our customer base grows and it becomes attractive to do so, we plan to approach retail stores frequented by our target customers and encourage them to tell their customers about our services, in exchange for some payment.

Also, we plan to approach certain charitable organizations which work with people who need our services, such as the elderly or people who are housebound, who don't have phone service but need it.

Finally, we plan to market our services to those who don't use many of the features of smartphones and similar devices and really only want a simply way to make phone calls as needed. While many people are heavy users of the many features of today's wireless phone, we think many people don't like paying for features and services they don't need. The large phone companies dominate the multi-feature phone service market, and it is not our intention to complete with them. Our target market is those who just want pre-paid service for a limited number of features.

Employees

The Company's active business operations currently employ three people all of whom are full-time employees. We staff our projects with independent contractors who are hired for specific projects and tasks.

Customers

As of August 30 2014, we have approximately 100 customers, all of whom are individuals. No customer is significantly large than any of the others.

Intellectual Property

The Company has registered the trademark "Everybody's Phone Company" with the US Patent and Trademark Office.

Government Regulation

Our business is heavily regulated by the Federal Communication Commission and the Texas Public Utility Commission. We do not anticipate any new regulations that would have a material effect on our business as currently conducted or as proposed to be conducted. We do not anticipate having any material expenses relating to compliance with environmental laws in the future.

Properties

Our office, which is rented, is located at 6666 Harwin Drive, Suite 664, Houston, Texas 77036, and consists of approximately 1,000 sq. ft. The Company believes that its office is adequate for its needs for the present.

Legal Proceedings

We are not currently a party to any material legal proceedings. From time to time we may be involved in legal claims or proceedings that arise out of the ordinary course of business.

OUR MANAGEMENT

Mr. Norman George is our President and a Director. He was formally the Director and Chief Financial Officer of Affordable Telecommunications Technology Corporation (ATCT.pk) a publicly traded small cap stock on the "Pink Sheets" exchange. Mr. George was hired as Chief Financial Officer of ATCT on September 1, 1998. Prior to joining the Affordable Telecommunications Technology Corporation, he was self -employed with ownership interest in numerous retail companies over the past thirty (30) years. Peat, Marwick and Mitchell formerly employed Mr. George for 5 years as a retail consultant. He is a graduate of the University of Texas with a degree in Accounting.

Stephen Michels is our Vice President of Sales and a Director. He is a successful business owner; Mr. Michels is a United States Army veteran; Mr. Michaels has launched many business associated with advertising/marketing and printing business for the past 35 years.

Compensation of Officers and Directors

Mr. George and Mr. Michels salaries for their services to our Company are paid monthly at the rate of $4,000.00 and $1,500.00, respectively.

Because of we only have two (2) Directors, we do not have a Compensation Committee.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGERS

The following table sets forth information as of June 30, 2014, regarding the beneficial ownership of shares of our Common Stock by our sole director, by our only executive officers, and by our current director and executive officer as a group and by each person known to us to own 5% or more of those shares. Except as otherwise noted in the footnotes below, each person below has sole voting and investment power with respect to such securities.

Name	Number of Shares Beneficially Owned	Percentage of Class
Norman George*	87,140,000	28.07
Kim T. Peterson	72,144,160	23,24
Stephen Michel**	39,005,000	12.57

*President and Director
**Vice President and Director

In addition, Messrs. George, Peterson and Michel own all 60,000 issued and outstanding shares of our Class A Preferred Stock (the "Class A Shares"). Among other features, each share of Preferred Stock is entitled to 550,000 per share on any matter that is voted on by the our shareholders, including the election of Directors. As a result, even if all of the shares being offered for sale by this Offering Circular are sold, those three persons will be significantly affect, although not control, the election of the directors of our Company and the outcome of any vote on any other matter, if they all vote together. There is, however, no voting or other agreement in existence which would require them to so vote.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

Other than the sale of shares of common stock and preferred stock to our two officers and to Mr. Peterson, who is a holder of over 10% of the our common stock, there have not been any related party transactions.

MARKET FOR AND DIVIDENDS ON OUR COMMON STOCK AND RELATED STOCKHOLDER MATTERS.

Market Information

The principal market for shares of the Company's Common Stock is the OTC Markets Group (Pink). OTC Markets Group is not an exchange or an automated quotation system operated by a registered securities system.

As of June 30, 2014, an aggregate of 310,395,528 shares of our Common Stock were issued and outstanding and were owned by approximately 61 holders of record, based on information provided by our transfer agent.

Penny Stock Considerations

Our shares are "penny stocks", which term is generally defined under the Securities Exchange Act of 1934 to mean equity securities with a price of less than $5.00. Our shares are thus subject to rules that impose sales practice and disclosure requirements on broker-dealers who engage in certain transactions involving a penny stock, such as shares of our Common Stock.

Under the penny stock regulations, a broker-dealer selling a penny stock to anyone other than an established customer or accredited investor must make a special suitability determination regarding the purchaser and must receive the purchaser's written consent to the transaction prior to the sale, unless the broker-dealer is otherwise exempt. Generally, an individual with a net worth in excess of $1,000,000, or annual income exceeding $100,000 individually or $400,340 together with his or her spouse, is considered an accredited investor. In addition, under the penny stock regulations the broker-dealer is required to:

- Deliver, prior to any transaction involving a penny stock, a disclosure schedule in the form prescribed by the Securities and Exchange Commission relating to the penny stock market, unless the broker-dealer or the transaction is otherwise exempt;

- Disclose the commissions payable to the broker-dealer and its registered representatives and the current bid and offer quotations for the securities;

• Send monthly statements disclosing recent price information pertaining to the penny stock held in a customer's account, the account's value and information regarding the limited market in penny stocks; and

• Make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction, prior to conducting any penny stock transaction in the customer's account.

Because of these regulations, broker-dealers may encounter difficulties in their attempts to sell shares of our common stock, which may affect the ability of stockholders to sell their shares in the secondary market and have the effect of reducing the level of trading activity in the secondary market. These additional sales practice and disclosure requirements may impede the sale of shares of our Common Stock. In addition, these rules mean that the liquidity of our shares may be adversely affected, with a corresponding decrease in the available price of our shares.

Dividends

We have never paid a dividend and have no present intention of doing so. To the extent we have any income, we intend to reinvest it in the business. The decision to pay a dividend on the Common Stock and if so, when and in what amount will be made by the Board of Directors

DESCRIPTION OF CAPITAL STOCK

This description is a summary only and is subject to the complete text of our certificate of incorporation and bylaws, forms of which we have filed as exhibits to this Offering Circular.

Our authorized capital stock will consist of 15,000,000,000 shares of common stock, par value $0.0001 per share, and 50,000,000 shares of preferred stock, par value $1.00 per share.

Common Stock

Each share of Common Stock entitles the holder to one vote on all matters on which holders are permitted to vote, including the election of directors. They do not have cumulative voting rights. Accordingly, holders of a majority of shares entitled to vote in an election of directors are able to elect all of the directors standing for election.

Subject to preferences that may be applicable to any outstanding preferred stock, the holders of the Common Stock will share equally on a per share basis any dividends when, as and if declared by the Board of Directors out of funds legally available for that purpose. If we are liquidated, dissolved or wound up, the holders of our Common Stock will be entitled to a ratable share of any distribution to stockholders, after satisfaction of all of our liabilities and of the prior rights of any outstanding class of our preferred stock. Our Common Stock carry no preemptive or other subscription rights to purchase shares of our stock and are not convertible, redeemable or assessable.

Preferred Stock

Our Board of Directors has the authority, without stockholder approval, to issue shares of preferred stock from time to time in one or more series and to fix the number of shares and terms of each such series. The Board may determine the designation and other terms of each series, including, among others:

- dividend rates;
- whether dividends will be cumulative or non-cumulative;
- redemption rights;
- liquidation rights;
- sinking fund provisions;
- conversion or exchange rights; and
- voting rights.

The issuance of preferred stock, while providing us with flexibility in connection with possible acquisitions and other corporate purposes, could reduce the relative voting power of holders of our common stock. It could also affect the likelihood that holders of our common stock will receive dividend payments and payments upon liquidation.

The issuance of shares of capital stock, or the issuance of rights to purchase shares of capital stock, could be used to discourage an attempt to obtain control of our company. For example, if, in the exercise of its fiduciary obligations, our Board of Directors determined that a takeover proposal was not in the best interest of our stockholders, the Board could authorize the issuance of preferred stock or Common Stock without stockholder approval. The shares could be issued in one or more transactions that might prevent or make the completion of the change of control transaction more difficult or costly by:

- diluting the voting or other rights of the proposed acquiror or insurgent stockholder group;
- creating a substantial voting bloc in institutional or other hands that might undertake to support the position of the incumbent board; or
- effecting an acquisition that might complicate or preclude the takeover.

In this regard, our certificate of incorporation grants our Board of Directors broad power to establish the rights and preferences of the authorized and unissued preferred stock. Our Board could establish one or more series of preferred stock that entitle holders to:

- vote separately as a class on any proposed merger or consolidation;
- cast a proportionately larger vote together with our common stock on any transaction or for all purposes;

- elect directors having terms of office or voting rights greater than those of other directors;
- convert preferred stock into a greater number of shares of our common stock or other securities;
- demand redemption at a specified price under prescribed circumstances related to a change of control of our company; or
- exercise other rights designed to impede a takeover.

Alternatively, a change of control transaction deemed by the board to be in the best interest of our stockholders could be facilitated by issuing a series of preferred stock having sufficient voting rights to provide a required percentage vote of the stockholders.

Class A Preferred Stock

Our Board of Directors has created a class of preferred stock designated as the Class A Preferred Stock ("Class A Shares"). Class A Shares have a preference in any liquidation of our Company of $.05 per share, which is to be paid before any distribution will be made to shares of Common Stock. Class A Shares do not have a fixed dividend, but can be receive dividends at any time dividends are paid to shares of Common Stock, provided the Board of Directors declares a dividend on the Class A Shares and provided that the dividend per share on Class A Shares cannot exceed the dividend per share paid at the same time on shares of Common Stock. Class A Shares carry no preemptive or other subscription rights to purchase shares of our stock and are not convertible, redeemable or assessable. Class A Shares are entitled to 550,000 votes per share on any matter which requires a vote of the shareholders.

ARTICLES OF INCORPORATION AND BYLAWS

Election and Removal of Directors

Under our Bylaws, our Board of Directors is to consist of between one and nine directors, the exact number of directors is fixed by the Board. Currently, we have one director, and there will be one director until the directors or stockholders, by majority vote, increase the number of directors. The director may be removed for cause by the stockholders, at a special meeting called for that purposes, by an affirmative vote of shares representing a majority of the shares then entitled to vote at an election of directors. Any vacancy occurring on the board of directors and any newly created directorship may be filled by majority vote of the stockholders or directors in office.

Stockholder Meetings

Our bylaws provide that special meetings of our stockholders may be called only by a majority of the directors, or such persons authorized by the Board of Directors.

Stockholder Action by Written Consent

Our bylaws provide that holders of our common stock are able to act by written consent without a meeting, as provided in the Business Organization Code of the State of Texas.

Amendment of Articles of Incorporation

The affirmative vote of at least a majority of the voting power of our outstanding shares of stock will be required to amend our articles of incorporation.

Amendment of Bylaws

Our bylaws may generally be altered, amended or repealed, and new bylaws adopted with:

- The affirmative vote of a majority of directors present at any regular or special meeting of the Board of Directors called for that purpose; or

- The affirmative vote of a majority of the voting power of our outstanding shares o voting stock.

Limitation of Liability of Directors and Officers

Our bylaws provide that no director will be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as director, except as required by applicable laws, as in effect from time to time. Currently, Texas law required that liability be imposed for the following:

- Any breach of the director's duty of loyalty to our company or our stockholders;

- Any act or omission not in good faith or which involved intentional misconduct or a knowing violation of law;

- Unlawful payments of dividends or unlawful stock repurchases or redemptions; and

- Any transaction from which the director derived an improper personal benefit.

As a result, neither we nor our stockholders have the right, through stockholders' derivative suits on our behalf, to recover monetary damages against a director for breach of fiduciary duty as a director, including breaches resulting from grossly negligent behavior, except in the situations described above.

Our articles of incorporation and bylaws provide that, to the fullest extent permitted by law, we may, if so authorized on a case by case basis by majority vote of the board of directors, indemnify any officer or director of our company against all damages, claims and liabilities arising out of the fact that the person is or was our director or officer, or served any other enterprise at our request as a director, officer, employee, agent or fiduciary. We will reimburse the expenses, including attorneys' fees, incurred by a person indemnified by this provision when we received an undertaking to repay such amounts if it is ultimately determined that the person is entitled to be indemnified by us. Amending this provision will not reduce our indemnification obligations relating to actions taken before an amendment.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Olde Monmouth Stock Transfer, Inc.

PART F/S

Index To Financial Statements

SW INNOVATIVE HOLDINGS, INC.
(A Development-Stage Company)
BALANCE SHEET

ASSETS	Unaudited For the Six Months June 30, 2014	Year Ending December 31, 2013
Cash	67,053	5,677
Accounts receivable	7,296	-
Prepaid expenses	-	-
Total Current Assets	74,349	5,677
Property and equipment, net	8,267	9,161
Investments	52,000	52,000
Deposit	576	10,557
TOTAL ASSETS	135,192	77,395
LIABILITIES AND SHAREHOLDERS' DEFICIT		
LIABILITIES		
Accounts payable and accruals	4,156	25,333
Convertible notes payable - related parties	-	-
Derivative liability on convertible notes payable	-	-
Note payable - short term****	-	-
Total Current Liabilities	122,204	77,583
	126,360	102,916
Long Term Liabilities		
Note payable - long term	102,850	63,146
TOTAL LIABILITIES	229,210	166,162
Commitments and Contingencies		
STOCKHOLDERS' DEFICIT		
Preferred stock, $1.00 par value; 50,000,000 shares authorized; 60,000 shares issued and outstanding as of June 30, 2014 and December 30, 2013 and 30,000 as of December 30, 2012	60,000	60,000

See notes at bottom of page	31,040*	143,436**
Additional paid in capital	3,446,721	3,246,719
Deficit accumulated during the development stage	(3,631,779)	(3,538,822)
TOTAL STOCKHOLDERS' DEFICIT	(94,018)	(88,667)
TOTAL LIABILITIES & STOCKHOLDERS' DEFICIT	135,192	77,395

* common stock .0001 par value 15,000,000,000 shares authorized 310,395,526 shares issued and outstanding as of June 30, 2014

** common stock .001 par value 500,000,000 shares authorized 143,535,528 shares issued and outstanding as of December 31, 2013

*** common stock .001 par value 10,000,000,000 shares authorized 751,526,695 shares issued and outstanding as of December 31, 2012

SW INNOVATIVE HOLDINGS, INC.
(A Development-Stage Company)
STATEMENTS OF OPERATIONS

	Unaudited For the Six Months Ending June 30, 2014	Unaudited Year Ended December 31, 2013
Revenue	18,479	39,256
Cost of services sold	9,838	26,255
Gross profit (loss)	8,641	13,001
Operating expenses:		
Payroll expense	59,400	112,480
Professional fees	17,497	173,242
Rent	8,565	17,209
Advertising	6,933	5,751
Investor relations	-	-
Telephone	1,487	3,115
Depreciation	894	1,787
Taxes	357	272
Miscellaneous	1,864	5,062
Bank charges	169	241
Dues and subscriptions	-	-
Postage	924	3,143
Printing	-	12
Repairs	-	-
Auto expense	2,100	3,800
Travel	804	1,112
Office	620	1,634
Total operating expenses	101,614	328,861
Operating loss	(92,973)	(315,860)
Interest and other income (expense)	17	47,761
Interest expense	-	(1,818)
Amortization of debt discount	-	-
Gain (loss) on fair value of derivative	-	99,112
Gain (loss) on sale of investment	-	-
Total Interest and other income (expense)	17	145,055
Loss before income taxes	(92,956)	(170,805)
Income taxes	-	-
Net loss	(92,956)	(170,805)

SW INNOVATIVE HOLDINGS, INC.
(A Development-Stage Company)
STATEMENTS OF CASH FLOWS

	Unaudited For the Six Months Ending June 30, 2014	Unaudited Year ended December 31, 2013
Cash flows generated by (used in) operating activities:		
Net loss	(92,956)	(170,805)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation	894	1787
Common stock issued for services	15,014	80,923
Amortization of debt discount		187,328
Gain(loss) on derivative liability		(280,540)
Gain on sale of Investment	-	-
Changes in operating assets and liabilities:		
(Increase) in accounts receivable	(7,296)	160
(Increase) in prepaid expenses	-	850
(Increase) in deposits	9,982	259
Increase (decrease) in accounts payable and accruals	18,525	81,229
Cash flows used in operating activities	(55,837)	(98,809)
Cash flows generated by (used in) investing activities:		
Purchase of equipment	0	0
Purchase of investments	0	0
Proceeds from sale of investments	0	0
Cash flows used in investing activities:	0	0
Cash flows generated by (used in) financing activities:		
Advances under notes payable	125,000	-
Repayments of notes payable	(44,083)	(2,150)
Common stock issued for cash	36,296	66,250
Preferred stock issued for cash	-	30,000
Cash flows generated by financing activities:	117,213	94,100
Net change in cash and cash equivalents	61,376	(4,709)
Cash and cash equivalents, beginning of period	5,677	10,386
Cash and cash equivalents, end of period	67,053	5,677

SW INNOVATIVE HOLDINGS, INC.

(A Development-Stage Company)

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)

FOR THE PERIOD FROM DECEMBER 31, 2011 TO JUNE 30, 2014

	Preferred Stock		Common Stock		Additional Paid In Capital	Accumulated Deficit	Total Stockholders' Equity (Deficit)
	Shares	Amount	Shares	Amount			
Balance at December 31, 2011 carried forward	30,000	30,000	261,291,465	261,291	2,389,067	-2,881,880	-201,522
Common stock issued for cash at $0.0016 per share on January 26, 2012	-	-	12,200,000	12,200	7,800	-	20,000
Common stock issued for services at $0.001 per share on January 27, 2012	-	-	36,000,000	36,000	-	-	36,000
Common stock issued on conversion of debt at $0.0023 per share on January 30, 2012	-	-	5,769,230	5,769	7,918	-	13,687
Common stock issued on conversion of debt at $0.001 per share on February 17, 2012	-	-	4,000,000	4,000	-	-	4,000
Common stock issued on conversion of debt at $0.003 per share on March 2, 2012	-	-	10,000,000	10,000	22,083	-	32,083
Common stock issued for cash at $0.0035 per share on March 15, 2012	-	-	10,000,000	10,000	25,000	-	35,000
Common stock issued for services at $0.001 per share on March 18, 2012	-	-	12,500,000	12,500	-	-	12,500
Common stock issued for cash at $0.0012 per share on May 21, 2012	-	-	12,500,000	12,500	2,500	-	15,000
Common stock issued for cash at $0.0009 per share on June 15, 2012	-	-	25,000,000	25,000	-2,500	-	22,500
Common stock issued for cash at $0.00064 per share on July 16, 2012	-	-	23,100,000	23,100	-8,100	-	15,000
Common stock issued for services at $0.001 per share on July 19, 2012	-	-	62,000,000	62,000	25,000	-	87,000
Common stock issued for cash at $0.0005 per share on September 11, 2012	-	-	50,000,000	50,000	-25,000	-	25,000
Common stock issued for services at $0.001 per share on October 1, 2012	-	-	29,166,000	29,166	-	-	29,166
Common stock issued for cash at $0.0027 per share on October 22, 2012	-	-	55,000,000	55,000	-40,000	-	15,000
Common stock issued for cash at $0.0028 per share on November 11, 2012	-	-	75,000,000	75,000	-54,375	-	20,625
Common stock issued for cash at $0.0026 per share on December 14, 2012	-	-	68,000,000	68,000	-58,000	-	10,000
Net (Loss) for the years ended December 31, 2012	-	-	-	-	-	-486,137	-486,137
Balance at December 31, 2012	30,000	$30,000	751,526,695	$751,527	$2,291,392	($3,368,017)	($295,098)
Common stock issued for cash at $0.000133 per share on January 11, 2013	-	-	75,000,000	75,000	-65,000		10,000
Common stock issued for cash at $0.000073 per share on February 6, 2013	-	-	106,000,000	106,000	-98,250		7,750
Common stock issued for services at $0.001 per share on February 7, 2013	-	-	246,000,000	246,000			246,000

Common stock issued for cash at $0.000051 per share on February 14, 2013	-	-	117,000,000	117,000	-111,000		6,000
Common stock issued for cash at $0.000064 per share on February 21, 2013	-	-	140,000,000	140,000	-131,000		9,000
Preferred stock issued for cash at $1.00 per share on March 31, 2013	30,000	30,000					
Reverse stock split 1,000:1 July 22, 2013	-	-	1,435,528	- 1,434,090	1,434,090		
Common stock issued for services at $0.001 per share on August 26, 2013	-	-	30,000,000	30,000			30,000
Common stock issued for services at $0.001 per share on September 10, 2013	-	-	72,000,000	72,000			72,000
Common stock Subscription issued at $0.001 per share on September 23, 2013	-	-	40,000,000	40,000	-40,000		
Treasury Stock	-	-	-	-	-27,100		27,100
Net (Loss) for the years ended December 31, 2013	-	-	-	-		-170,805	-170,805
Balance at December 31, 2013	60,000	60,000	143,435,528	143,436	3,246,719	(3,538,822)	(88,667)
Change Par Value January 4, 2014 from .001 to .00001	-	-		-142,001	142,001	-	
Common stock Subscription issued at $0.001 per share on February 21, 2014	-	-	30,000,000	300	-300	-	
Common stock issued for services at $0.00001 per share on May 15, 2014	-	-	131,000,000	1,310		-	1,310
Cancelled shares @ .00001 May 30, 2014	-	-	-22,000,000	-220	220	-	
Change Par Value June 13, 2014 from .00001 to .0001	-	-	-	25,419	-25,419	-	
Common stock issued for cash at $0.0001 per share on June 17, 2014	-	-	27,960,000	2,796		-	2,796
Stock Subscription paid June 30, 2014	-	-	-	-	83,500	-	83,500
Net (Loss) for through June 30, 2014	-	-	-	-	-	-92,956	-92,956
Balance June 30, 2014	60,000	60,000	310,395,528	31,040	3,446,721	(3,631,779)	(94,018)

1. NATURE OF OPERATIONS

Everybody's Phone Company, Inc. ("Everybody's Phone Company", "the Company", "we" or "us") was incorporated in the State of Texas on September 3, 2003.

The Company sells prepaid, unlimited local (dial tone) telephone service to the residential market, primarily in greater Houston. The Company is fully licensed by the Texas Public Utility Commission to resell telephone services throughout the State. Once the Company achieves critical mass in Texas, it plans to expand its prepaid telecommunications product offerings nationwide.

The Company is in the development stage with no significant revenues and a limited operating history.

The Company's shares of common stock are quoted on the OTC Pink Marketplace under the symbol EVPH.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements of the Company have been prepared in accordance with generally accepted accounting principles in the United States of America and are presented in US dollars. The Company's year-end is December 31.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with generally accepted accounting principles requires that management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

Development Stage Company

The Company is a development stage enterprise in accordance with ACS 915 "*Development Stage Entities.*" We have been in the development stage since Inception (September 3, 2003). Among the disclosures required as a development stage company are that its financial statements are identified as those of a development stage company, and that the statements of operations, changes in stockholders' deficit and cash flows disclose activity since the date of its Inception (September 3, 2003) as a development stage company.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES CONT.

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturity of three months or less to be cash equivalents.

Fixed Assets

The Company's fixed assets represent furniture and computer equipment that is has purchased and are being depreciated over their estimated useful lives of 5 - 10 years.

Financial Instruments

Fair value measurements are determined based on the assumptions that market participants would use in pricing an asset or liability. ASC 820-10 *"Fair Value Measurements and Disclosures"* ("ASC 820-10") establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. ASC 820 establishes a fair value hierarchy that prioritizes the use of inputs used in valuation methodologies into the following three levels:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets. A quoted price in an active market provides the most reliable evidence of fair value and must be used to measure fair value whenever available.

Level 2: Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect a reporting entity's own assumptions about the assumptions that market participants would use in pricing an asset or liability. For example, level 3 inputs would relate to forecasts of future earnings and cash flows used in a discounted future cash flows method.

The carrying values of accounts receivable, prepaid expenses, accounts payable, accruals and convertible notes payable approximate their fair value due to the short-term maturities of these instruments.

Revenue Recognition

The Company generates it revenue from the sale of prepaid, unlimited local (dial tone) telephone service. Revenue is recognized in accordance with Staff Accounting Bulletin ("SAB") No. 104, "*Revenue Recognition*", when the following criteria are met: persuasive evidence of an arrangement exists, delivery of the product has occurred, the fee is fixed or determinable, and collectability is probable.

Advertising cost

Advertising costs were expensed as incurred. Advertising costs of $5,751 and $ 6,933 were incurred in the twelve months ending December 31, 2013 and June 30, 2014, respectively.

Comprehensive Income (Loss)

Comprehensive income is defined as all changes in stockholders' equity (deficit), exclusive of transactions with owners, such as capital investments. Comprehensive income includes net income or loss, changes in certain assets and liabilities that are reported directly in equity such as translation adjustments on investments in foreign subsidiaries and unrealized gains (losses) on available-for-sale securities. From the Company's Inception (September 3, 2003) to June 30, 2014, there were no differences between its comprehensive loss and net loss.

Income Taxes

The Company accounts for income taxes in accordance with ASC 740 "*Income Taxes*" ("ASC 740"). Under ASC 740, deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amounts expected to be realized. The provision for income taxes represents the tax expense for the period, if any, and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. Under ASC 740, the impact of an uncertain tax position on the income tax return may only be recognized at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant taxing authority. At December 31, 2012 and 2011, a full deferred tax asset valuation allowance has been provided and no deferred tax asset has been recorded.

Basic and Diluted Net Income (Loss) per Share

The Company computes net income (loss) per share in accordance with ASC 260, "*Earnings per Share*" which requires presentation of both basic and diluted earnings per share (EPS) on the face of the income statement. Basic EPS is computed by dividing net income (loss) available to common shareholders (numerator) by the weighted average number of common shares outstanding (denominator) during the period. Diluted EPS gives effect to all dilutive potential common shares outstanding during the period including stock options, using the treasury stock method, and convertible preferred stock, using the if-converted method. In computing diluted EPS, the average stock price for the period is used in determining the number of shares assumed to be purchased from the exercise of stock options or warrants. Diluted EPS excludes all dilutive potential common shares if their effect is anti-dilutive. During the period Inception (September 3, 2003) to June 30, 2014, there were potentially shares issuable under conversion privileges attached to convertible promissory notes payable. The common share equivalents of these securities have not been included in the calculations of loss per share because such inclusions would have an anti-dilutive effect as the Company has incurred losses in the period Inception (September 3, 2003) to June 30, 2014.

Business Segments

The Company believes that its activities during the period Inception (September 3, 2003) to June 30, 2014 comprised a single segment.

Stock-based Compensation

The Company accounts for all stock-based payments to employees and non-employees under ASC 718 "Stock Compensation," using the fair value based method. Under the fair value method, stock-based payments are measured at the fair value of the consideration received, or the fair value of the equity instruments issued, or liabilities incurred, whichever is more reliably measurable. The cost of stock-based payments to non-employees that are fully vested and non-forfeitable at the grant date is measured and recognized at that date.

Recent Accounting Pronouncements

The Company has reviewed all recently issued, but not yet effective, accounting pronouncements and does not believe the future adoption of any such pronouncements may be expected to cause a material impact on its financial condition or the results of its operations.

3. GOING CONCERN AND LIQUIDITY

At June 30, 2014, the Company had cash of $67,053, total assets of $135,192, no profitable business activities or other source of income, liabilities of $229,210 and had incurred losses since Inception (September 3, 2003).

The Company anticipates future losses in the development of its business.

The Company's ability to continue as a going concern is dependent upon the Company generating profitable operations in the future and, or, obtaining the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due. There is no assurance that this series of events will be satisfactorily completed.

The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

4. FIXED ASSETS

As at December 31, 2013 and June 30, 2014, the balance of fixed assets was as follows:

	December 31, 2013	June 30,2014
Furniture	$ 10,177	$10,177

Computer equipment		3,806	3,806
Accumulated depreciation		(4,821)	(5,715)
Net book value	$	9,162	$8,268

Depreciation expense for the years ended December 31, 2013 and June 30, 2014 was $1,788 and $893, respectively.

5. INVESTMENT

In April 2011, the Company, together with three other shareholders in the Company, acquired as an investment a $99,000 mortgage secured a single family home in Florida, valued at approximately $127,000. The Company acquired $52,000 of the total $99,000 mortgage acquired by the four investors as a group. The Company has not received any interest on the mortgage it acquired and has not incurred any expense related to the mortgage. While the mortgage is in default, no provision has been made against the carrying value of the mortgage as it is believed that the mortgage will be repaid in full once the property has been foreclosed on. No legal action has been taken as yet to foreclose on the property pending agreement by all four of the owners of the mortgage.

6. NOTE PAYABLE

On June 14, 2014 a non-affiliate lender sold the $50,000 convertible debt obligation of the Company to another non-affiliate, Beaufort Capital, L.L.C. This debt will be paid to Beaufort Capital, L.L.C. through the conversion of the debt into shares of the Company's common stock from time to time.

On June 27, 2014 the Company received $75,000 loan from a non-affiliate with a maturity date of June 27, 2015 and an interest rate of 12% per annum. This loan can be repaid in cash or shares of common stock.

7. COMMITMENTS AND CONTINGENCIES

Leases and Long term Contracts

The Company has not entered into any long term leases, contracts or commitments.

Legal

To the best of the Company's knowledge and belief, no legal proceedings are currently pending or threatened.

8. SHAREHOLDERS' DEFICIT

Preferred stock

The Company is authorized to issue 50,000,000 shares of $1.00 par value preferred stock.

In June 2011, the Company issued 30,000 shares of its preferred stock for cash consideration of $30,000 to the Company's directors.

In March 2013, the Company issued 30,000 shares of its preferred stock for cash consideration of $30,000 to the Company's directors.

As of June 30, 2014, the Company had 60,000 shares of preferred stock issued and outstanding.

Common Stock

In January and February of 2013, the Company issued, for cash, 438,000,000 of common stock to an equity capital firm at $0 .0005 per share.

In February 2013, the Company issued, for cash, 3,000,000 shares of common stock for $0.001 per share to an individual investor.

During the year 2013, the Company issued to officers and directors, for services rendered, 347,250,000 shares of common stock at $0.001 per share.

The Company's Board of Directors and majority shareholders voted on June 6, 2013 to have a reverse split of the common stock in the ratio of 1,000 to 1, effective as of July 22, 2013.

Reverse Stock Split

In June, 2013; the board of directors and a majority of the shareholders of the Company approved a reverse stock split of its common stock with a ratio of 1,000:1. It was effective on July 22, 2013.

- Shares issued and outstanding as of July 21, 2013: 1,435,526,695
- Shares issued and outstanding as of July 22, 2013: 1,435,527
- Shares issued and outstanding as of September 30, 2013: 145,935,527

As of December 31, 2013, the company had 143,435,526 shares of its common stock issued and outstanding.

During the period ending June 30, 2014, the company issued 30,000,000 shares of its common stock at a price of $ .001 for cash compensation of $ 30,000; 131,000,000 shares of common stock at $ .0001 for services valued at $ 1,310 and 27,960,000 shares of common stock priced at .0001 for the conversion of $ 2,796 to equity.

On June 13, 2014 the par value of the Company's common stock was changed from .00001 to .0001 per share with 15,000,000,000 shares authorized. Each share of common stock entitles the holder to one vote on each matter submitted to a vote of our stockholders, including the election of directors. There is no cumulative voting. Common stockholders have no preemptive, conversion or other subscription rights. In the event of liquidation, dissolution or winding up of Company, stockholders are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding.

As of June 30, 2014 the company had 310,395,528 shares of its common stock issued and outstanding.

9. INCOME TAXES

The Company follows ASC 740 *Income Taxes*". Deferred income taxes reflect the net effect of (a) temporary difference between carrying amounts of assets and liabilities for financial purposes and the amounts used for income tax reporting purposes, and (b) net operating loss carry-forwards. No net provision for refundable Federal income tax has been made in the accompanying statement of loss because no recoverable taxes were paid previously. Similarly, no deferred tax asset attributable to the net operating loss carry-forward has been recognized, as it is not deemed likely to be realized.

The provision for the Company's federal income tax benefit for the twelve months ending December 31, 2012 and 2011, calculated using the expected federal tax rate of 34%, consisted of the following:

	December 31, 2013	June 30, 2014
Federal income tax benefit attributed to:		
Net operating loss	$ 170,805	$ 92,956
Valuation	(170,805)	(92,956)
Net benefit	$ -	$ -

The cumulative tax effect of significant items comprising our net deferred tax benefit, calculated at the expected federal tax rate of 34%, for the period from Inception (September 3, 2003) through June 30, 2014 is as follows:

	Inception (September 3, 2003) to June 30, 2014
Deferred tax attributed:	
Net operating loss carryover	$ 1,234,801
Less: change in valuation allowance	(1,234,801)
Net deferred tax asset	$ -

At June 30, 2014 the Company had an unused net operating loss carry-forward approximating $3,631,768 that is available to offset future taxable income; the loss carry-forward will start to expire in 2032.

SW INNOVATIVE HOLDINGS, INC.
(A Development Stage Company)
Balance Sheet
As of December 31, 2013
Unaudited

	Dec 31, 2013
ASSETS	
Current Assets	
Checking/Savings	
Checking	5,677
Total Checking/Savings	5,677
Other Current Assets	
Other Current Asset	10,557
Total Other Current Assets	10,557
Total Current Assets	16,234
Fixed Assets	
Fixed Asset	9,161
Total Fixed Assets	9,161
Other Assets	
Investments	52,000
Total Other Assets	52,000
TOTAL ASSETS	77,395
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable	21,353
Total Accounts Payable	21,353
Other Current Liabilities	
Loans	77,583
Payroll Liabilities	63,146
Sales Tax Payable	3,982
Total Other Current Liabilities	144,711
Total Current Liabilities	166,064
Total Liabilities	166,064
Equity	
Equity	3,390,155
Preferred	60,000
Retained Earnings	-3,368,017
Net Income	-170,805
Total Equity	-88,667
TOTAL LIABILITIES & EQUITY	77,397

SW INNOVATIVE HOLDINGS, INC.
(A Development Stage Company)
Profit & Loss
January through December 2013
Unaudited

	Oct - Dec 13	Jan Dec - 13
Revenue		
Income	9,320	39,257
Cost of Sales	5,524	26,255
Gross Profit	3,796	13,002
Expenses		
General and Administrative	33,496	309,244
Rent	4,257	17,209
Utilities	789	3115
Travel	24	1112
Total Expenses	38,566	330,680
Other Income	47,193	146,873
Loss/Profit	12,423	-170,805

SW INNOVATIVE HOLDINGS, INC.
(A Development Stage Company)
Statement of Cash Flows
January through December 2013
Unaudited

	Jan - Dec 13
OPERATING ACTIVITIES	
Net Income	-170,805
Adjustments to reconcile Net Income to net cash provided by operations:	
Accounts Receivable	160
Other Current Asset: Deposit	259
Other Current Asset: Prepaid	850
Accounts Payable	17,217
Derivative Liability	-280,540
Loans: Loan	-2,151
Loans: Bank	33,500
Payroll Liabilities	60,790
Sales Tax Payable	3,222
Net cash provided by Operating Activities	-337,498
INVESTING ACTIVITIES	
Fixed Asset: Computer: Accum/Dep Computer	761
Fixed Asset: Furniture: Accum/Dep Furniture	941
Fixed Asset: Furniture: Office Furniture	86
Net cash provided by Investing Activities	1,788
FINANCING ACTIVITIES	
Notes	-233,562
Notes:Notes payable Contra	187,328
Equity:Common Stock	-608,091
Equity:Paid In Capital	1,022,426
Equity:Stock Subscriptions	-40,000
Equity:Treasury Stock	-27,100
Preferred	30,000
Net cash provided by Financing Activities	331,001
Net cash increase for period	-4,709
Cash at beginning of period	10,386
Cash at end of period	5,677

SW Innovative Holdings, Inc.
(a development stage company)
Consolidated Statements of Shareholder Equity (Deficit)
For the Year Ending December 31, 2011, 2012 and
For the Year Ending December 31, 2013

	Common Shares	Preferred Shares	Amounts	Paid-In Capital	Accumulated Deficit	Total
Balance December 31, 2011	261,291,465	30,000	261,291	2,289,067	-2,881,080	-201,522
Balance Dec 31, 2012	751,526,695	30,000	751,526	2,291,393	-3,368,017	-295,098
net gain through March 31, 2013					18,369	18,369
Stock issued through March 31, 2013	684,000,000	30,000	684,000	-411,665		302,335
Balance March 31, 2013	1,435,526,695	60,000	1,435,526	1,879,728	-3,349,648	25,606
Net Loss through June 30, 2013					-49,066	-49,066
Balance June 30, 2013	1,435,526,695	60,000	1,435,526	1,879,728	-3,398,714	-23,460
Reverse Stock Split 1,000:1 July 2013	1,435,527		-1,434,091	1,434,091		
Net Loss through Sept 30, 2013					-152,532	-152,532
Stock issued through Sept 30, 2013	142,500,000		144,500	-42,500		102,000
Balance Sept 30, 2013	145,935,526	60,000	145,935	3,271,319	-3,551,246	-73,992
Net Gain through December 31, 2013					12,423	12,423
Stock canceled through December 31, 2013	-2,500,000		-2,500	2,500		
Treasury Stock				-27,100		-27,100
Balance December 31, 2013	143,435,526	60000	143435	3,246,719	-3,538,823	-88,669

Notes

1. Stock issued through March 31, 2013 438,000,000 free trading, 246,000,000 restricted and 30,000 series "A" preferred
2. No stock issued in 2nd quarter 2013
3. Reverse stock split July 2013 1,000:1
4. Stock issued through September 2013 40,000,000 free trading & 104,250,000 restricted
5. no stock issued in fourth (4th) quarter 2013

1. NATURE OF OPERATIONS

Everybody's Phone Company, Inc. ("Everybody's Phone Company", "the Company", "we" or "us") was incorporated in the State of Texas on September 3, 2003.

The Company sells prepaid, unlimited local (dial tone) telephone service to the residential market, primarily in greater Houston. The Company is fully licensed by the Texas Public Utility Commission to resell telephone services throughout the State. Once the Company achieves critical mass in Texas, it plans to expand its prepaid telecommunications product offerings nationwide.

The Company is in the development stage with no significant revenues and a limited operating history.

The Company's shares of common stock are quoted on the OTC Pink Marketplace under the symbol EVPH.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements of the Company have been prepared in accordance with generally accepted accounting principles in the United States of America and are presented in US dollars. The Company's year-end is December 31.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with generally accepted accounting principles requires that management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

Development Stage Company

The Company is a development stage enterprise in accordance with ACS 915 "*Development Stage Entities.*" We have been in the development stage since Inception (September 3, 2003). Among the disclosures required as a development stage company are that its financial statements are identified as those of a development stage company, and that the statements of operations, changes in stockholders' deficit and cash flows disclose activity since the date of its Inception (September 3, 2003) as a development stage company.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES CONT.

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturity of three months or less to be cash equivalents.

Fixed Assets

The Company's fixed assets represent furniture and computer equipment that is has purchased and are being depreciated over their estimated useful lives of 5 - 10 years.

Financial Instruments

Fair value measurements are determined based on the assumptions that market participants would use in pricing an asset or liability. ASC 820-10 "*Fair Value Measurements and Disclosures*" ("ASC 820-10") establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. ASC 820 establishes a fair value hierarchy that prioritizes the use of inputs used in valuation methodologies into the following three levels:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets. A quoted price in an active market provides the most reliable evidence of fair value and must be used to measure fair value whenever available.

Level 2: Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect a reporting entity's own assumptions about the assumptions that market participants would use in pricing an asset or liability. For example, level 3 inputs would relate to forecasts of future earnings and cash flows used in a discounted future cash flows method.

The carrying values of accounts receivable, prepaid expenses, accounts payable, accruals and convertible notes payable approximate their fair value due to the short-term maturities of these instruments.

Revenue Recognition

The Company generates it revenue from the sale of prepaid, unlimited local (dial tone) telephone service. Revenue is recognized in accordance with Staff Accounting Bulletin ("SAB") No. 104, "*Revenue Recognition*", when the following criteria are met: persuasive evidence of an arrangement exists, delivery of the product has occurred, the fee is fixed or determinable, and collectability is probable.

Advertising cost

Advertising costs were expensed as incurred. Advertising costs of $14,314 and $0 were incurred in the twelve months ending December 31, 2012 and 2011, respectively.

Comprehensive Income (Loss)

Comprehensive income is defined as all changes in stockholders' equity (deficit), exclusive of transactions with owners, such as capital investments. Comprehensive income includes net income or loss, changes in certain assets and liabilities that are reported directly in equity such as translation adjustments on investments in foreign subsidiaries and unrealized gains (losses) on available-for-sale securities. From the Company's Inception (September 3, 2003) to December 31, 2012, there were no differences between its comprehensive loss and net loss.

Income Taxes

The Company accounts for income taxes in accordance with ASC 740 "*Income Taxes*" ("ASC 740"). Under ASC 740, deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amounts expected to be realized. The provision for income taxes represents the tax expense for the period, if any, and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. Under ASC 740, the impact of an uncertain tax position on the income tax return may only be recognized at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant taxing authority. At December 31, 2012 and 2011, a full deferred tax asset valuation allowance has been provided and no deferred tax asset has been recorded.

Basic and Diluted Net Income (Loss) per Share

The Company computes net income (loss) per share in accordance with ASC 260, "*Earnings per Share*" which requires presentation of both basic and diluted earnings per share (EPS) on the face of the income statement. Basic EPS is computed by dividing net income (loss) available to common shareholders (numerator) by the weighted average number of common shares outstanding (denominator) during the period. Diluted EPS gives effect to all dilutive potential common shares outstanding during the period including stock options, using the treasury stock method, and convertible preferred stock, using the if-converted method. In computing diluted EPS, the average stock price for the period is used in determining the number of shares assumed to be purchased from the exercise of stock options or warrants. Diluted EPS excludes all dilutive potential common shares if their effect is anti-dilutive. During the period Inception (September 3, 2003) to December 31, 2012, there were potentially shares issuable under conversion privileges attached to convertible promissory notes payable. The common share equivalents of these securities have not been included in the calculations of loss per share because such inclusions would have an anti-dilutive effect as the Company has incurred losses in the period Inception (September 3, 2003) to December 31, 2012.

Business Segments

The Company believes that its activities during the period Inception (September 3, 2003) to December 31, 2012 comprised a single segment.

Stock-based Compensation

The Company accounts for all stock-based payments to employees and non-employees under ASC 718 "Stock Compensation," using the fair value based method. Under the fair value method, stock-based payments are measured at the fair value of the consideration received, or the fair value of the equity instruments issued, or liabilities incurred, whichever is more reliably measurable. The cost of stock-based payments to non-employees that are fully vested and non-forfeitable at the grant date is measured and recognized at that date.

Recent Accounting Pronouncements

The Company has reviewed all recently issued, but not yet effective, accounting pronouncements and does not believe the future adoption of any such pronouncements may be expected to cause a material impact on its financial condition or the results of its operations.

3. GOING CONCERN AND LIQUIDITY

At December 31, 2012, the Company had cash of $10,386, total assets of $85,161, no profitable business activities or other source of income, liabilities of $380,259 and had incurred losses since Inception (September 3, 2003).

The Company anticipates future losses in the development of its business.

In our financial statements for the period Inception (September 3, 2003) to December 31, 2012, the Report of the Independent Registered Public Accounting Firm includes an explanatory paragraph that describes substantial doubt about our ability to continue as a going concern.

The Company's ability to continue as a going concern is dependent upon the Company generating profitable operations in the future and, or, obtaining the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due. There is no assurance that this series of events will be satisfactorily completed.

The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

4. FIXED ASSETS

As at December 31, 2012 and 2011, the balance of fixed assets was as follows:

		December 31, 2012	2011
Furniture	$	10,263	$10,263
Computer equipment		3,806	3,806
Accumulated depreciation		(2,921)	(1,333)
Net book value	$	10,948	$12,736

Depreciation expense for the years ended December 31, 2012 and 2011 was $1,788 and $1,395, respectively.

5. INVESTMENT

In April 2011, the Company, together with three other shareholders in the Company, acquired as an investment a $99,000 mortgage secured a single family home in Florida, valued at approximately $127,000. The Company acquired $52,000 of the total $99,000 mortgage acquired by the four investors as a group. The Company has not received any interest on the mortgage it acquired and has not incurred any expense related to the mortgage. While the mortgage is in default, no provision has been made against the carrying value of the mortgage as it is believed that the mortgage will be repaid in full once the property has been foreclosed on. No legal action has been taken as yet to foreclose on the property pending agreement by all four of the owners of the mortgage.

6. DEPOSIT

AT&T required a deposit of $10,000 from the Company prior to providing the Company with service. If the Company pays its monthly bills from AT&T according to terms, AT&T will release some, or all, of the deposit paid at a future date. The balance in the account as of December 31, 2012 was $10,817 (2011- $10,000).

7. CONVERTIBLE NOTES PAYABLE – RELATED PARTIES

As at December 31, 2012, the Company had convertible notes payable with principal balances of $199,368 (2011 - $252,618) and accrued interest of $34,941 (2011 - $24,996) outstanding to three individuals who were directors and shareholders of the Company. The notes, originally due December 2011 and extended to December 2012, bear interest at 5% and the principal and accrued interest is convertible into common shares at 75% of the average 5 day price per share upon the election of the holder.

As at December 31, 2012, these liabilities are disclosed net of a debt discount of $187,328 (2011 - $263,547) relating to the beneficial conversion terms of these notes.

8. DERIVATIVE LIABILITY ON CONVERTIBLE NOTES PAYABLE

Management has evaluated the terms of the conversion features of the convertible notes payable in accordance with ASC Topic No. 815 - 40, *"Derivatives and Hedging - Contracts in Entity's Own Stock"* ("ASC 815") and determined it is indexed to the Company's common stock and that the conversion features meet the definition of a liability and therefore bifurcated the conversion feature and accounted for it as a separate derivative liability.

ASC 815 requires that the Company assess the fair market value of derivative liability at the end of each reporting period and recognize any change in the fair market value as other income or expense item.

The balance of the derivative liability relating to convertible loan notes converted into equity during the period is transferred to additional paid in capital.

At December 31, 2012, we valued the beneficial conversion feature of the convertible debenture using the Black Scholes valuation model with the following assumptions: 1 year to maturity (2011 – 1 year), risk free interest rate of 0.11% (2011 – 0.15%), annualized volatility of 301% (2011 – 306%) and a forecast dividend yield of $0 (2011 - $0).

9. NOTE PAYABLE

On June 11, 2012, the Company entered into a promissory note with an unrelated third party for $50,000. The note has a 60 month term, bears interest of 12% and is repayable in monthly installments of $1,112. The balance of the note outstanding at year end at year end was $46,234.

10. COMMITMENTS AND CONTINGENCIES

Leases and Long term Contracts

The Company has not entered into any long term leases, contracts or commitments.

Legal

To the best of the Company's knowledge and belief, no legal proceedings are currently pending or threatened.

11. SHAREHOLDERS' DEFICIT

Preferred stock

The Company is authorized to issue 50,000,000 shares of $1.00 par value preferred stock. Each share has a voting right that convert into 10,000 of common share votes.

In June 2011, the Company issued 30,000 shares of its preferred stock for cash consideration of $30,000 to the Company's directors.

As of both December 31, 2012 and 2011, the Company had 30,000 shares of preferred stock issued and outstanding.

Common Stock

The Company is authorized to issue 10,000,000,000 shares of common stock at a par value of $0.001.

During the year ended December 31, 2011, the Company issued 15,000,000 shares of common stock at prices of between $0.003 and $0.004 per share for cash consideration of $27,000, 90,000,000 shares of common stock at $0.0023 per share for services valued at $207,999 and 103,500,000 shares of common stock at prices of between $0.0013 and $0.0053 per share for the conversion of $814,719 debt to equity.

During the year ended December 31, 2012, the Company issued 330,800,000 shares of common stock at prices of between $0.0005 and $0.0035 per share for cash consideration of $178,125, 139,666,000 shares of common stock at $0.001 per share for services valued at $164,666 and 19,769,230 shares of common stock at prices of between $0.001 and $0.003 per share for the conversion of $49,770 debt to equity.

As of December 31, 2012 and 2011 the Company had 751,526,695 and 261,291,465 shares of its common stock issued and outstanding.

12. RELATED PARTY TRANSACTIONS

During the twelve months ended December 31, 2012 and 2011 the Company paid each of its two officers, who were also directors and shareholders, salaries of $47,000 and $42,000, respectively.

13. INCOME TAXES

The Company follows ASC 740 *Income Taxes*". Deferred income taxes reflect the net effect of (a) temporary difference between carrying amounts of assets and liabilities for financial purposes and the amounts used for income tax reporting purposes, and (b) net operating loss carry-forwards. No net provision for refundable Federal income tax has been made in the accompanying statement of loss because no recoverable taxes were paid previously. Similarly, no deferred tax asset attributable to the net operating loss carry-forward has been recognized, as it is not deemed likely to be realized.

The provision for the Company's federal income tax benefit for the twelve months ending December 31, 2012 and 2011, calculated using the expected federal tax rate of 34%, consisted of the following:

	December 31, 2012	December 31, 2011
Federal income tax benefit attributed to:		
Net operating loss	$ 165,287	$ 169,623
Valuation	(165,287)	(169,263)
Net benefit	$ -	$ -

The cumulative tax effect of significant items comprising our net deferred tax benefit, calculated at the expected federal tax rate of 34%, for the period from Inception (September 3, 2003) through December 31, 2012 is as follows:

	Inception (September 3, 2003) to December 31, 2012
Deferred tax attributed:	
Net operating loss carryover	$ 1,145,126
Less: change in valuation allowance	(1,145,126)
Net deferred tax asset	$ -

At December 31, 2012 the Company had an unused net operating loss carry-forward approximating $3,368,017 that is available to offset future taxable income; the loss carry-forward will start to expire in 2032.

14. SUBSEQUENT EVENTS

In January and February of 2013, the Company issued, for cash, 438,000,000 of common stock to an equity capital firm at $0 .0005 per share.

In February 2013, the Company issued, for cash, 3,000,000 shares of common stock for $0.001 per share to an individual investor.

In February 2013, the Company issued to officers and directors, for services rendered, 243,000,000 shares of common stock at $0.001 per share.

The Company's Board of Directors and majority shareholders voted on June 6, 2013 to have a reverse split of the common stock in the ratio of 1,000 to 1, effective as of July 22, 2013.

The Company has evaluated subsequent events through the date of the issuance of these audited financial statements and other than as disclosed above, the Company did not have any material recognizable subsequent events.

COMMON STOCK

Common Stock:

On June 13, 2014 the par value of the Company's common stock was changed from .00001 to .0001 per share with 15,000,000,000 shares authorized. Each share of common stock entitles the holder to one vote on each matter submitted to a vote of our stockholders, including the election of directors. There is no cumulative voting. Common stockholders have no preemptive, conversion or other subscription rights. In the event of liquidation, dissolution or winding up of Company, stockholders are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding.

Preferred Stock:

Preferred Stock Series "A"
Par or Stated Value: $ 1.00
Total shares authorized: 50,000,000 as of: June 30, 2014
Total shares outstanding: 60,000 as of: June 30, 2014

Reverse Stock Split

In June, 2013; the board of directors and a majority of the shareholders of the Company approved a reverse stock split of its common stock with a ratio of 1,000:1. It was effective on July 22, 2013.

- Shares issued and outstanding as of July 21, 2013: 1,435,526,695
- Shares issued and outstanding as of July 22, 2013: 1,435,527
- Shares issued and outstanding as of September 30, 2013: 145,935,527

Investment:
During the 2nd quarter of 2011, the Company invested $52,000 as part of a mortgage purchase agreement. The Company anticipates terminating this arrangement during the 4th quarter 2014.

Loans:
****On June 14, 2014 a non-affiliate lender sold the $50,000 convertible debt obligation of the Company to another non-affiliate, Beaufort Capital, L.L.C. This debt will be paid to Beaufort Capital, L.L.C. through the conversion of the debt into shares of the Company's common stock from time to time.

*****On June 27, 2014 the Company received $75,000 loan from a non-affiliate with a maturity date of June 27, 2015 and an interest rate of 12% per annum. This loan can be repaid in cash or shares of common stock.

EVERYBODY'S TELEPHONE COMPANY, INC.
(A Development-Stage Company)

BALANCE SHEET

	December 31, 2012	December 31, 2011
ASSETS		
Cash	$ 10,386	$ 4,389
Accounts receivable	160	-
Prepaid expenses	850	-
Total Current Assets	11,396	4,389
Property and equipment, net	10,948	12,736
Investments	52,000	52,000
Deposit	10,817	10,000
TOTAL ASSETS	$ 85,161	$ 79,125
LIABILITIES AND SHAREHOLDERS' DEFICIT		
LIABILITIES		
Accounts payable and accruals	$ 7,251	$ 3,033
Convertible notes payable - related parties	46,234	14,067
Derivative liability on convertible notes payable	280,540	263,547
Note payable - short term	8,243	-
Total Current Liabilities	342,268	280,647
Long Term Liabilities		
Note payable - long term	37,991	-
TOTAL LIABILITIES	380,259	280,647
Commitments and Contingencies		
STOCKHOLDERS' DEFICIT		
Preferred stock, $1.00 par value; 50,000,000 shares authorized; 30,000 shares issued and outstanding at December 31, 2012 and 2011	30,000	30,000
Common stock, $0.001 par value; 10,000,000,000 shares authorized; 751,526,695 and 261,291,465 shares issued and outstanding at December 31, 2012 and 2011 respectively	751,527	261,291
Additional paid in capital	2,291,392	2,389,067
Deficit accumulated during the development stage	(3,368,017)	(2,881,880)
TOTAL STOCKHOLDERS' DEFICIT	(295,098)	(201,522)
TOTAL LIABILITIES & STOCKHOLDERS' DEFICIT	$ 85,161	$ 79,125

See Accompanying Notes to Audited Financial Statements

EVERYBODY'S TELEPHONE COMPANY, INC.

(A Development-Stage Company)

STATEMENTS OF OPERATIONS

	Year Ended December 31, 2012	Year Ended December 31, 2011	For the Period from September 3, 2003 (Inception) through December 31, 2012
Revenue	$ 3,087	$ 330	$ 4,411
Cost of services sold	(3,798)	(402)	(4,796)
Gross profit (loss)	(711)	(72)	(385)
Operating expenses:			
Payroll expense	147,916	102,678	1,906,735
Professional fees	130,447	46,726	626,606
Rent	16,254	16,553	118,960
Advertising	14,314	-	19,064
Investor relations	-	6,781	17,281
Telephone	3,409	2,407	25,866
Depreciation	1,788	1,395	9,331
Taxes	-	25	2,589
Miscellaneous	3,807	1,477	13,888
Bank charges	211	87	2,316
Dues and subscriptions	99	2,703	3,829
Postage	417	498	4,620
Printing	502	2,249	2,858
Repairs	463	-	2,710
Auto expense	3,070	-	3,070
Travel	2,679	2,639	11,337
Office	1,462	1,177	10,998
Total operating expenses	326,838	187,395	2,782,057
Operating loss	(327,549)	(187,467)	(2,782,442)
Interest and other income (expense)			
Interest expense	(12,105)	(19,096)	(37,101)
Amortization of debt discount	(263,547)	(553,717)	(841,264)
Gain (loss) on fair value of derivative	117,064	261,388	252,561
Gain (loss) on sale of investment	-	-	40,229
Total Interest and other income (expense)	(158,588)	(311,425)	(585,575)
Loss before income taxes	(486,137)	(498,892)	(3,368,017)
Income taxes	-	-	-
Net loss	$ (486,137)	$ (498,892)	$ (3,368,017)
Loss per share			
Basic and diluted	$ 0.00 *	$ 0.00 *	
Weighted average number of shares outstanding			
Basic and diluted	317,180,806	190,670,917	

* denotes less than $(0.01) per share

See Accompanying Notes to Audited Financial Statements

EVERYBODY'S TELEPHONE COMPANY, INC.
(A Development-Stage Company)
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)
FOR THE PERIOD FROM SEPTEMBER 3, 2003 (INCEPTION) TO DECEMBER 31, 2012

	Preferred Stock		Common Stock				Total
	Shares	Amount	Shares	Amount	Additional Paid In Capital	Accumulated Deficit	Stockholders' Equity (Deficit)
Balance at September 3, 2003	-	$ -	-	$ -	$ -	$ -	$ -
Common stock issued for services at $0.10 per share on September 3, 2003	-	-	4,500,000	4,500	445,500	-	450,000
Common stock issued for cash at $0,.10 per share on September 5, 2003	-	-	10,000	10	990	-	1,000
Net (Loss) for the year ended December 31, 2003	-	-	-	-	-	(446,741)	(446,741)
Balance at December 31, 2003	-	-	4,510,000	4,510	446,490	(446,741)	4,259
Net (Loss) for the year ended December 31, 2004	-	-	-	-	-	(49,818)	(49,818)
Balance at December 31, 2004	-	-	4,510,000	4,510	446,490	(496,560)	(45,560)
Net (Loss) for the year ended December 31, 2005	-	-	-	-	-	(30,595)	(30,595)
Balance at December 31, 2005	-	-	4,510,000	4,510	446,490	(527,155)	(76,155)
Common stock issued for cash at $0.10 per share on September 5, 2006	-	-	600,000	600	59,400	-	60,000
Common stock issued for services at $0.10 per share on September 5, 2006	-	-	3,700,000	3,700	366,300	-	370,000
Net (Loss) for the year ended December 31, 2006	-	-	-	-	-	(359,444)	(359,444)
Balance at December 31, 2006	-	-	8,810,000	8,810	872,190	(886,599)	(5,599)
Common stock issued for cash at $0.10 per share on July 18, 2007	-	-	40,000	40	3,960	-	4,000
Net (Loss) for the year ended December 31, 2007	-	-	-	-	-	(53,859)	(53,859)
Balance at December 31, 2007	0	0	8,850,000	8,850	876,150	(940,458)	(55,458)
Common stock issued for cash at $0.10 per share on June 30, 2008	-	-	120,000	120	11,880	-	12,000
Net (Loss) for the year ended December 31, 2008	-	-	-	-	-	(35,491)	(35,491)
Balance at December 31, 2008	-	-	8,970,000	8,970	888,030	(975,949)	(78,949)
Common stock issued for cash at $0.015 per share on March 5, 2009	-	-	200,000	200	2,800	-	3,000
Common stock issued for services at $0.015 per share on March 11, 2009	-	-	15,000,000	15,000	210,000	-	225,000
Common stock issued for services at $0.0015 per share on March 17, 2009	-	-	200,000	200	2,800	-	3,000
Common stock issued for services at $0.0015 per share on May 4, 2009	-	-	500,000	500	7,000	-	7,500
Common stock issued for services at $0.0015 per share on May 21, 2009	-	-	450,000	450	6,300	-	6,750
Common stock issued for services at $0.015 per share on September 23, 2009	-	-	3,000,000	3,000	42,000	-	45,000
Common stock issued for debt conversion at $0.016 per share on December 1, 2009	-	-	14,861,465	14,861	228,159	-	243,020
Net (Loss) for the year ended December 31, 2009	-	-	-	-	-	(527,194)	(527,194)
Balance at December 31, 2009	-	-	43,181,465	43,181	1,387,089	(1,503,143)	(72,873)

CONTINUED ON NEXT PAGE

See Accompanying Notes to Audited Financial Statements

EVERYBODY'S TELEPHONE COMPANY, INC.
(A Development-Stage Company)
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)
FOR THE PERIOD FROM SEPTEMBER 3, 2003 (INCEPTION) TO DECEMBER 31, 2012
CONTINUED

Balance at December 31, 2009 carried forward	-	-	43,181,465	43,181	1,387,089	(1,503,143)	(72,873)
Common stock issued for cash at $0.027 per share on January 13, 2010	-	-	550,000	550	14,450	-	15,000
Common stock issued for services at $0.027 per share on February 11, 2010	-	-	10,000	10	260	-	270
Common stock issued for services at $0.027 per share on March 30, 2010	-	-	3,700,000	3,700	96,200	-	99,900
Common stock issued for services at $0.027 per share on April 1, 2010	-	-	100,000	100	2,600	-	2,700
Common stock issued for cash at $0.01 per share on December 1, 2010	-	-	5,000,000	5,000	45,000	-	50,000
Common stock issued for cash at $0.01 per share on December 7, 2010	-	-	250,000	250	2,250	-	2,500
Net (Loss) for the year ended December 31, 2010	-	-	-	-	-	(879,845)	(879,845)
Balance at December 31, 2010	-	-	52,791,465	52,791	1,547,849	(2,382,988)	(782,349)
Common stock issued for services at $0.0023 per share on January 4, 2011	-	-	60,000,000	60,000	78,000	-	138,000
Common stock issued for debt conversion at $0.0053 per share on January 5, 2011	-	-	30,000,000	30,000	128,947	-	158,947
Common stock issued for debt conversion at $0.013 per share on March 10, 2011	-	-	37,500,000	37,500	437,244	-	474,744
Common stock issued for debt conversion at $0.025 per share on March 15, 2011	-	-	1,000,000	1,000	24,320	-	25,320
Common stock issued for cash at $0.003 per share on June 5, 2011	-	-	5,000,000	5,000	10,000	-	15,000
Common stock issued for services at $0.0023 per share on June 13, 2011	-	-	30,000,000	30,000	39,999	-	69,999
Preferred stock issued for cash at $1.00 per share on June 30, 2011	30,000	30,000	-	-	-	-	30,000
Common stock issued for debt conversion at $0.003 per share on November 11, 2011	-	-	35,000,000	35,000	120,708	-	155,708
Common stock issued for cash at $0.0044 per share on November 11, 2011	-	-	10,000,000	10,000	2,000	-	12,000
Net (Loss) for the year ended December 31, 2011	-	-	-	-	-	(498,892)	(498,892)
Balance at December 31, 2011	30,000	30,000	261,291,465	261,291	2,389,067	(2,881,880)	(201,522)

See Accompanying Notes to Audited Financial Statements

EVERYBODY'S TELEPHONE COMPANY, INC.
(A Development-Stage Company)
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)
FOR THE PERIOD FROM SEPTEMBER 3, 2003 (INCEPTION) TO DECEMBER 31, 2012
CONCLUDED

Balance at December 31, 2011 carried forward	30,000	30,000	261,291,465	261,291	2,389,067	(2,881,880)	(201,522)

Common stock issued for cash at $0.0016 per share on January 26, 2012	-	-	12,200,000	12,200	7,800	-	20,000
Common stock issued for services at $0.001 per share on January 27, 2012	-	-	36,000,000	36,000	-	-	36,000
Common stock issued on conversion of debt at $0.0023 per share on January 30, 2012	-	-	5,769,230	5,769	7,918	-	13,687
Common stock issued on conversion of debt at $0.001 per share on February 17, 2012	-	-	4,000,000	4,000	-	-	4,000
Common stock issued on conversion of debt at $0.003 per share on March 2, 2012	-	-	10,000,000	10,000	22,083	-	32,083
Common stock issued for cash at $0.0035 per share on March 15, 2012	-	-	10,000,000	10,000	25,000	-	35,000
Common stock issued for services at $0.001 per share on March 18, 2012	-	-	12,500,000	12,500	-	-	12,500
Common stock issued for cash at $0.0012 per share on May 21, 2012	-	-	12,500,000	12,500	2,500	-	15,000
Common stock issued for cash at $0.0009 per share on June 15, 2012	-	-	25,000,000	25,000	(2,500)	-	22,500
Common stock issued for cash at $0.00064 per share on July 16, 2012	-	-	23,100,000	23,100	(8,100)	-	15,000
Common stock issued for services at $0.001 per share on July 19, 2012	-	-	62,000,000	62,000	25,000	-	87,000
Common stock issued for cash at $0.0005 per share on September 11, 2012	-	-	50,000,000	50,000	(25,000)	-	25,000
Common stock issued for services at $0.001 per share on October 1, 2012	-	-	29,166,000	29,166	-	-	29,166
Common stock issued for cash at $0.0027 per share on October 22, 2012	-	-	55,000,000	55,000	(40,000)	-	15,000
Common stock issued for cash at $0.0028 per share on November 11, 2012	-	-	75,000,000	75,000	(54,375)	-	20,625
Common stock issued for cash at $0.0026 per share on December 14, 2012	-	-	68,000,000	68,000	(58,000)	-	10,000
Net (Loss) for the years ended December 31, 2012	-	-	-	-	-	(486,137)	(486,137)
Balance at December 31, 2012	30,000	$ 30,000	751,526,695	$ 751,527	$ 2,291,392	$ (3,368,017)	$ (295,098)

See Accompanying Notes to Audited Financial Statements

EVERYBODY'S TELEPHONE COMPANY, INC.
(A Development-Stage Company)

STATEMENTS OF CASH FLOWS

	Year Ended December 31, 2012	Year ended December 31, 2011	For the Period from September 3, 2003 (Inception) through December 31, 2012
Cash flows generated by (used in) operating activities:			
Net loss	$ (486,137)	$ (498,892)	$ (3,368,017)
Adjustments to reconcile net loss to net cash used in operating activities:			
Depreciation	1,788	1,395	9,331
Common stock issued for services	164,666	207,999	1,582,785
Amortization of debt discount	263,547	553,717	841,264
Gain(loss) on derivative liability	(117,064)	(261,388)	(252,561)
Gain on sale of Investment	-	-	(40,229)
Changes in operating assets and liabilities:			
(Increase) in accounts receivable	(160)	-	(160)
(Increase) in prepaid expenses	(850)	-	(850)
(Increase) in deposits	(817)	(10,000)	(10,817)
Increase (decrease) in accounts payable and accruals	4,219	(80,441)	7,251
Cash flows used in operating activities	(170,808)	(87,610)	(1,232,003)
Cash flows generated by (used in) investing activities:			
Purchase of equipment	-	(13,529)	(20,279)
Purchase of investments	-	(52,000)	(52,000)
Proceeds from sale of investments	-	-	40,229
Cash flows used in investing activities:	-	(65,529)	(32,050)
Cash flows generated by (used in) financing activities:			
Advances under notes payable	42,732	372,499	1,643,340
Repayments of notes payable	(44,052)	(276,103)	(751,526)
Common stock issued for cash	178,125	27,000	352,625
Preferred stock issued for cash	-	30,000	30,000
Cash flows generated by financing activities:	176,805	153,396	1,234,209
Net change in cash and cash equivalents	5,997	257	10,386
Cash and cash equivalents, beginning of period	$ 4,389	$ 4,132	$ -
Cash and cash equivalents, end of period	$ 10,386	$ 4,389	$ 10,386
Supplemental Cash flow Information			
Interest paid	$ -	$ -	$ -
Taxes paid	$ -	$ -	$ -
Non Cash Transactions			
Liabilities Settled for Stock	$ 49,770	$ 814,719	$ 1,107,489

SW Innovative Holdings, Inc.
(A Development Stage Company)
Notes to Financial Statements
As of December 31, 2013
Unaudited

1. NATURE OF OPERATIONS

Everybody's Phone Company, Inc. ("Everybody's Phone Company", "the Company", "we" or "us") was incorporated in the State of Texas on September 3, 2003.

The Company sells prepaid, unlimited local (dial tone) telephone service to the residential market, primarily in greater Houston. The Company is fully licensed by the Texas Public Utility Commission to resell telephone services throughout the State. Once the Company achieves critical mass in Texas, it plans to expand its prepaid telecommunications product offerings nationwide.

The Company is in the development stage with no significant revenues and a limited operating history.

The Company's shares of common stock are quoted on the OTC Pink Marketplace under the symbol EVPH.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements of the Company have been prepared in accordance with generally accepted accounting principles in the United States of America and are presented in US dollars. The Company's year-end is December 31.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with generally accepted accounting principles requires that management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

Development Stage Company

The Company is a development stage enterprise in accordance with ACS 915 "*Development Stage Entities.*" We have been in the development stage since Inception (September 3, 2003). Among the disclosures required as a development stage company are that its financial statements are identified as those of a development stage company, and that the statements of operations, changes in stockholders' deficit and cash flows disclose activity since the date of its Inception (September 3, 2003) as a development stage company.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES CONT.

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturity of three months or less to be cash equivalents.

Fixed Assets

The Company's fixed assets represent furniture and computer equipment that is has purchased and are being depreciated over their estimated useful lives of 5 - 10 years.

Financial Instruments

Fair value measurements are determined based on the assumptions that market participants would use in pricing an asset or liability. ASC 820-10 *"Fair Value Measurements and Disclosures"* ("ASC 820-10") establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. ASC 820 establishes a fair value hierarchy that prioritizes the use of inputs used in valuation methodologies into the following three levels:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets. A quoted price in an active market provides the most reliable evidence of fair value and must be used to measure fair value whenever available.

Level 2: Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect a reporting entity's own assumptions about the assumptions that market participants would use in pricing an asset or liability. For example, level 3 inputs would relate to forecasts of future earnings and cash flows used in a discounted future cash flows method.

The carrying values of accounts receivable, prepaid expenses, accounts payable, accruals and convertible notes payable approximate their fair value due to the short-term maturities of these instruments.

Revenue Recognition

The Company generates it revenue from the sale of prepaid, unlimited local (dial tone) telephone service. Revenue is recognized in accordance with Staff Accounting Bulletin ("SAB") No. 104, "*Revenue Recognition*", when the following criteria are met: persuasive evidence of an arrangement exists, delivery of the product has occurred, the fee is fixed or determinable, and collectability is probable.

Advertising cost

Advertising costs were expensed as incurred. Advertising costs of $14,314 and $0 were incurred in the twelve months ending December 31, 2012 and 2011, respectively.

Comprehensive Income (Loss)

Comprehensive income is defined as all changes in stockholders' equity (deficit), exclusive of transactions with owners, such as capital investments. Comprehensive income includes net income or loss, changes in certain assets and liabilities that are reported directly in equity such as translation adjustments on investments in foreign subsidiaries and unrealized gains (losses) on available-for-sale securities. From the Company's Inception (September 3, 2003) to December 31, 2012, there were no differences between its comprehensive loss and net loss.

Income Taxes

The Company accounts for income taxes in accordance with ASC 740 *"Income Taxes"* ("ASC 740"). Under ASC 740, deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amounts expected to be realized. The provision for income taxes represents the tax expense for the period, if any, and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. Under ASC 740, the impact of an uncertain tax position on the income tax return may only be recognized at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant taxing authority. At December 31, 2012 and 2011, a full deferred tax asset valuation allowance has been provided and no deferred tax asset has been recorded.

Basic and Diluted Net Income (Loss) per Share

The Company computes net income (loss) per share in accordance with ASC 260, "*Earnings per Share*" which requires presentation of both basic and diluted earnings per share (EPS) on the face of the income statement. Basic EPS is computed by dividing net income (loss) available to common shareholders (numerator) by the weighted average number of common shares outstanding (denominator) during the period. Diluted EPS gives effect to all dilutive potential common shares outstanding during the period including stock options, using the treasury stock method, and convertible preferred stock, using the if-converted method. In computing diluted EPS, the average stock price for the period is used in determining the number of shares assumed to be purchased from the exercise of stock options or warrants. Diluted EPS excludes all dilutive potential common shares if their effect is anti-dilutive. During the period Inception (September 3, 2003) to December 31, 2012, there were potentially shares issuable under conversion privileges attached to convertible promissory notes payable. The common share equivalents of these securities have not been included in the calculations of loss per share because such inclusions would have an anti-dilutive effect as the Company has incurred losses in the period Inception (September 3, 2003) to December 31, 2012.

Business Segments

The Company believes that its activities during the period Inception (September 3, 2003) to December 31, 2012 comprised a single segment.

Stock-based Compensation

The Company accounts for all stock-based payments to employees and non-employees under ASC 718 "Stock Compensation," using the fair value based method. Under the fair value method, stock-based payments are measured at the fair value of the consideration received, or the fair value of the equity instruments issued, or liabilities incurred, whichever is more reliably measurable. The cost of stock-based payments to non-employees that are fully vested and non-forfeitable at the grant date is measured and recognized at that date.

Recent Accounting Pronouncements

The Company has reviewed all recently issued, but not yet effective, accounting pronouncements and does not believe the future adoption of any such pronouncements may be expected to cause a material impact on its financial condition or the results of its operations.

3. GOING CONCERN AND LIQUIDITY

At December 31, 2012, the Company had cash of $10,386, total assets of $85,161, no profitable business activities or other source of income, liabilities of $380,259 and had incurred losses since Inception (September 3, 2003).

The Company anticipates future losses in the development of its business.

In our financial statements for the period Inception (September 3, 2003) to December 31, 2012, the Report of the Independent Registered Public Accounting Firm includes an explanatory paragraph that describes substantial doubt about our ability to continue as a going concern.

The Company's ability to continue as a going concern is dependent upon the Company generating profitable operations in the future and, or, obtaining the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due. There is no assurance that this series of events will be satisfactorily completed.

The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

4. FIXED ASSETS

As at December 31, 2012 and 2011, the balance of fixed assets was as follows:

		December 31, 2012	December 31, 2011
Furniture	$	10,263	$10,263
Computer equipment		3,806	3,806
Accumulated depreciation		(2,921)	(1,333)

Net book value	$	10,948	$12,736

Depreciation expense for the years ended December 31, 2012 and 2011 was $1,788 and $1,395, respectively.

5. INVESTMENT

In April 2011, the Company, together with three other shareholders in the Company, acquired as an investment a $99,000 mortgage secured a single family home in Florida, valued at approximately $127,000. The Company acquired $52,000 of the total $99,000 mortgage acquired by the four investors as a group. The Company has not received any interest on the mortgage it acquired and has not incurred any expense related to the mortgage. While the mortgage is in default, no provision has been made against the carrying value of the mortgage as it is believed that the mortgage will be repaid in full once the property has been foreclosed on. No legal action has been taken as yet to foreclose on the property pending agreement by all four of the owners of the mortgage.

6. DEPOSIT

AT&T required a deposit of $10,000 from the Company prior to providing the Company with service. If the Company pays its monthly bills from AT&T according to terms, AT&T will release some, or all, of the deposit paid at a future date. The balance in the account as of December 31, 2012 was $10,817 (2011- $10,000).

7. CONVERTIBLE NOTES PAYABLE – RELATED PARTIES

As at December 31, 2012, the Company had convertible notes payable with principal balances of $199,368 (2011 - $252,618) and accrued interest of $34,941 (2011 - $24,996) outstanding to three individuals who were directors and shareholders of the Company. The notes, originally due December 2011 and extended to December 2012, bear interest at 5% and the principal and accrued interest is convertible into common shares at 75% of the average 5 day price per share upon the election of the holder.

As at December 31, 2012, these liabilities are disclosed net of a debt discount of $187,328 (2011 - $263,547) relating to the beneficial conversion terms of these notes.

8. DERIVATIVE LIABILITY ON CONVERTIBLE NOTES PAYABLE

Management has evaluated the terms of the conversion features of the convertible notes payable in accordance with ASC Topic No. 815 - 40, *"Derivatives and Hedging - Contracts in Entity's Own Stock"* ("ASC 815") and determined it is indexed to the Company's common stock and that the conversion features meet the definition of a liability and therefore bifurcated the conversion feature and accounted for it as a separate derivative liability.

ASC 815 requires that the Company assess the fair market value of derivative liability at the end of each reporting period and recognize any change in the fair market value as other income or expense item.

The balance of the derivative liability relating to convertible loan notes converted into equity during the period is transferred to additional paid in capital.

At December 31, 2012, we valued the beneficial conversion feature of the convertible debenture using the Black Scholes valuation model with the following assumptions: 1 year to maturity (2011 – 1 year), risk free interest rate of 0.11% (2011 – 0.15%), annualized volatility of 301% (2011 – 306%) and a forecast dividend yield of $0 (2011 - $0).

9. NOTE PAYABLE

On June 11, 2012, the Company entered into a promissory note with an unrelated third party for $50,000. The note has a 60 month term, bears interest of 12% and is repayable in monthly installments of $1,112. The balance of the note outstanding at year end at year end was $46,234.

10. COMMITMENTS AND CONTINGENCIES

Leases and Long term Contracts

The Company has not entered into any long term leases, contracts or commitments.

Legal

To the best of the Company's knowledge and belief, no legal proceedings are currently pending or threatened.

11. SHAREHOLDERS' DEFICIT

Preferred stock

The Company is authorized to issue 50,000,000 shares of $1.00 par value preferred stock. Each share has a voting right that convert into 10,000 of common share votes.

In June 2011, the Company issued 30,000 shares of its preferred stock for cash consideration of $30,000 to the Company's directors.

As of both December 31, 2012 and 2011, the Company had 30,000 shares of preferred stock issued and outstanding.

Common Stock

The Company is authorized to issue 10,000,000,000 shares of common stock at a par value of $0.001.

During the year ended December 31, 2011, the Company issued 15,000,000 shares of common stock at prices of between $0.003 and $0.004 per share for cash consideration of $27,000, 90,000,000 shares of common stock at $0.0023 per share for services valued at $207,999 and 103,500,000 shares of common stock at prices of between $0.0013 and $0.0053 per share for the conversion of $814,719 debt to equity.

During the year ended December 31, 2012, the Company issued 330,800,000 shares of common stock at prices of between $0.0005 and $0.0035 per share for cash consideration of $178,125, 139,666,000 shares of common stock at $0.001 per share for services valued at $164,666 and 19,769,230 shares of common stock at prices of between $0.001 and $0.003 per share for the conversion of $49,770 debt to equity.

As of December 31, 2012 and 2011 the Company had 751,526,695 and 261,291,465 shares of its common stock issued and outstanding.

12. RELATED PARTY TRANSACTIONS

During the twelve months ended December 31, 2012 and 2011 the Company paid each of its two officers, who were also directors and shareholders, salaries of $47,000 and $42,000, respectively.

13. INCOME TAXES

The Company follows ASC 740 *Income Taxes*". Deferred income taxes reflect the net effect of (a) temporary difference between carrying amounts of assets and liabilities for financial purposes and the amounts used for income tax reporting purposes, and (b) net operating loss carry-forwards. No net provision for refundable Federal income tax has been made in the accompanying statement of loss because no recoverable taxes were paid previously. Similarly, no deferred tax asset attributable to the net operating loss carry-forward has been recognized, as it is not deemed likely to be realized.

The provision for the Company's federal income tax benefit for the twelve months ending December 31, 2012 and 2011, calculated using the expected federal tax rate of 34%, consisted of the following:

	December 31, 2012	December 31, 2011
Federal income tax benefit attributed to:		
Net operating loss	$ 165,287	$ 169,623
Valuation	(165,287)	(169,263)
Net benefit	$ -	$ -

The cumulative tax effect of significant items comprising our net deferred tax benefit, calculated at the expected federal tax rate of 34%, for the period from Inception (September 3, 2003) through December 31, 2012 is as follows:

	Inception (September 3,

	2003) to December 31, 2012
Deferred tax attributed:	
Net operating loss carryover	$ 1,145,126
Less: change in valuation allowance	(1,145,126)
Net deferred tax asset	$ -

At December 31, 2012 the Company had an unused net operating loss carry-forward approximating $3,368,017 that is available to offset future taxable income; the loss carry-forward will start to expire in 2032.

14. SUBSEQUENT EVENTS

In January and February of 2013, the Company issued, for cash, 438,000,000 of common stock to an equity capital firm at $0 .0005 per share.

In February 2013, the Company issued, for cash, 3,000,000 shares of common stock for $0.001 per share to an individual investor.

In February 2013, the Company issued to officers and directors, for services rendered, 243,000,000 shares of common stock at $0.001 per share.

The Company's Board of Directors and majority shareholders voted on June 6, 2013 to have a reverse split of the common stock in the ratio of 1,000 to 1, effective as of July 22, 2013.

The Company has evaluated subsequent events through the date of the issuance of these audited financial statements and other than as disclosed above, the Company did not have any material recognizable subsequent events.

COMMON STOCK

Common Stock:

On June 13, 2014 the par value of the Company's common stock was changed from .00001 to .0001 per share with 15,000,000,000 shares authorized. Each share of common stock entitles the holder to one vote on each matter submitted to a vote of our stockholders, including the election of directors. There is no cumulative voting. Common stockholders have no preemptive, conversion or other subscription rights. In the event of liquidation, dissolution or winding up of Company, stockholders are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding.

Preferred Stock:

Preferred Stock Series "A"
Par or Stated Value: $ 1.00

Total shares authorized: 50,000,000 as of: June 30, 2014
Total shares outstanding: 60,000 as of: June 30, 2014

Reverse Stock Split

In June, 2013; the board of directors and a majority of the shareholders of the Company approved a reverse stock split of its common stock with a ratio of 1,000:1. It was effective on July 22, 2013.

- Shares issued and outstanding as of July 21, 2013: 1,435,526,695
- Shares issued and outstanding as of July 22, 2013: 1,435,527
- Shares issued and outstanding as of September 30, 2013: 145,935,527

Investment:
During the 2nd quarter of 2011, the Company invested $52,000 as part of a mortgage purchase agreement. The Company anticipates terminating this arrangement during the 4th quarter 2014.

Loans:
****On June 14, 2014 a non-affiliate lender sold the $50,000 convertible debt obligation of the Company to another non-affiliate, Beaufort Capital, L.L.C. This debt will be paid to Beaufort Capital, L.L.C. through the conversion of the debt into shares of the Company's common stock from time to time.

*****On June 27, 2014 the Company received $75,000 loan from a non-affiliate with a maturity date of June 27, 2015 and an interest rate of 12% per annum. This loan can be repaid in cash or shares of common stock.

EXHIBITS

Exhibits

2.1	Certificate of Incorporation
2.1.1	Amendment to the Certificate of Incorporation – January 3, 2011
2.1.2	Amendment to the Certificate of Incorporation – January 3, 2013
2.1.3	Amendment to Certificate of Incorporation – January 26, 2013
2.1.4	Certificate of Amendment to Certificate of Incorporation – June 13, 2014
2.2	Bylaws
3.1	Exhibit 2.1 as incorporated herein by reference
4.1	Found Subscription Agreement
6.1	Contract with AT&T*
6.2	Contract with Verizon*
6.3	Warrant
6.4	Loan Agreement Between Issuer and Lana Dienger dated June 8, 2012
6.5	Independent Agency Agreement Between Issuer and ACE Cash Express, Inc., dated November 1, 2012.
6.6	Agreement Between Issuer and Integrative Business Alliance, LLC., dated June 28, 2014
11.1	Opinion of Counsel**
15.1	Certificate of Operating Authority from the Texas Public Utility Commission

*To be supplied under request for confidential treatment

**To be supplied by amendment

SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, State of Texas on the 1st day of October, 2014.

SW INNOVATIVE HOLDINGS, INC.

By: ______________________

Norman George

Title: President

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

____

Norman George

Title: President

October 1, 2014

Exhibits

Exhibit Numbers

2.1	Certificate of Incorporation
2.1.1	Amendment to the Certificate of Incorporation – January 3, 2011
2.1.2	Amendment to the Certificate of Incorporation – January 3, 2013
2.1.3	Amendment to Certificate of Incorporation – January 26, 2013
2.1.4	Certificate of Amendment to Certificate of Incorporation – June 13, 2014
2.2	Bylaws
3.1	Exhibit 2.1 as incorporated herein by reference
4.1	Found Subscription Agreement
6.1	Contract with AT&T*
6.2	Contract with Verizon*
6.3	Warrant
6.4	Loan Agreement Between Issuer and Lana Dienger dated June 8, 2012
6.5	Independent Agency Agreement Between Issuer and ACE Cash Express, Inc., dated November 1, 2012.
6.6	Agreement Between Issuer and Integrative Business Alliance, LLC., dated June 28, 2014
11.1	Opinion of Counsel**
15.1	Certificate of Operating Authority from the Texas Public Utility Commission

*To be supplied under request for confidential treatment

**To be supplied by amendment

Corporations Section
P.O.Box 13697
Austin, Texas 78711-3697

Geoffrey S. Connor
Secretary of State

Office of the Secretary of State

CERTIFICATE OF INCORPORATION OF

EVERYBODY'S PHONE COMPANY
Filing Number: 800241792

The undersigned, as Secretary of State of Texas, hereby certifies that Articles of Incorporation for the above named corporation have been received in this office and have been found to conform to law.

Accordingly, the undersigned, as Secretary of State, and by virtue of the authority vested in the Secretary by law, hereby issues this Certificate of Incorporation.

Issuance of this Certificate of Incorporation does not authorize the use of a name in this state in violation of the rights of another under the federal Trademark Act of 1946, the Texas trademark law, the Assumed Business or Professional Name Act, or the common law.

Dated: 09/02/2003

Effective: 09/02/2003

Geoffrey S. Connor
Secretary of State

FILED
In the Office of the
Secretary of State of Texas

SEP 02 2003

Corporations Section

STATE OF TEXAS
ARTICLE OF INCORPORATION
Pursuant to article 3.02
Texas Business Corporation Act

1. Name of Corporation: EVERYBODY'S PHONE COMPANY
2. Period of the Corporation will be perpetuity.
3. EVERYBODY'S PHONE COMPANY will engage in the lawful business of distributing and selling various telecommunication technology, both wholesale and retail.
4. EVERYBODY'S PHONE COMPANY is authorized to issue 100,000,000 shares of class "A" common stock at a par value of .001 (one thousand)cent each, and 10,000,000 shares of Preferred Stock at a par value of $ 1.00 dollar each.
5. The Corporation will not commence business until it has received for the issuance of its shares consideration of value of a stated sum which shall be at least one thousand dollars ($ 1,000), consisting of money, labor done, or property actually received.
6. The "registered agent" of the Corporation is Steven H. Bethke.
   The "registered office" is located at 5935 Rutherglenn, Houston, Texas 77096
7. The Corporation will have three directors.

Steven H. Bethke	Norman George	Kim T. Peterson
2211 S Kirkwood #20	2211 S. Kirkwood #20	2211 S. Kirkwood #20
Houston, Texas 77077	Houston, Texas 77077	Houston, Texas 77077

8. The incorporator of EVERYBODY'S PHONE COMPANY is;
   Steven H. Bethke
   2211 S Kirkwood # 20
   Houston, Texas 77077

Signed this 2nd of September, 2003 by

Steven H. Bethke

ARTICLES OF AMENDMENT TO THE ARTICLES OF INCORPORATIOIN OF EVERYBODY'S PHONE COMPANY

Pursuant to the provisions of Article 4.04 of the Texas Business Corporation Act, the undersigned corporation adopts the following articles of amendment to its Articles of Incorporation.

ARTICLE I

The name of the corporation is EVERYBODY'S PHONE COMPANY a Texas Corporation.

ARTICLE II

The following amendments to the Articles of Incorporation were adopted by unanimous written consent of the directors and by shareholders constituting 66.7% of the vote of the shareholders entitled to vote on January 3, 2011.

"EVERYBODY'S PHONE COMPANY is authorized to issue 1,000,000,000 shares of class "A" common stock at a par value of $0.001 (one thousandth) cent each. In addition, EVERYBODY'S PHONE COMPANY is authorized to issue 10,000,000 shares of preferred stock, par value $.01 (one) cent each (the "Preferred Shares") and vest in the Corporation's Board of Directors the authority to establish series of unissued Preferred Shares by the designations, preferences, limitations and relative rights, including voting rights, of the Preferred Shares of any series so established to the same extent that such designations, preferences, limitations, and relative rights could have been fully stated in the Articles of Incorporation, and in order to establish a series, the Board of Directors shall adopt a resolution setting forth the designation of the series and fixing and determining the designations, preferences, limitations and relative rights, including voting rights, thereof or so much thereof as shall not be fixed and determined by the Articles of Incorporation."

The number of shares of the Corporation outstanding at the time of the adoption of the foregoing was 52,791,465 shares of common stock and the number of shares entitled to vote thereon was 52,791,465. The number of shares consenting to the action was 35,211,907. The shareholders consenting to the action represent a majority of the issued and outstanding shares.

Effective this 3rd day of January, 2011.

Steven H. Bethke, Chief Executive Officer

Form 424 **(Revised 12/09)** Submit in duplicate to: Secretary of State P.O. Box 13697 Austin, TX 78711-3697 512 463-5555 FAX: 512/463-5709 **Filing Fee: See instructions**	**Certificate of Amendment**	This space reserved for office use. FILED In the Office of the Secretary of State of Texas JAN 03 2011 Corporations Section

Entity Information

The name of the filing entity is:

Everybody's Phone Company

State the name of the entity as currently shown in the records of the secretary of state. If the amendment changes the name of the entity, state the old name and not the new name.

The filing entity is a: (Select the appropriate entity type below.)

- ☒ For-profit Corporation
- ☐ Nonprofit Corporation
- ☐ Cooperative Association
- ☐ Limited Liability Company
- ☐ Professional Corporation
- ☐ Professional Limited Liability Company
- ☐ Professional Association
- ☐ Limited Partnership

The file number issued to the filing entity by the secretary of state is: 800241792

The date of formation of the entity is: 09/02/2003

Amendments

1. Amended Name

(If the purpose of the certificate of amendment is to change the name of the entity, use the following statement)

The amendment changes the certificate of formation to change the article or provision that names the filing entity. The article or provision is amended to read as follows:

The name of the filing entity is: (state the new name of the entity below)

The name of the entity must contain an organizational designation or accepted abbreviation of such term, as applicable.

2. Amended Registered Agent/Registered Office

The amendment changes the certificate of formation to change the article or provision stating the name of the registered agent and the registered office address of the filing entity. The article or provision is amended to read as follows:

Registered Agent
(Complete either A or B, but not both. Also complete C.)

☐ A. The registered agent is an organization (cannot be entity named above) by the name of:

OR

☐ B. The registered agent is an individual resident of the state whose name is:

First Name *M.I.* *Last Name* *Suffix*

The person executing this instrument affirms that the person designated as the new registered agent has consented to serve as registered agent.

C. The business address of the registered agent and the registered office address is:

TX

Street Address (No P.O. Box) *City* *State* *Zip Code*

3. Other Added, Altered, or Deleted Provisions

Other changes or additions to the certificate of formation may be made in the space provided below. If the space provided is insufficient, incorporate the additional text by providing an attachment to this form. Please read the instructions to this form for further information on format.

Text Area (The attached addendum, if any, is incorporated herein by reference.)

☒ Add each of the following provisions to the certificate of formation. The identification or reference of the added provision and the full text are as follows:

see atched

☐ Alter each of the following provisions of the certificate of formation. The identification or reference of the altered provision and the full text of the provision as amended are as follows:

☐ Delete each of the provisions identified below from the certificate of formation.

Statement of Approval

The amendments to the certificate of formation have been approved in the manner required by the Texas Business Organizations Code and by the governing documents of the entity.

Effectiveness of Filing (Select either A, B, or C.)

A. ☒ This document becomes effective when the document is filed by the secretary of state.

B. ☐ This document becomes effective at a later date, which is not more than ninety (90) days from the date of signing. The delayed effective date is: ______

C. ☐ This document takes effect upon the occurrence of a future event or fact, other than the passage of time. The 90th day after the date of signing is: ______

The following event or fact will cause the document to take effect in the manner described below:

Execution

The undersigned signs this document subject to the penalties imposed by law for the submission of a materially false or fraudulent instrument and certifies under penalty of perjury that the undersigned is authorized under the provisions of law governing the entity to execute the filing instrument.

Date: 1-3-11

By: [signature]
Signature of authorized person

Steven H Bethke
Printed or typed name of authorized person (see instructions)

Corporations Section
P.O.Box 13697
Austin, Texas 78711-3697

John Steen
Secretary of State

Office of the Secretary of State

CERTIFICATE OF FILING
OF

EVERYBODY'S PHONE COMPANY
800241792

The undersigned, as Secretary of State of Texas, hereby certifies that a Certificate of Amendment for the above named entity has been received in this office and has been found to conform to the applicable provisions of law.

ACCORDINGLY, the undersigned, as Secretary of State, and by virtue of the authority vested in the secretary by law, hereby issues this certificate evidencing filing effective on the date shown below.

Dated: 01/03/2013

Effective: 01/03/2013

John Steen
Secretary of State

CERTIFICATE OF AMENDMENT

OF

EVERYBODY'S PHONE COMPANY

FILED
In the Office of the
Secretary of State of Texas

JAN 03 2013

Corporations Section

Pursuant to the provisions of Section 3.053 of the Texas Business Organizations Code, the undersigned filing entity adopts this Certificate of Amendment to its Certificate of Formation:

ARTICLE ONE

The name of the filing entity is EVERYBODY'S PHONE COMPANY (the "Corporation"). The Corporation is a for-profit corporation. The filing number issued by the Secretary of State is 800241792. The date of formation of the entity is September 2, 2003.

ARTICLE TWO

The amendment changes the article that states the number of shares the Corporation shall have authority to issue and the par value of those shares. The article in the Certificate of Formation is amended to read as follows:

> EVERYBODY'S PHONE COMPANY is authorized to issue 10,000,000,000 shares of class "A" common stock at a par value of \$0.001 (one tenth of one cent) each. In addition, EVERYBODY'S PHONE COMPANY is authorized to issue 50,000,000 shares of preferred stock, par value of \$1.00 (one dollar) each (the "Preferred Shares") and vest in the Corporation's Board of Directors the authority to establish series of unissued Preferred Shares by the designations, preferences, limitations and relative rights, including voting rights, of the Preferred Shares of any series so established to the same extent that such designations, preferences, limitations, and relative rights could have been fully stated in the Articles of Incorporation, and in order to establish a series, the Board of Directors shall adopt a resolution setting

forth the designation of the series and fixing and determining the designations, preferences, limitations and relative rights, including voting rights, thereof or so much thereof as shall not be fixed and determined by the Articles of Incorporation.

ARTICLE THREE

The amendment was approved in the manner required by the Texas Business Organizations Code and the governing documents of the Corporation.

ARTICLE FOUR

This document will become effective on the date it is filed with the Secretary of State.

ARTICLE FIVE

The undersigned signs this document subject to the penalties imposed by law for the submission of a materially false or fraudulent instrument and certifies under penalty of perjury that the undersigned is authorized under the provisions of law governing the entity to execute the filing instrument.

DATED this the third day of December, 2012.

EVERYBODY'S PHONE COMPANY

By: ____________________
Norman George
President

FILED
In the Office of the
Secretary of State of Texas
JUN 26 2013
Corporations Section

Certificate of Amendment
Of
Everybody's Phone Company

Pursuant to the provisions of Section 3.053 of the Texas Business Organizations Code, the undersigned filing entity adopts this Certificate of Amendment to its Certificate of Formation:

ARTICLE ONE

The name of the filing entity is EVERYBODY'S PHONE COMPANY (the "Corporation"). The Corporation is a for-profit corporation. The filing number issued by the Secretary of State is 800241792. The date of formation of the entity is September 2, 2003.

ARTICLE TWO

The amendment changes the article that states the number of shares the Corporation shall have authority to issue and the par value of those shares. The article in the Certificate of Formation is amended to read as follows:

The following amendments to the Articles of Incorporation were adopted by unanimous written consent of the directors and by shareholders constituting 66.7% of the vote of the shareholders entitled to vote on June 6, 2013.

The amendment alters or changes Article IV of the Articles of Incorporation to reflect a 1:1,000 reverse stock split and then to decrease the authorized shares of common stock following the reverse stock split to 500,000,000 shares of common stock and reauthorizing the par value at $.001 per share. Following the reverse stock split, Article IV shall be modified to read as follows:

"Everybody's Phone Company" is authorized to issue 500,000,000 shares of class "A" common stock at a par value of $0.001 (one) cent each. In addition, Everybody's Phone Company is authorized to issue 10,000,000 shares of preferred stock, par value $.01 (one) cent each (the "Preferred Shares") and vest in the Corporation's Board of Directors the authority to establish series of unissued Preferred Shares by the designations, preferences, limitations and relative rights, including voting rights, of the Preferred Shares of any series so established to the same extent that such designations, preferences, limitations, and relative rights could have been fully stated in the Articles of Incorporation, and in order to establish a series, the Board of Directors shall adopt a resolution setting forth the designation of the series and fixing and determining the designations, preferences, limitations and relative rights, including voting rights, thereof or so much thereof as shall not be fixed and determined by the Articles of Incorporation."

The number of shares of the Corporation outstanding at the time of the adoption of the foregoing was 1,435,526,695 shares of common stock, 60,000 shares of Series "A" Preferred Stock, and the number of shares entitled to vote thereon was 3,085,526,695. The number of shares consenting to the action was 2,114,010,000, which included 464,010,000 shares of common stock, 60,000 shares of Series "A" Preferred Stock which vote 1,650,000,000 shares of common stock. The shareholders consenting to the action represent a majority of the issued and outstanding shares.

ARTICLE THREE

The amendment was approved in the manner required by the Texas Business Organizations Code and the governing documents of the Corporation.

ARTICLE FOUR

This document will become effective on the date it is filed with the Secretary of State.

ARTICLE FIVE

The undersigned signs this document subject to the penalties imposed by law for the submission of a materially false or fraudulent instrument and certifies under penalty of perjury that the undersigned is authorized under the provisions of law governing the entity to execute the filing instrument.

DATED this the twenty-fifth day of June, 2013.

EVERYBODY'S PHONE COMPANY

Norman George
President

Corporations Section
P.O.Box 13697
Austin, Texas 78711-3697

Nandita Berry
Secretary of State

Office of the Secretary of State

CERTIFICATE OF FILING
OF

SW Innovative Holdings, Inc.
800241792

The undersigned, as Secretary of State of Texas, hereby certifies that a Certificate of Amendment for the above named entity has been received in this office and has been found to conform to the applicable provisions of law.

ACCORDINGLY, the undersigned, as Secretary of State, and by virtue of the authority vested in the secretary by law, hereby issues this certificate evidencing filing effective on the date shown below.

Dated: 06/13/2014

Effective: 06/13/2014

Nandita Berry
Secretary of State

Form 424 (Revised 05/11) Submit in duplicate to: Secretary of State P.O. Box 13697 Austin, TX 78711-3697 512 463-5555 FAX: 512/463-5709 **Filing Fee: See instructions**	**Certificate of Amendment**	This space reserved for office use. FILED In the Office of the Secretary of State of Texas JUN 13 2014 Corporations Section

Entity Information

The name of the filing entity is:

SW Innovative Holdings, Inc.

State the name of the entity as currently shown in the records of the secretary of state. If the amendment changes the name of the entity, state the old name and not the new name.

The filing entity is a: (Select the appropriate entity type below.)

- ☒ For-profit Corporation
- ☐ Nonprofit Corporation
- ☐ Cooperative Association
- ☐ Limited Liability Company
- ☐ Professional Corporation
- ☐ Professional Limited Liability Company
- ☐ Professional Association
- ☐ Limited Partnership

The file number issued to the filing entity by the secretary of state is: 800241792

The date of formation of the entity is: September 2, 2003

Amendments

1. Amended Name

(If the purpose of the certificate of amendment is to change the name of the entity, use the following statement)

The amendment changes the certificate of formation to change the article or provision that names the filing entity. The article or provision is amended to read as follows:

The name of the filing entity is: (state the new name of the entity below)

The name of the entity must contain an organizational designation or accepted abbreviation of such term, as applicable.

2. Amended Registered Agent/Registered Office

The amendment changes the certificate of formation to change the article or provision stating the name of the registered agent and the registered office address of the filing entity. The article or provision is amended to read as follows:

Registered Agent
(Complete either A or B, but not both. Also complete C.)

☐ A. The registered agent is an organization (cannot be entity named above) by the name of:

OR

☐ B. The registered agent is an individual resident of the state whose name is:

First Name *M.I.* *Last Name* *Suffix*

The person executing this instrument affirms that the person designated as the new registered agent has consented to serve as registered agent.

C. The business address of the registered agent and the registered office address is:

TX

Street Address (No P.O. Box) *City* *State* *Zip Code*

3. Other Added, Altered, or Deleted Provisions

Other changes or additions to the certificate of formation may be made in the space provided below. If the space provided is insufficient, incorporate the additional text by providing an attachment to this form. Please read the instructions to this form for further information on format.

Text Area (The attached addendum, if any, is incorporated herein by reference.)

☐ **Add** each of the following provisions to the certificate of formation. The identification or reference of the added provision and the full text are as follows:

☒ **Alter** each of the following provisions of the certificate of formation. The identification or reference of the altered provision and the full text of the provision as amended are as follows:

SW Innovative Holdings, Inc. is authorized to issue 15 billion shares of class "A" common stock at a par value of $.0001 each, and 50,000,000 shares of preferred stock at a par value of $1.00 each, which preferred stock may be issued in classes and series with such voting powers, full or limited, or no voting powers, and such designations, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions thereof, as shall be stated and expressed in the resolution or resolutions providing for the issue of such stock adopted by the board of directors, without any action by shareholders.

☐ **Delete** each of the provisions identified below from the certificate of formation.

Statement of Approval

The amendments to the certificate of formation have been approved in the manner required by the

Texas Business Organizations Code and by the governing documents of the entity.

Effectiveness of Filing (Select either A, B, or C.)

A. ☒ This document becomes effective when the document is filed by the secretary of state.

B. ☐ This document becomes effective at a later date, which is not more than ninety (90) days from the date of signing. The delayed effective date is: ______________________

C. ☐ This document takes effect upon the occurrence of a future event or fact, other than the passage of time. The 90th day after the date of signing is: ______________________

The following event or fact will cause the document to take effect in the manner described below:

Execution

The undersigned signs this document subject to the penalties imposed by law for the submission of a materially false or fraudulent instrument and certifies under penalty of perjury that the undersigned is authorized under the provisions of law governing the entity to execute the filing instrument.

Date: June 13, 2014

By: ______________________

Signature of authorized person

Norman George

Printed or typed name of authorized person (see instructions)

Bylaws
of
Everybody' Phone Company
adopted September 1, 2003

BYLAWS
OF
Everybody's Phone Company

ARTICLE I
OFFICES

The principal office of the Corporation in the State of Texas shall be located in Houston, County of Harris. The Corporation may have such other offices, either within or without the State of Texas, as the Board of Directors may designate or as the business of the Corporation may require from time to time.

ARTICLE II
SHAREHOLDERS

SECTION 1. Annual Meeting. The annual meeting of the shareholders shall be held on the 10th day in the month of July in each year, beginning with the year 2003, at the hour of 10:00a.m., for the purpose of electing Directors and for the transaction of such other business as may come before the meeting. If the day fixed for the annual meeting shall be a legal holiday in the State of Texas, such meeting shall be held on the next succeeding business day. If the election of Directors shall not be held on the day designated herein for any annual meeting of the shareholders, or at any adjournment thereof, the Board of Directors shall cause the election to be held at a special meeting of the shareholders as soon thereafter as conveniently may be.

SECTION 2. Special Meetings. Special meetings of the shareholders, for any purpose or purposes, unless otherwise prescribed by statute, may be called by the President or by the Board of Directors, and shall be called by the President at the request of the holders of not less than fifty one percent (51%) of all the outstanding shares of the Corporation entitled to vote at the meeting.

SECTION 3. Place of Meeting. The Board of Directors may designate any place, either within or without the State of Texas, unless otherwise prescribed by statute, as the place of meeting for any annual meeting or for any special meeting. A waiver of notice signed by all shareholders entitled to vote at a meeting may designate any place, either within or without the State of Texas, unless otherwise prescribed by statute, as the place for the holding of such meeting. If no designation is made, the place of meeting shall be the principal office of the Corporation.

SECTION 4. Notice of Meeting. Written notice stating the place, day and hour of the meeting and, in case of a special meeting, the purpose or purposes for which the meeting is called, shall unless otherwise prescribed by statute, be delivered not less than (twenty) 20 nor more than (thirty) 30 days before the date of the meeting, to each shareholder of record entitled to vote at such meeting. If mailed, such notice shall be deemed to be delivered when deposited in the United States Mail, addressed to the shareholder at his address as it appears on the stock transfer books of the Corporation, with postage thereon prepaid.

SECTION 5. Closing of Transfer Books or Fixing of Record. For the purpose of determining shareholders entitled to notice of or to vote at any meeting of shareholders or any adjournment thereof, or shareholders entitled to receive payment of any dividend, or in order to make a determination of shareholders for any other proper purpose, the Board of Directors of the Corporation may provide that the stock transfer books shall be closed for a stated period, but not to exceed in any case fifty (50) days. If the stock transfer books shall be closed for the purpose of determining shareholders entitled to notice of or to vote at a meeting of shareholders, such books shall be closed for at least (ten) 10 days immediately preceding such meeting. In lieu of closing the stock transfer books, the Board of Directors may fix in advance a date as the record date for any such determination of shareholders, such date in any case to be not more than (ten) 10 days and, in case of a meeting of shareholders, not less than (twenty) 20 days, prior to the date on which the particular action requiring such determination of shareholders is to be taken. If the stock transfer books are not closed and no record date is fixed for the determination of shareholders entitled to notice of or to vote at a meeting of shareholders, or shareholders entitled to receive payment of a dividend, the date on which notice of the meeting is mailed or the date on which the resolution of the Board of Directors declaring such dividend is adopted, as the case may be, shall be the record date for such determination of shareholders. When a determination of shareholders entitled to vote at any meeting of shareholders has been made as provided in this section, such determination shall apply to any adjournment thereof.

SECTION 6. Voting Lists. The officer or agent having charge of the stock transfer books for shares of the corporation shall make a complete list of the shareholders entitled to vote at each meeting of shareholders or any adjournment thereof, arranged in alphabetical order, with the address of and the number of shares held by each. Such list shall be produced and kept open at the time and place of the meeting and shall be subject to the inspection of any shareholder during the whole time of the meeting for the purposes thereof.

SECTION 7. Quorum. A majority of the outstanding shares of the Corporation entitled to vote, represented in person or by proxy, shall constitute a quorum at a meeting of shareholders. If less than a majority of the outstanding shares are represented at a meeting, a majority of the shares so represented may adjourn the meeting from time to time without further notice. At such adjourned meeting at which a quorum shall be present or represented, any business may be transacted which might have been transacted at the meeting as originally noticed. The shareholders present at a duly organized meeting may continue to transact business until adjournment, notwithstanding the withdrawal of enough shareholders to leave less than a quorum.

SECTION 8. Proxies. At all meetings of shareholders, a shareholder may vote in person or by proxy executed in writing by the shareholder or by his or her duly authorized attorney-in-fact. Such proxy shall be filed with the secretary of the Corporation before or at the time of the meeting. A meeting of the Board of Directors may be had by means of a telephone conference or similar communications equipment by which all persons participating in the meeting can hear each other, and participation in a meeting under such circumstances shall constitute presence at the meeting.

SECTION 9. Voting of Shares. Each outstanding share entitled to vote shall be entitled to one vote upon each matter submitted to a vote at a meeting of shareholders.

SECTION 10. Voting of Shares by Certain Holders. Shares standing in the name of another corporation may be voted by such officer, agent or proxy as the Bylaws of such corporation may prescribe or, in the absence of such provision, as the Board of Directors of such corporation may determine. Shares held by an administrator, executor, guardian or conservator may be voted by him either in person or by proxy, without a transfer of such shares into his name. Shares standing in the name of a trustee may be voted by him, either in person or by proxy, but no trustee shall be entitled to vote shares held by him without a transfer of such shares into his name.

Shares standing in the name of a receiver may be voted by such receiver, and shares held by or under the control of a receiver may be voted by such receiver without the transfer thereof into his name, if authority to do so be contained in an appropriate order of the court by which such receiver was appointed.

A shareholder whose shares are pledged shall be entitled to vote such shares until the shares have been transferred into the name of the pledgee, and thereafter the pledgee shall be entitled to vote the shares so transferred. Shares of its own stock belonging to the Corporation shall not be voted directly or indirectly, at any meeting, and shall not be counted in determining the total number of outstanding shares at any given time.

SECTION 11. Informal Action by Shareholders. Unless otherwise provided by law, any action required to be taken at a meeting of the shareholders, or any other action which may be taken at a meeting of the shareholders, may be taken without a meeting if a consent in writing, setting forth the action so taken, shall be signed by all of the shareholders entitled to vote with respect to the subject matter thereof.

ARTICLE III
BOARD OF DIRECTORS

SECTION 1. General Powers. The business and affairs of the Corporation shall be managed by its Board of Directors.

SECTION 2. Number, Tenure and Qualifications. The number of directors of the Corporation shall be fixed by the Board of Directors, but in no event shall be less than three (3). Each director shall hold office until the next annual meeting of shareholders and until his successor shall have been elected and qualified.

SECTION 3. Regular Meetings. A regular meeting of the Board of Directors shall be held without other notice than this Bylaw immediately after, and at the same place as, the annual meeting of shareholders. The Board of Directors may provide, by resolution, the time and place for the holding of additional regular meetings without notice other than such resolution.

SECTION 4. Special Meetings. Special meetings of the Board of Directors may be called by or at the request of the President or any two directors. The person or persons authorized to call special meetings of the Board of Directors may fix the place for holding any special meeting of the Board of Directors called by them.

SECTION 5. Notice. Notice of any special meeting shall be given at least one (1) day previous thereto by written notice delivered personally or mailed to each director at his business address, or by telegram. If mailed, such notice shall be deemed to be delivered when deposited in the United States Mail so addressed, with postage thereon prepaid. If notice be given by telegram, such notice shall be deemed to be delivered when the telegram is delivered to the telegraph company. Any directors may waive notice of any meeting. The attendance of a director at a meeting shall constitute a waiver of notice of such meeting, except where a director attends a meeting for the express purpose of objecting to the transaction of any business because the meeting is not lawfully called or convened.

SECTION 6. Quorum. A majority of the number of directors fixed by Section 2 of this Article III shall constitute a quorum for the transaction of business at any meeting of the Board of Directors, but if less than such majority is present at a meeting, a majority of the directors present may adjourn the meeting from time to time without further notice.

SECTION 7. Manner of Acting. The act of the majority of the directors present at a meeting at which a quorum is present shall be the act of the Board of Directors.

SECTION 8. Action Without a Meeting. Any action that may be taken by the Board of Directors at a meeting may be taken without a meeting if a consent in writing, setting forth the action so to be taken, shall be signed before such action by all of the directors.

SECTION 9. Vacancies. Any vacancy occurring in the Board of Directors may be filled by the affirmative vote of a majority of the remaining directors though less than a quorum of the Board of Directors, unless otherwise provided by law. A director elected to fill a vacancy shall be elected for the unexpired term of his predecessor in office. Any directorship to be filled by reason of an increase in the number of directors may be filled by election by the Board of Directors for a term of office continuing only until the next election of directors by the shareholders.

SECTION 10. Compensation. By resolution of the Board of Directors, each director may be paid his expenses, if any, of attendance at each meeting of the Board of Directors, and may be paid a stated salary as a director or a fixed sum for attendance at each meeting of the Board of Directors or both. No such payment shall preclude any director from serving the Corporation in any other capacity and receiving compensation therefore.

SECTION 11. Presumption of Assent. A director of the Corporation who is present at a meeting of the Board of Directors at which action on any corporate matter is taken shall be presumed to have assented to the action taken unless his dissent shall be entered in the minutes of the meeting or unless he shall file his written dissent to such action with the person acting as the Secretary of the meeting before the adjournment thereof, or shall forward such dissent by registered mail to the Secretary of the Corporation immediately after the adjournment of the meeting. Such right to dissent shall not apply to a director who voted in favor of such action.

ARTICLE IV
OFFICERS

SECTION 1. Number. The officers of the Corporation shall be a President, one or more Vice Presidents, a Secretary and a Treasurer, each of whom shall be elected by the Board of Directors. Such other officers and assistant officers as may be deemed necessary may be elected or appointed by the Board of Directors, including a Chairman of the Board. In its discretion, the Board of Directors may leave unfilled for any such period as it may determine any office except those of President and Secretary. Any two or more offices may be held by the same person, except for the offices of President and Secretary which may not be held by the same person. Officers may be directors or shareholders of the Corporation.

SECTION 2. Election and Term of Office. The officers of the Corporation to be elected by the Board of Directors shall be elected annually by the Board of Directors at the first meeting of the Board of Directors held after each annual meeting of the shareholders. If the election of officers shall not be held at such meeting, such election shall be held as soon thereafter as conveniently may be. Each officer shall hold office until his successor shall have been duly elected and shall have qualified, or until his death, or until he shall resign or shall have been removed in the manner hereinafter provided.

SECTION 3. Removal. Any officer or agent may be removed by the Board of Directors whenever, in its judgment, the best interests of the Corporation will be served thereby, but such removal shall be without prejudice to the contract rights, if any, of the person so removed. Election of appointment of an officer or agent shall not of itself create contract rights, and such appointment shall be terminable at will.

SECTION 4. Vacancies. A vacancy in any office because of death, resignation, removal, disqualification or otherwise, may be filled by the Board of Directors for the unexpired portion of the term.

SECTION 5. President. The President shall be the principal executive officer of the Corporation and, subject to the control of the Board of Directors, shall in general supervise and control all of the business and affairs of the Corporation. He shall, when present, preside at all meetings of the shareholders and of the Board of Directors, unless there is a Chairman of the Board, in which case the Chairman shall preside. He may sign, with the Secretary or any other proper officer of the Corporation thereunto authorized by the Board of Directors, certificates for shares of the Corporation, any deeds, mortgages, bonds, contracts, or other instruments which the Board of Directors has authorized to be executed, except in cases where the signing and execution thereof shall be expressly delegated by the Board of Directors or by these Bylaws to some other officer or agent of the Corporation, or shall be required by law to be otherwise signed or executed; and in general shall perform all duties incident to the office of President and such other duties as may be prescribed by the Board of Directors from time to time.

SECTION 6. Vice President. In the absence of the president or in event of his death, inability or refusal to act, the Vice President shall perform the duties of the President, and when so acting, shall have all the powers of and be subject to all the restrictions upon the President. The Vice President shall perform such other duties as from time to time may be assigned to him by the President or by the Board of Directors. If there is more than one Vice President, each Vice President shall succeed to the duties of the President in order of rank as determined by the Board of Directors. If no such rank has been determined, then each Vice President shall succeed to the duties of the President in order of date of election, the earliest date having the first rank.

SECTION 7. Secretary. The Secretary shall: (a) keep the minutes of the proceedings of the shareholders and of the Board of Directors in one or more minute books provided for that purpose; (b) see that all notices are duly given in accordance with the provisions of these Bylaws or as required by law; (c) be custodian of the corporate records and of the seal of the Corporation and see that the seal of the Corporation is affixed to all documents, the execution of which on behalf of the Corporation under its seal is duly authorized; (d) keep a register of the post office address of each shareholder which shall be furnished to the Secretary by such shareholder; (e) sign with the President certificates for shares of the Corporation, the issuance of which shall have been authorized by resolution of the Board of Directors; (f) have general charge of the stock transfer books of the Corporation; and (g) in general perform all duties incident to the office of the Secretary and such other duties as from time to time may be assigned to him by the President or by the Board of Directors.

SECTION 8. Treasurer. The Treasurer shall: (a) have charge and custody of and be responsible for all funds and securities of the Corporation; (b) receive and give receipts for moneys due and payable to the Corporation from any source whatsoever, and deposit all such moneys in the name of the Corporation in such banks, trust companies or other depositories as shall be selected in accordance with the provisions of Article VI of these Bylaws; and (c) in general perform all of the duties incident to the office of Treasurer and such other duties as from time to time may be assigned to him by the President or by the Board of Directors. If required by the Board of Directors, the Treasurer shall give a bond for the faithful discharge of his duties in such sum and with such sureties as the Board of Directors shall determine.

SECTION 9. Salaries. The salaries of the officers shall be fixed from time to time by the Board of Directors, and no officer shall be prevented from receiving such salary by reason of the fact that he is also a director of the Corporation.

ARTICLE V
INDEMNITY

The Corporation shall indemnify its directors, officers and employees as follows:

(a) Every director, officer, or employee of the Corporation shall be indemnified by the Corporation against all expenses and liabilities, including counsel fees, reasonably incurred by or imposed upon him in connection with any proceeding to which he may become involved, by reason of his being or having been a director, officer, employee or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of the corporation, partnership, joint venture, trust or enterprise, or any settlement thereof, whether or not he is a director, officer, employee or agent at the time such expenses are incurred, except in such cases wherein the director, officer, or employee is adjudged guilty of willful misfeasance or malfeasance in the performance of his duties; provided that in the event of a settlement the indemnification herein shall apply only when the Board of Directors approves such settlement and reimbursement as being for the best interests of the Corporation.

(b) The Corporation shall provide to any person who is or was a director, officer, employee, or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of the corporation, partnership, joint venture, trust or enterprise, the indemnity against expenses of suit, litigation or other proceedings which is specifically permissible under applicable law.

(c) The Board of Directors may, in its discretion, direct the purchase of liability insurance by way of implementing the provisions of this Article V.

ARTICLE VI
CONTRACTS, LOANS, CHECKS AND DEPOSITS

SECTION 1. Contracts. The Board of Directors may authorize any officer or officers, agent or agents, to enter into any contract or execute and deliver any instrument in the name of and on behalf of the Corporation, and such authority may be general or confined to specific instances.

SECTION 2. Loans. No loans shall be contracted on behalf of the Corporation and no evidences of indebtedness shall be issued in its name unless authorized by a resolution of the Board of Directors. Such authority may be general or confined to specific instances.

SECTION 3. Checks, Drafts, etc. All checks, drafts or other orders for the payment of money, notes or other evidences of indebtedness issued in the name of the Corporation, shall be signed by such officer or officers, agent or agents of the Corporation and in such manner as shall from time to time be determined by resolution

ARTICLE X
CORPORATE SEAL

The Board of Directors shall provide a corporate seal, which shall be circular in form and shall have inscribed thereon the name of the Corporation and the state of incorporation and the words, "Corporate Seal."

ARTICLE XI
WAIVER OF NOTICE

Unless otherwise provided by law, whenever any notice is required to be given to any shareholder or director of the Corporation under the provisions of these Bylaws or under the provisions of the Articles of Incorporation or under the provisions of the applicable Business Corporation Act, a waiver thereof in writing, signed by the person or persons entitled to such notice, whether before or after the time stated therein, shall be deemed equivalent to the giving of such notice.

ARTICLE XII
AMENDMENTS

These Bylaws may be altered, amended or repealed and new Bylaws may be adopted by the Board of Directors at any regular or special meeting of the Board of Directors.

The above Bylaws are certified to have been adopted by the Board of Directors of the Corporation on the 1st day of September 2003.

Norman George - Secretary

Exhibit 4.1

SUBSCRIPTION AGREEMENT

SUBSCRIPTION AGREEMENT (the "**Subscription Agreement**") made as of this ___ day of ___________, 2014, by and between SW Innovative Holdings, Inc., a Texas corporation (the "**Issuer**"), with offices at 6666 Harwin, Suite 664, Houston, TX 77036, and the undersigned (the "**Subscriber**").

WHEREAS, pursuant to an Offering Circular dated October __, 2014 (the "**Offering Circular**"), the Issuer is offering in a Regulation A offering (the "**Offering**") to accredited investors up to 10,000,000,000 shares ("**Shares**") of the Issuer's common stock, par value $0.00001 per share, ("**Common Stock**") at a purchase price of $0.01 for 100 Shares for a maximum aggregate purchase price of $1,000,000 (the "**Maximum Offering**").

WHEREAS, the Subscriber desires to subscribe for the number of Shares set forth on the signature page hereof, on the terms and conditions hereinafter set forth.

NOW, THEREFORE, for and in consideration of the premises and the mutual covenants hereinafter set forth, the parties hereto do hereby agree as follows:

I. SUBSCRIPTION FOR AND REPRESENTATIONS AND COVENANTS OF SUBSCRIBER

1.1 Subject to the terms and conditions hereinafter set forth, the Subscriber hereby subscribes for and agrees to purchase from the Issuer the number of Shares set forth on the signature page hereof, at a price equal to $0.01 for 100 Shares, and the Issuer agrees to sell such Shares to the Subscriber for said purchase price, subject to the Issuer's right to sell to the Subscriber such lesser number of (or no) Shares as the Issuer may, in its sole discretion, deem necessary or desirable. The purchase price is payable by wire or by check payable to the Issuer.

1.2 The Subscriber has full power and authority to enter into and deliver this Subscription Agreement and to perform its/his/her obligations hereunder, and the execution, delivery and performance of this Subscription Agreement has been duly authorized, if applicable, and this Subscription Agreement constitutes a valid and legally binding obligation of the Subscriber.

1.3 The Subscriber acknowledges receipt of, and represents and warrants that the Subscriber and his, her or its attorney, accountant, purchaser representative and/or tax advisor, if any (collectively, "**Advisors**") prior to the execution of this Subscription Agreement has carefully reviewed and understands, the Offering Circular, all supplements to the Offering Circular, and all other documents furnished in connection with this transaction by the Issuer (collectively, the "**Offering Documents**").

1.4 The Subscriber recognizes that the purchase of the Shares involves a high degree of risk in that (i) an investment in the Issuer is highly speculative and only investors who can afford the loss of their entire investment should consider investing in the Issuer and the Shares;

(ii) the Shares are being sold pursuant to an exemption under Regulation A issued by the Securities and Exchange Commission (**"SEC"**) under the Securities Act of 1933, as amended (the "**Act**"), but they are not registered under the Act or any state securities law; (iii) there is only a limited trading market for the Shares, and there is no assurance that a more active one will ever develop, and thus, the Subscriber may not be able to liquidate his, her or its investment; and (iv) an investor could suffer the loss of his, her or its entire investment. The Subscriber has carefully read and considered the matters set forth in the Offering Circular and in particular the matters under the caption "Risk Factors" therein, and, in particular, acknowledges that the Issuer has a limited operating history.

1.5 The Subscriber is an "accredited investor," as such term is defined in Rule 501 of Regulation D promulgated under the Act, and the Subscriber is able to bear the economic risk of an investment in the Shares.

1.6 The Subscriber is not relying on the Issuer or its affiliates or agents with respect to economic considerations involved in this investment. The Subscriber has relied on the advice of, or has consulted with, only his, her or its Advisors, if any. Each Advisor, if any, is capable of evaluating the merits and risks of an investment in the Shares as such are described in the Offering Circular, and each Advisor, if any, has disclosed to the Subscriber in writing (a copy of which is annexed to this Subscription Agreement) the specific details of any and all past, present or future relationships, actual or contemplated, between the Advisor and the Issuer.

1.7 The Subscriber has prior investment experience (including investment in non-listed and non-registered securities), has (together with his, her or its Advisors, if any) such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of the prospective investment in the Shares and has read and evaluated, or has employed the services of an investment advisor, attorney or accountant to read and evaluate, all of the documents furnished or made available by the Issuer to the Subscriber, including the Offering Circular, as well as the merits and risks of such an investment by the Subscriber. The Subscriber's overall commitment to investments, which are not readily marketable, is not disproportionate to the Subscriber's net worth, and the Subscriber's investment in the Shares will not cause such overall commitment to become excessive. The Subscriber, if an individual, has adequate means of providing for his or her current needs and personal and family contingencies and has no need for liquidity in his or her investment in the Shares. The Subscriber is financially able to bear the economic risk of this investment, including the ability to afford holding the Shares for an indefinite period or a complete loss of this investment. If other than an individual, the Subscriber also represents it has not been organized solely for the purpose of acquiring the Shares.

1.8 The Subscriber acknowledges that any estimates or forward-looking statements or projections included in the Offering Circular were prepared by the management of the Issuer in good faith, but that the attainment of any such projections, estimates or forward-looking statements cannot be guaranteed by the Issuer, its management or its affiliates and should not be relied upon.

1.9 The Subscriber acknowledges that the purchase of the Shares may involve tax consequences to the Subscriber and that the contents of the Offering Documents do not contain tax advice. The Subscriber acknowledges that the Subscriber must retain his, her or its own professional Advisors to evaluate the tax and other consequences to the Subscriber of an investment in the Shares. The Subscriber acknowledges that it is the responsibility of the Subscriber to determine the appropriateness and the merits of a corporate entity to own the Subscriber's Shares and the corporate structure of such entity.

1.10 The Subscriber acknowledges that the Offering Circular and this Offering have not been reviewed by the SEC or any state securities commission, and that no federal or state agency has made any finding or determination regarding the fairness or merits of the Offering or confirmed the accuracy or determined the adequacy of the Offering Circular. Any representation to the contrary is a crime.

1.11 The Subscriber represents, warrants and agrees that the Shares are being purchased for his, her or its own beneficial account and not with a view toward distribution or resale to others. The Subscriber understands that the Issuer is under no obligation to register the Shares on his, her or its behalf or to assist them in complying with any exemption from registration under applicable state securities laws.

1.12 The Subscriber understands that the Shares have not been registered under the Act by reason of a claimed exemption under the provisions of the Act which depends, in part, upon his, her or its investment intention. The Subscriber realizes that, in the view of the SEC, a purchase with an intent to resell would represent a purchase with an intent inconsistent with his, her or its representation to the Issuer, and the SEC might regard such a sale or disposition as a deferred sale, for which such exemption is not available. The Subscriber does not have any such intentions.

1.13 The Subscriber agrees to indemnify and hold the Issuer, its directors, officers and controlling persons and their respective heirs, representatives, successors and assigns harmless against all liabilities, costs and expenses incurred by them as a result of any misrepresentation made by the Subscriber herein or as a result of any sale or distribution by the Subscriber in violation of the Act (including, without limitation, the rules promulgated thereunder), any state securities laws, or the Issuer's Restated Certificate of Incorporation and/or Bylaws, as amended from time to time.

1.14 The Subscriber understands that the Issuer will review and rely on this Subscription Agreement without making any independent investigation; and it is agreed that the Issuer reserves the unrestricted right to reject or limit any subscription and to withdraw the Offering at any time.

1.15 The Subscriber hereby represents that the address of the Subscriber furnished at the end of this Subscription Agreement is the Subscriber's principal residence, if the Subscriber is an individual, or its principal business address, if it is a corporation or other entity.

1.16 The Subscriber acknowledges that if the Subscriber is a Registered Representative of a Financial Industry Regulatory Authority ("**FINRA**") member firm, the Subscriber must give such firm the notice required by FINRA's Conduct Rules, receipt of which must be acknowledged by such firm on the signature page hereof.

1.17 The Subscriber hereby acknowledges that neither the Issuer nor any persons associated with the Issuer who may provide assistance or advice in connection with the Offering are or are expected to be members or associated persons of members of FINRA or registered broker-dealers under any federal or state securities laws.

1.18 The Subscriber hereby represents that, except as expressly set forth in the Offering Documents, no representations or warranties have been made to the Subscriber by the Issuer or by any agent, sub-agent, officer, employee or affiliate of the Issuer and, in entering into this transaction, the Subscriber is not relying on any information other than that contained in the Offering Documents and the results of independent investigation by the Subscriber.

1.19 No oral or written representations have been made, or oral or written information furnished, to the Subscriber or his, her or its Advisors, if any, in connection with the offering of the Shares which are in any way inconsistent with the information contained in the Offering Documents.

1.20 All information provided by the Subscriber in the Investor Questionnaire attached to this Subscription Agreement is true and accurate in all respects, and the Subscriber acknowledges that the Issuer will be relying on such information to its possible detriment in deciding whether the Issuer can sell these securities to the Subscriber without giving rise to the loss of the exemption from registration under applicable securities laws.

1.21 The Subscriber is unaware of, is in no way relying on, and did not become aware of the offering of the Shares through or as a result of, any form of general solicitation or general advertising including, without limitation, any article, notice, advertisement or other communication published in any newspaper, magazine or similar media or broadcast over television or radio, or electronic mail over the Internet, in connection with the offering and sale of the Shares and is not subscribing for Shares and did not become aware of the offering of the Shares through or as a result of any seminar or meeting to which the Subscriber was invited by, or any solicitation of a subscription by, a person not previously known to the Subscriber in connection with investments in securities generally.

1.22 The Subscriber has taken no action which would give rise to any claim by any person for brokerage commissions, finders, fees or the like relating to this Subscription Agreement or the transactions contemplated hereby.

1.23 The Subscriber is not relying on the Issuer, or any of its employees, agents or sub-agents with respect to the legal, tax, economic and related considerations of an investment in the Shares, and the Subscriber has relied on the advice of, or has consulted with, only his, her or its own Advisors, if any.

1.24 (For ERISA plans only) The fiduciary of the ERISA plan (the "**Plan**") represents that such fiduciary has been informed of and understands the Issuer's business objectives, policies and strategies, and that the decision to invest "plan assets" (as such term is defined in ERISA) in the Issuer is consistent with the provisions of ERISA that require diversification of plan assets and impose other fiduciary responsibilities. The subscriber or Plan fiduciary (a) is responsible for the decision to invest in the Issuer; (b) is independent of the Issuer and any of its affiliates; (c) is qualified to make such investment decision; and (d) in making such decision, the subscriber or Plan fiduciary has not relied primarily on any advice or recommendation of the Issuer or any of its affiliates or its agents.

1.25 The foregoing representations, warranties and agreements shall survive the Closing.

II. REPRESENTATIONS BY THE ISSUER

The Issuer represents and warrants to the Subscriber that as of the date of the closing of this Offering (the "**Closing Date**"):

2.1 The Issuer is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware, authorized to do business in the States of Delaware and California and has the corporate power to conduct the business which it conducts and proposes to conduct.

2.2 The execution, delivery and performance of this Subscription Agreement by the Issuer have been duly authorized by the Issuer and all other corporate action required to authorize and consummate the offer and sale of the Shares has been duly taken and approved. This Subscription Agreement is valid, binding and enforceable against the Issuer in accordance with its terms; except as enforcement may be limited by bankruptcy, insolvency, moratorium or similar laws or by legal or equitable principles relating to or limiting creditors' rights generally, the availability of equity remedies, or public policy as to the enforcement of certain provisions, such as indemnification provisions.

2.3 The Shares have been duly and validly authorized and issued.

2.4 The Issuer knows of no pending or threatened legal or governmental proceedings to which the Issuer is a party which would materially adversely affect the business, financial condition or operations of the Issuer.

III. TERMS OF SUBSCRIPTION

3.1 Subject to Section 3.2 hereof, the subscription period will begin as of the date of the Offering Circular and will terminate at 11:59 PM Eastern Time, on the earlier of the date on which the Maximum Offering is sold or one (1) year from the commencement date or the date the Offering is terminated by the Issuer (the "**Termination Date**").

3.2 The Subscriber has effected a wire transfer in the full amount of the purchase price for the Shares to the Issuer or has delivered a check in payment of the purchase price for the Shares.

3.3 The Subscriber hereby authorizes and directs the Issuer to deliver or cause the delivery of any certificates or other written instruments representing the Shares to be issued to such Subscriber pursuant to this Subscription Agreement to the address indicated on the signature page hereof.

3.4 If the Subscriber is not a United States person, such Subscriber shall immediately notify the Issuer, and the Subscriber hereby represents that the Subscriber is satisfied as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Shares or any use of this Subscription Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Shares, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale or transfer of the Shares. Such Subscriber's subscription and payment for, and continued beneficial ownership of, the Shares will not violate any applicable securities or other laws of the Subscriber's jurisdiction.

IV. NOTICE TO SUBSCRIBERS

4.1 THE SHARES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND SUCH LAWS. THE SHARES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON OR ENDORSED THE MERITS OF THIS OFFERING OR THE ACCURACY OR ADEQUACY OF THE MEMORANDUM. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

4.2 FOR FLORIDA RESIDENTS ONLY: THE SHARES REFERRED TO HEREIN WILL BE SOLD TO, AND ACQUIRED BY, THE HOLDER IN A TRANSACTION EXEMPT UNDER § 517.061 OF THE FLORIDA SECURITIES ACT. THE SHARES HAVE NOT BEEN REGISTERED UNDER SAID ACT IN THE STATE OF FLORIDA. IN ADDITION, ALL FLORIDA RESIDENTS SHALL HAVE THE PRIVILEGE OF VOIDING THE PURCHASE WITHIN THREE (3) DAYS AFTER THE FIRST TENDER OF CONSIDERATION IS MADE BY SUCH PURCHASER TO THE ISSUER, AN AGENT OF THE ISSUER, OR AN ESCROW AGENT OR WITHIN THREE DAYS AFTER THE AVAILABILITY OF THAT PRIVILEGE IS COMMUNICATED TO SUCH PURCHASER, WHICHEVER OCCURS LATER.

V. MISCELLANEOUS

5.1 Any notice or other communication given hereunder shall be deemed sufficient if in writing and sent by reputable overnight courier, facsimile (with receipt of confirmation) or registered or certified mail, return receipt requested, addressed to the Issuer, at the address set forth in the first paragraph hereof, Attention: Chief Executive Officer, and to the Subscriber at the address or facsimile number indicated on the signature page hereof. Notices shall be deemed to have been given on the date when mailed or sent by facsimile transmission or overnight courier, except notices of change of address, which shall be deemed to have been given when received.

5.2 This Subscription Agreement shall not be changed, modified or amended except by a writing signed by the parties against whom such modification or amendment is to be charged, and this Subscription Agreement may not be discharged except by performance in accordance with its terms or by a writing signed by the party to be charged.

5.3 This Subscription Agreement shall be binding upon and inure to the benefit of the parties hereto and to their respective heirs, legal representatives, successors and assigns. This Subscription Agreement sets forth the entire agreement and understanding between the parties as to the subject matter hereof and merges and supersedes all prior discussions, agreements and understandings of any and every nature among them.

5.4 Notwithstanding the place where this Subscription Agreement may be executed by any of the parties hereto, the parties expressly agree that all the terms and provisions hereof shall be construed in accordance with and governed by the laws of the State of Texas. The parties hereby agree that any dispute which may arise between them arising out of or in connection with this Subscription Agreement shall be adjudicated only before a Federal court located in the city of Houston, Texas, and they hereby submit to the exclusive jurisdiction of the federal courts located in Harris County, State of Texas with respect to any action or legal proceeding commenced by any party, and irrevocably waive any objection they now or hereafter may have respecting the venue of any such action or proceeding brought in such a court or respecting the fact that such court is an inconvenient forum, relating to or arising out of this Subscription Agreement or any acts or omissions relating to the sale of the securities hereunder, and consent to the service of process in any such action or legal proceeding by means of registered or certified mail, return receipt requested, in care of the address set forth below or such other address as the Subscriber shall furnish in writing to the other. The parties further agree that in the event of any dispute, action, suit or other proceeding arising out of or in connection with this Subscription Agreement, the Offering Circular or other matters related to this subscription brought by a Subscriber (or transferee), the Issuer (and each other defendant) shall recover all of such party's attorneys' fees and costs incurred in each and every action, suit or other proceeding, including any and all appeals or petitions therefrom. As used herein, attorney's fees shall be deemed to mean the full and actual costs of any investigation and of legal services actually performed in connection with the matters involved, calculated on the basis of the usual fee charged by the attorneys performing such services.

5.5 This Subscription Agreement may be executed in counterparts. Upon the execution and delivery of this Subscription Agreement by the Subscriber, this Subscription Agreement shall become a binding obligation of the Subscriber with respect to the purchase of Shares as herein provided; subject, however, to the right hereby reserved by the Issuer to (i) enter into the same agreements with other subscribers, (ii) add and/or delete other persons as subscribers and (iii) reduce the amount of or reject any subscription.

5.6 The holding of any provision of this Subscription Agreement to be invalid or unenforceable by a court of competent jurisdiction shall not affect any other provision of this Subscription Agreement, which shall remain in full force and effect.

5.7 It is agreed that a waiver by either party of a breach of any provision of this Subscription Agreement shall not operate or be construed as a waiver of any subsequent breach by that same party.

5.8 The parties agree to execute and deliver all such further documents, agreements and instruments and take such other and further actions as may be necessary or appropriate to carry out the purposes and intent of this Subscription Agreement.

[Signature Pages Follow]

IN WITNESS WHEREOF, the parties have executed this Subscription Agreement as of the day and year first written above.

______________________	X $0.01 for each 100 Shares	= $__________________.
Number of Shares subscribed for		Aggregate Purchase Price

Manner in which Title is to be held (Please Check <u>One</u>):

1.	___	Individual	7.	___	Trust/Estate/Pension or Profit Sharing Plan Date Opened:____________
2.	___	Joint Tenants with Right of Survivorship	8.	___	As a Custodian for ____________________________ Under the Uniform Gift to Minors Act of the State of ____________________________
3.	___	Community Property	9.	___	Married with Separate Property
4.	___	Tenants in Common	10.	___	Keogh
5.	___	Corporation/Partnership/ Limited Liability Company	11.	___	Tenants by the Entirety
6.	___	IRA	12.	___	Foundation described in Section 501(c)(3) of the Internal Revenue Code of 1986, as amended.

<u>IF MORE THAN ONE SUBSCRIBER, EACH SUBSCRIBER MUST SIGN</u>

<u>INDIVIDUAL SUBSCRIBERS MUST COMPLETE PAGE 10</u>

<u>SUBSCRIBERS WHICH ARE ENTITIES MUST COMPLETE PAGE 11</u>

<u>**EXECUTION BY NATURAL PERSONS**</u>

____
Exact Name in Which Title is to be Held

______________________	______________________
Name (Please Print)	Name of Additional Subscriber
______________________	______________________
Residence: Number and Street	Address of Additional Subscriber
______________________	______________________
City, State and Zip Code	City, State and Zip Code
______________________	______________________
Social Security Number	Social Security Number
______________________	______________________
Telephone Number	Telephone Number
______________________	______________________
Fax Number (if available)	Fax Number (if available)
______________________	______________________
E-Mail (if available)	E-Mail (if available)
______________________	______________________
(Signature)	(Signature of Additional Subscriber)

ACCEPTED this ___ day of ________ 2014, on behalf of SW Innovative Holdings, Inc.

By: ______________________________
Name:
Title:

EXECUTION BY SUBSCRIBER WHICH IS AN ENTITY

(Corporation, Partnership, Trust, Etc.)

____

Name of Entity (Please Print)

Date of Incorporation or Organization:

State of Principal Office:

Federal Taxpayer Identification Number: ______________________________

____

Office Address

____

City, State and Zip Code

____

Telephone Number

____

Fax Number (if available)

____

E-Mail (if available)

[seal]

Attest: ______________________

(If Entity is a Corporation)

By: ______________________

Name:

Title:

***If Subscriber is a Registered Representative with a FINRA member firm, have the following acknowledgement signed by the appropriate party:**

The undersigned FINRA member firm acknowledges receipt of the notice required by Rule 3050 of the FINRA Conduct Rules

____

Name of FINRA Firm

By: ______________________

Name:

Title:

ACCEPTED this ____ day of ________ 2014, on behalf of SW Innovative Holdings, Inc.

By: ______________________

Name:

Title:

INVESTOR QUESTIONNAIRE

Instructions: Check all boxes below which correctly describe you.

☐ You are (i) a bank, as defined in Section 3(a)(2) of the Securities Act of 1933, as amended (the "**Securities Act**"), (ii) a savings and loan association or other institution, as defined in Section 3(a)(5)(A) of the Securities Act, whether acting in an individual or fiduciary capacity, (iii) a broker or dealer registered pursuant to Section 15 of the Securities Exchange Act of 1934, as amended (the "**Exchange Act**"), (iv) an insurance company as defined in Section 2(13) of the Securities Act, (v) an investment company registered under the Investment Company Act of 1940, as amended (the "**Investment Company Act**"), (vi) a business development company as defined in Section 2(a)(48) of the Investment Company Act, (vii) a Small Business Investment Company licensed by the U.S. Small Business Administration under Section 301 (c) or (d) of the Small Business Investment Act of 1958, as amended, (viii) a plan established and maintained by a state, its political subdivisions, or an agency or instrumentality of a state or its political subdivisions, for the benefit of its employees and you have total assets in excess of $5,000,000, or (ix) an employee benefit plan within the meaning of the Employee Retirement Income Security Act of 1974, as amended ("**ERISA**") and (1) the decision that you shall subscribe for and purchase Shares (the "**Shares**") each consisting of 100 shares of the common stock, par value $0.00001 per share (the "Shares") of Strategic Global Investments, Inc. is made by a plan fiduciary, as defined in Section 3(21) of ERISA, which is either a bank, savings and loan association, insurance company, or registered investment adviser, (2) you have total assets in excess of $5,000,000 and the decision that you shall subscribe for and purchase the Shares is made solely by persons or entities that are accredited investors, as defined in Rule 501 of Regulation D promulgated under the Securities Act ("**Regulation D**") or (3) you are a self-directed plan and the decision that you shall subscribe for and purchase the Shares is made solely by persons or entities that are accredited investors.

☐ You are a private business development company as defined in Section 202(a)(22) of the Investment Advisers Act of 1940, as amended.

☐ You are an organization described in Section 501(c)(3) of the Internal Revenue Code of 1986, as amended (the "**Code**"), a corporation, Massachusetts or similar business trust or a partnership, in each case not formed for the specific purpose of making an investment in the Shares and with total assets in excess of $5,000,000.

☐ You are a director or executive officer of SW Innovative Holdings, Inc.

☐ You are a natural person whose individual net worth, or joint net worth with your spouse, exceeds $1,000,000 at the time of your subscription for and purchase of the Shares, excluding your primary residence as an asset and any indebtedness that is secured by your primary residence, up to the estimated fair market value of the primary residence at this time, as a liability (except that if the amount of the indebtedness secured by your primary residence at this time exceeds the amount of such indebtedness outstanding 60 days earlier, other than as a result of the purchase of the primary residence, the amount of the excess must be included as a liability) and any indebtedness that is secured by your primary residence which is more than the estimated fair market value of your primary residence at this time must also be included as a liability.

☐ You are a natural person who had an individual income in excess of $200,000 in each of the two most recent years or joint income with your spouse in excess of $300,000 in each of the two most recent years, and who has a reasonable expectation of reaching the same income level in the current year.

☐ You are a trust, with total assets in excess of $5,000,000, not formed for the specific purpose of acquiring the Shares, whose subscription for and purchase of the Shares is directed by a sophisticated person as described in Rule 506(b)(2)(ii) of Regulation D.

☐ You are an entity in which all of the equity owners are persons or entities described in one of the preceding paragraphs.

Check all boxes below which correctly describe you.

With respect to this investment in Shares of the Issuer, your:

Investment Objectives: ☒ Aggressive Growth ☒ Speculation

Risk Tolerance: ☐ Low Risk ☐ Moderate Risk ☒ High Risk

Are you associated with a FINRA Member Firm? ☐ Yes ☐ No

Your initials (purchaser and co-purchaser, if applicable) are required for each item below:

____ ____ I/We understand that this investment is not guaranteed.

____ ____ I/We are aware that this investment is not liquid.

____ ____ I/We are sophisticated in financial and business affairs and are able to evaluate the risks and merits of an investment in this offering.

____ ____ I/We confirm that this investment is considered "high risk." (This type of investment is considered high risk due to the inherent risks including lack of liquidity and lack of diversification. Success or failure of private placements such as this is dependent on the issuer of these securities and is outside the control of the investors. While potential loss is limited to the amount invested, such loss is possible.)

The Subscriber hereby represents and warrants that all of its answers to this Investor Questionnaire are true as of the date of its execution of the Subscription Agreement pursuant to which it purchased Shares of the Issuer.

____

Name of Purchaser [please print]

____

Name of Co-Purchaser [please print]

____

Signature of Purchaser (Entities please provide signature of Purchaser's duly authorized signatory.)

____

Signature of Co-Purchaser

____

Name of Signatory (Entities only)

____

Title of Signatory (Entities only)

at&t

General Terms and Conditions/**AT&T-22STATE**
Signature Page 1 of 1
Everybody's Phone
Version: 3Q08 – Resale Agreement 10/09/08

Everybody's Phone Company	Southwestern Bell Telephone Company d/b/a AT&T Texas by AT&T Operations, Inc., its authorized agent
By: [signature]	By: [signature]
Name: Steven H Bethke	Name: Eddie A. Reed, Jr.
Title: President	Title: Director-Interconnection Agreements
Date: 2-16-09	Date: 2.23.09

SIGNATURE PAGE

IN WITNESS WHEREOF, the Parties hereto have caused this Agreement to be executed as of the Effective Date.

EVERYBODY'S PHONE COMPANY

By: [signature]

3-25-10

Printed: Steven H. Bethke

Title: President

GTE SOUTHWEST INCORPORATED, D/B/A VERIZON SOUTHWEST

By: [signature]

Printed: Jennifer Ross

Title: Director - Interconnection

THIS WARRANT AND ANY SHARES OF COMMON STOCK ISSUED UPON EXERCISE HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND HAVE BEEN ACQUIRED FOR INVESTMENT AND NOT WITH A VIEW TO, OR IN CONNECTION WITH, THE SALE OR DISTRIBUTION THEREOF. NO SUCH SALE OR DISPOSITION MAY BE AFFECTED WITHOUT AN EFFECTIVE REGISTRATION STATEMENT RELATED THERETO OR AN OPINION OF COUNSEL THAT SUCH REGISTRATION IS NOT REQUIRED UNDER THE SECURITIES ACT OF 1933, AS AMENDED.

EVERYBODY'S PHONE COMPANY.

WARRANT TO PURCHASE 75,000,000 SHARES
(SUBJECT TO ADJUSTMENT)
OF COMMON STOCK

(Void after June 13, 2019)

This certifies that for value BEAUFORT CAPITAL PARTNERS LLC, or registered assigns ("**Holder**"), is entitled, subject to the terms set forth below, at any time from and after June 13, 2014 (the "**Original Issuance Date**") and before 5:00 p.m., Eastern Time, on June 13, 2019, to purchase from Everybody's Phone Company., a Texas corporation (the "**Company**"), 75,000,000 shares (subject to adjustment as described herein), of common stock (the "**Common Stock**") of the Company, as constituted on the Original Issuance Date, upon surrender hereof, at the principal office of the Company referred to below, with a duly executed subscription form in the form attached hereto as **Exhibit A** and simultaneous payment therefor in lawful money of the United States or otherwise as hereinafter provided, at the exercise price per share equal to $.001 per share, as may be adjusted as provided elsewhere herein (the "**Purchase Price**"). Term "**Common Stock**" shall include, unless the context otherwise requires, the stock and other securities and property at the time receivable upon the exercise of this Warrant. The term "**Warrants**" as used herein shall include this Warrant and any warrants delivered in substitution or exchange therefor as provided herein. This Warrant was issued to the Holders in connection with the sale by the Company to the Holder of the Company's 50% Original Discount Convertible Note dated June 13, 2014 in the aggregate principal amount of $75,000 (the "**Note**").

1. Exercise.

A. This Warrant may be exercised at any time or from time to time from and after the Original Issuance Date and before 5:00 p.m., Eastern Time, on June 13, 2019, on any business day, for the full number of shares of Common Stock called for hereby, by surrendering it at the principal office of the Company, at 6666 Harwin Suite 664 Houston, TX 77036 with the subscription form duly executed, together with payment in an amount equal to (a) the number of shares of Common Stock called for on the face of this Warrant, as adjusted in accordance with the preceding paragraph of this Warrant (without giving effect to any further adjustment herein) multiplied (b) by the Purchase Price. Payment of this amount may be made at Holder's choosing either (1) by payment in cash or by corporate check, payable to the order of the Company, or (2) by the Company not issuing that number of shares of Common Stock subject to this Warrant having a Fair Market Value (as defined below) on the date of exercise equal to such sum. This Warrant may be exercised for less than the full number of shares of Common Stock at the time called for hereby, except that the number of shares receivable upon the exercise of this Warrant as a whole, and the sum payable upon the exercise of this Warrant as a whole, shall be proportionately reduced. Upon a partial exercise of this Warrant in accordance with the terms hereof, this Warrant shall be surrendered, and a new Warrant of the same tenor and for the purchase of the number of such shares not purchased upon such exercise shall be issued by the Company to Holder without any charge therefor. A Warrant shall be deemed to have been exercised immediately prior to the close of business on the date of its surrender for exercise as provided above, and the person entitled to receive the shares of Common Stock issuable upon such exercise shall be treated for all purposes as the holder of such shares of record as of the close of business on such date. Within two business days after such date, the Company shall issue and deliver to the person or persons entitled to receive the same a certificate or certificates for the number of full shares of Common Stock issuable upon such exercise, together with cash, in lieu of any fraction of a share, equal to such fraction of the then Fair Market Value on the date of exercise of one full share of Common Stock. The Company represents, warrants and covenants that it shall at all reserve for issuance that number of shares of Common Stock equal to 100% of the shares of Common Stock issuable upon exercise of this Warrant.

B. **"Fair Market Value"** shall mean, as of any date, (i) if shares of the Common Stock are listed on a national securities exchange, the average of the closing prices as reported for composite transactions during the ten (10) consecutive trading days preceding the trading day immediately prior to such date or, if no sale occurred on a trading day, then the mean between the closing bid and asked prices on such exchange on such trading day; (ii) if shares of the Common Stock are not so listed but are traded on the Nasdaq SmallCap Market www.nasdaq.com ("NSCM"), the average of the closing prices as reported on the NSCM during the ten (10) consecutive trading days preceding the trading day immediately prior to such date or, if no sale occurred on a trading day, then the mean between the highest bid and lowest asked prices as of the close of business on such trading day, as reported on the NSCM; or if applicable, the Nasdaq National Market ("NNM"), or if not then included for quotation on the NNM or NSCM, the average of the highest reported bid and lowest reported asked prices as reported by the OTC Bulletin Board or the National Quotations Bureau, as the case may be, or (iii) if the shares of the Common Stock are not then publicly traded, the fair market price, not less than book value thereof, of the Common Stock as determined in good faith by the Holder.

2. Shares Fully Paid; Payment of Taxes. All shares of Common Stock issued upon the exercise of a Warrant shall be validly issued, fully paid and non-assessable, and the Company shall pay all taxes and other governmental charges (other than income taxes to the holder) that may be imposed in respect of the issue or delivery thereof.

3. Transfer and Exchange. This Warrant and all rights hereunder are transferable, in whole or in part, on the books of the Company maintained for such purpose at its principal office referred to above by Holder in person or by duly authorized attorney, upon surrender of this Warrant together with a completed and executed assignment form in the form attached as **Exhibit B**, payment of any necessary transfer tax or other governmental charge imposed upon such transfer and an opinion of counsel reasonably acceptable the Company stating that such transfer is exempt from the registration requirements of the Securities Act of 1933, as amended. Upon any partial transfer, the Company will issue and deliver to Holder a new Warrant or Warrants with respect to the shares of Common Stock not so transferred. Each taker and holder of this Warrant, by taking or holding the same, consents and agrees that this Warrant when endorsed in blank shall be deemed negotiable and that when this Warrant shall have been so endorsed, the holder hereof may be treated by the Company and all other persons dealing with this Warrant as the absolute owner hereof for any purpose and as the person entitled to exercise the rights represented hereby, or to the transfer hereof on the books of the Company, any notice to the contrary notwithstanding; but until such transfer on such books, the Company may treat the registered Holder hereof as the owner for all purposes.

This Warrant is exchangeable at such office for Warrants for the same aggregate number of shares of Common Stock, each new Warrant to represent the right to purchase such number of shares as the Holder shall designate at the time of such exchange.

4. Anti-Dilution Provisions.

A. Adjustment for Dividends in Other Stock and Property Reclassifications. In case at any time or from time to time the holders of the Common Stock (or any shares of stock or other securities at the time receivable upon the exercise of this Warrant) shall have received, or, on or after the record date fixed for the determination of eligible shareholders, shall have become entitled to receive, without payment therefor,

(1) other or additional stock or other securities or property (other than cash) by way of dividend,

(2) any cash or other property paid or payable out of any source other than retained earnings (determined in accordance with generally accepted accounting principles), or

(3) other or additional stock or other securities or property (including cash) by way of stock-split, spin-off, reclassification, combination of shares or similar corporate rearrangement, (other than (x) additional shares of Common Stock or any other stock or securities into which such Common Stock shall have been changed, (y) any other stock or securities convertible into or exchangeable for such Common Stock or such other stock or securities or (z) any Stock Purchase Rights (as defined below), issued as a stock dividend or stock-split, adjustments in respect of which shall be covered by the terms of **Section 4**, then and in each such case Holder, upon the exercise hereof as provided in **Section 1**, shall be entitled to receive the amount of stock and other securities and property (including cash in the cases referred to in clauses (2) and (3) above) which such Holder would hold on the date of such exercise if on the Original Issuance Date Holder had been the holder of record of the number of

shares of Common Stock called for on the face of this Warrant, as adjusted in accordance with the first paragraph of this Warrant, and had thereafter, during the period from the Original Issuance Date to and including the date of such exercise, retained such shares and/or all other or additional stock and other securities and property (including cash in the cases referred to in clause (2) and (3) above) receivable by it as aforesaid during such period, giving effect to all adjustments called for during such period by **Section 4.A** and **Section 4.B**.

B. Adjustment for Reorganization, Consolidation and Merger. In case of any reorganization of the Company (or any other corporation the stock or other securities of which are at the time receivable on the exercise of this Warrant) after the Original Issuance Date, or in case, after such date, the Company (or any such other corporation) shall consolidate with or merge into another corporation or entity or convey all or substantially all its assets to another corporation or entity, then and in each such case Holder, upon the exercise hereof as provided in **Section 1** at any time after the consummation of such reorganization, consolidation, merger or conveyance, shall be entitled to receive, in lieu of the stock or other securities and property receivable upon the exercise of this Warrant prior to such consummation, the stock or other securities or property to which such Holder would have been entitled upon such consummation if Holder had exercised this Warrant immediately prior thereto, all subject to further adjustment as provided in this **Section 4**; in each such case, the terms of this Warrant shall be applicable to the shares of stock or other securities or property receivable upon the exercise of this Warrant after such consummation.

C. Sale of Shares Below Purchase Price.

(1) If at any time or from time to time on or after the Original Issuance Date, the Company issues or sells, or is deemed by the express provisions of this **Section 4.C** to have issued or sold, Additional Shares of Common Stock (as hereinafter defined), other than as a dividend or other distribution on any class of stock or upon a subdivision or combination of shares of Common Stock, for an Effective Price (as hereinafter defined) less than the then existing Purchase Price, then and in each such case the Purchase Price shall each time be reduced to the Effective Price at the number of shares of Common Stock issuable upon exercise of these Warrants shall be increased proportionally.

(2) For the purpose of making any adjustment required under this **Section 4.C**, the consideration received by the Company for any issue or sale of securities shall (i) to the extent it consists of cash be computed at the amount of cash received by the Company, (ii) to the extent it consists of property other than cash, be computed at the fair value of that property as determined in good faith by the Holder, and (iii) if Additional Shares of Common Stock, Convertible Securities (as hereinafter defined) or rights or options to purchase either Additional Shares of Common Stock or Convertible Securities are issued or sold together with other stock or securities or other assets of the Company for a consideration which covers both, be computed as the portion of the consideration so received that may be reasonably determined in good faith by the Holder to be allocable to such Additional Shares of Common Stock, Convertible Securities or rights or options.

(3) For the purpose of the adjustment required under this **Section 4.C**, if the Company issues or sells any rights or options for the purchase of, or stock or other

securities convertible into or exchangeable for, Additional Shares of Common Stock (such convertible or exchangeable stock or securities being hereinafter referred to as "**Convertible Securities**") and if the Effective Price of such Additional Shares of Common Stock is less than either the Fair Market Value or the Purchase Price then in effect, then in each case the Company shall be deemed to have issued at the time of the issuance of such rights or options or Convertible Securities the maximum number of Additional Shares of Common Stock issuable upon exercise, conversion or exchange thereof and to have received as consideration for the issuance of such shares an amount equal to the total amount of the consideration, if any, received by the Company for the issuance of such rights or options or Convertible Securities, plus, in the case of such rights or options, the minimum amounts of consideration, if any, payable to the Company upon the exercise of such rights or options, plus, in the case of Convertible Securities, the minimum amounts of consideration, if any, payable to the Company (other than by cancellation of liabilities or obligations evidenced by such Convertible Securities) upon the conversion or exchange thereof.

(4) For the purpose of the adjustment required under this **Section 4.C**, if the Company issues or sells, or is deemed by the express provisions of this subsection to have issued or sold, any rights or options for the purchase of Convertible Securities and if the Effective Price of the Additional Shares of Common Stock underlying such Convertible Securities is less than either the Fair Market Value or the Purchase Price then in effect, then in each such case the Company shall be deemed to have issued at the time of the issuance of such rights or options the maximum number of Additional Shares of Common Stock issuable upon conversion or exchange of the total amount of Convertible Securities covered by such rights or options and to have received as consideration for the issuance of such Additional Shares of Common Stock an amount equal to the amount of consideration, if any, received by the Company for the issuance of such rights or options, plus the minimum amounts of consideration, if any, payable to the Company upon the exercise of such rights or options and plus the minimum amount of consideration, if any, payable to the Company (other than by cancellation of liabilities or obligations evidenced by such Convertible Securities) upon the conversion or exchange of such Convertible Securities.

(5) **"Additional Shares of Common Stock"** shall mean all shares of Common Stock issued by the Company on or after the Original Issuance Date, whether or not subsequently reacquired or retired by the Company other than (i) shares of Common Stock issuable upon exercise of this Warrant of the Note and (ii) shares of Common Stock issuable upon exercise of warrants, options or other convertible securities to purchase Common Stock issued and outstanding as of the Original Issuance Date (provided that the exercise price and other terms of such warrants, options or other convertible securities are not modified after the Original Issuance Date to adjust the exercise price). The "**Effective Price**" of Additional Shares of Common Stock shall mean the quotient determined by dividing the total number of Additional Shares of Common Stock issued or sold, or deemed to have been issued or sold by the Company under this **Section 4.C**, into the aggregate consideration received, or deemed to have been received, by the Company for such issue under this **Section 4.C**, for such Additional Shares of Common Stock. "**Other Securities**" with respect to an issue or sale of Additional Shares of Common Stock shall mean Convertible Securities other than the Warrants including this Warrant; "**the number of shares of Common Stock underlying Other Securities**" on a particular date shall mean the number of shares of Common Stock issuable upon the exercise,

conversion or exchange, as the case may be, of such Other Securities at the close of business on such date.

(6) Other than a reduction pursuant to its applicable anti-dilution provisions, any reduction in the conversion price of any Convertible Security, whether outstanding on the Original Issuance Date or thereafter, or the subscription price of any option, warrant or right to purchase Common Stock or any Convertible Security (whether such option, warrant or right is outstanding on the Original Issuance Date or thereafter), to an Effective Price less than the Fair Market Value or the then Purchase Price shall be deemed to be an issuance of such Convertible Security and the issuance of all such options, warrants or subscription rights, and the provisions of **Sections 4.C.** shall apply thereto *mutatis mutandis*.

(7) In case any shares of stock or other securities, other than Common Stock, shall at the time be receivable upon the exercise of this Warrant, and in case any additional shares of such stock or any additional such securities (or any stock or other securities convertible into or exchangeable for any such stock or securities) shall be issued or sold for a consideration per share such as to dilute the purchase rights evidenced by this Warrant, then and in each such case the Purchase Price shall forthwith be adjusted, substantially in the manner provided for above in this **Section 4.C**, so as to protect the Holder of this Warrant against the effect of such dilution.

(8) In case the Company shall take a record of the holders of shares of its stock of any class for the purpose of entitling them (a) to receive a dividend or a distribution payable in Common Stock or in Convertible Securities, or (b) to subscribe for, purchase or otherwise acquire Common Stock or Convertible Securities, then such record date shall be deemed to be the date of the issue or sale of the Additional Shares of Common Stock issued or sold or deemed to have been issued or sold upon the declaration of such dividend or the making of such other distribution, or the date of the granting of such rights of subscription, purchase or other acquisition, as the case may be.

D. Adjustment for Certain Dividends and Distributions. If the Company at any time or from time to time makes, or fixes a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable in additional shares of Common Stock, then and in each such event

(1) the Purchase Price then in effect shall be decreased as of the time of such issuance or, in the event such record date is fixed, as of the close of business on such record date, by multiplying the Purchase Price then in effect by a fraction (A) the numerator of which is the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date, and (B) the denominator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date as the case may be, plus the number of shares of Common Stock issuable in payment of such dividend or distribution; provided, however, that if such record date is fixed and such dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, the Purchase Price shall be recomputed accordingly as of the close of business on such record date,

and thereafter the Purchase Price shall be adjusted pursuant to this **Section 4.D** as of the time of actual payment of such dividends or distributions; and

(2) the number of shares of Common Stock theretofore receivable upon the exercise of this Warrant shall be increased, as of the time of such issuance or, in the event such record date is fixed, as of the close of business on such record date, in inverse proportion to the decrease in the Purchase Price.

E. Stock Split and Reverse Stock Split. If the Company at any time or from time to time effects a reverse stock split or subdivision of the outstanding Common Stock, the Purchase Price then in effect immediately before that stock split or subdivision shall be proportionately decreased and the number of shares of Common Stock theretofore receivable upon the exercise of this Warrant shall be proportionately increased. If the Company at any time or from time to time effects a reverse stock split or combines the outstanding shares of Common Stock into a smaller number of shares, the Purchase Price then in effect immediately before that reverse stock split or combination shall be proportionately increased and the number of shares of Common Stock theretofore receivable upon the exercise of this Warrant shall be proportionately decreased. Each adjustment under this **Section 4.E** shall become effective at the close of business on the date the stock split, subdivision, reverse stock split or combination becomes effective.

F. No Impairment. The Company will not, by amendment of its Amended and Restated Articles of Incorporation or through any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder by the Company but will at all times in good faith assist in the carrying out of all the provisions of this **Section 4** and in the taking of all such action as may be necessary or appropriate in order to protect the rights of the Holders of the Warrants against impairment.

G. Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of the Conversion Price pursuant to this **Section 4**, the Company at its expense shall promptly compute such adjustment or readjustment in accordance with the terms hereof and furnish to each holder of a Warrant a certificate setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based. The Company shall, upon the written request at any time of any holder of a Warrant, furnish or cause to be furnished to such holder a like certificate setting forth (i) such adjustments and readjustments, (ii) Purchase Price at the time in effect, and (iii) the number of shares of Common Stock and the amount, if any, of other property which at the time would be received upon the exercise of the Warrant.

H. Adjustment for Certain Events. If at any time after the Original Issuance Date the share price, of a share of common stock loses the bid (ex: $.01 on the ask with zero market makers on the bid on level 2), loses DTC eligibility, and/or gets "chilled for deposit", then the Purchase Price resets to $.00001 if it is not then below $.01.

5. Notices of Record Date. In case:

A. the Company shall take a record of the holders of its Common Stock (or other stock or securities at the time receivable upon the exercise of the Warrants) for the purpose of entitling them to receive any dividend or other distribution, or any right to subscribe for or purchase any shares of stock of any class or any other securities, or to receive any other right, or

B. of any capital reorganization of the Company, any reclassification of the capital stock of the Company, any consolidation or merger of the Company with or into another corporation, or any conveyance of all or substantially all of the assets of the Company to another corporation, or

C. of any voluntary dissolution, liquidation or winding-up of the Company,

then, and in each such case, the Company will mail or cause to be mailed to each holder of a Warrant at the time outstanding a notice specifying, as the case may be, (a) the date on which a record is to be taken for the purpose of such dividend, distribution or right, and stating the amount and character of such dividend, distribution or right, or (b) the date on which such reorganization, reclassification, consolidation, merger, conveyance, dissolution, liquidation or winding-up is expected to take place, and the time, if any is to be fixed, as of which the holders of record of Common Stock (or such stock or securities at the time receivable upon the exercise of the Warrants) shall be entitled to exchange their shares of Common Stock (or such other stock or securities) for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, conveyance, dissolution, liquidation or winding-up, such notice shall be mailed at least twenty (20) days prior to the date therein specified.

6. Stock Purchase Rights. If at any time or from time to time, the Company grants or issues to the record holders of the Common Stock any options, warrants or subscription rights (collectively, the "**Stock Purchase Rights**") entitling a holder to purchase Common Stock or any security convertible into or exchangeable for Common Stock or to purchase any other stock or securities of the Company, the Holder shall be entitled to acquire, upon the terms applicable to such Stock Purchase Rights, the aggregate Stock Purchase Rights which Holder could have acquired if Holder had been the record holder of the maximum number of shares of Common Stock issuable upon exercise of this Warrant on both (x) the record date for such grant or issuance of such Stock Purchase Rights, and (y) the date of the grant or issuance of such Stock Purchase Rights.

7. Loss or Mutilation. Upon receipt by the Company of evidence satisfactory to it (in the exercise of reasonable discretion) of the ownership of and the loss, theft, destruction or mutilation of any Warrant and (in the case of loss, theft or destruction) of indemnity satisfactory to it (in the exercise of reasonable discretion), and (in the case of mutilation) upon surrender and cancellation thereof, the Company will execute and deliver in lieu thereof a new Warrant of like tenor.

8. Reservation of Common Stock. The Company shall at all times reserve and keep available for issue upon the exercise of Warrants such number of its authorized but unissued shares of Common Stock as will be sufficient to permit the exercise in full of all outstanding Warrants.

9. No Redemption of Warrant. This Warrant may not be redeemed.

10. Notices. All notices and other communications from the Company to the Holder of this Warrant shall be mailed by first class, registered or certified mail, postage prepaid, to the address furnished to the Company in writing by the last holder of this Warrant who shall have furnished an address to the Company in writing.

11. Change: Modifications: Waiver. The terms of this Warrant may only be amended, waived and or modified by written agreement of the Company and the Holder

12. Headings. The headings in this Warrant are for purposes of convenience in reference only, and shall not be deemed to constitute a part hereof.

[Remainder of page intentionally left blank]

13. Law; Etc. This Agreement shall be governed by and construed in accordance with the internal laws of the State of New York without regard to the conflicts of laws principles thereof. The parties hereto hereby irrevocably agree that any suit or proceeding arising directly and/or indirectly pursuant to or under this Agreement, shall be brought solely in a federal or state court located in the City, County and State of New York. By its execution hereof, the parties hereby covenant and irrevocably submit to the in personam jurisdiction of the federal and state courts located in the City, County and State of New York and agree that any process in any such action may be served upon any of them personally, or by certified mail or registered mail upon them or their agent, return receipt requested, with the same full force and effect as if personally served upon them in New York City. The parties hereto waive any claim that any such jurisdiction is not a convenient forum for any such suit or proceeding and any defense or lack of in personam jurisdiction with respect thereto. In the event of any such action or proceeding, the party prevailing therein shall be entitled to payment from the other party hereto of its reasonable counsel fees and disbursements.

Dated: ____________________________

EVERYBODY'S PHONE COMPANY.

By: ____________________________
Name:
Title: President

EXHIBIT A

SUBSCRIPTION FORM

(To be executed only upon exercise of Warrant)

The undersigned registered owner of this Warrant irrevocably exercises this Warrant and purchases _______ of the number of shares of Common Stock of EVERYBODY'S PHONE COMPANY., purchasable with this Warrant, and herewith makes payment therefor, all at the price and on the terms and conditions specified in this Warrant.

Dated: ____________________________

____
(Signature of Registered Owner

____
(Street Address)

____
(City / State / Zip Code)

EXHIBIT B

FORM OF ASSIGNMENT

FOR VALUE RECEIVED the undersigned registered owner of this Warrant hereby sells, assigns and transfers unto the Assignee named below all of the rights of the undersigned under the within Warrant, with respect to the number of shares of Common Stock set forth below:

Name of Assignee	Address	No. of Shares

and does hereby irrevocably constitute and appoint ________________________ Attorney to make such transfer on the books of EVERYBODY'S PHONE COMPANY., maintained for the purpose, with full power of substitution in the premises.

Dated:________________________

____
(Signature)

____
(Witness)

The undersigned Assignee of the Warrant hereby makes to EVERYBODY'S PHONE COMPANY., as of the date hereof, with respect to the Assignee, all of the representations and warranties made by the Holder, and the undersigned Assignee agrees to be bound by all the terms and conditions of the Warrant, dated June 13, 2014 of EVERYBODY'S PHONE COMPANY.

Dated:________________________

____
(Signature)

LOAN AGREEMENT

THIS LOAN AGREEMENT (this "Agreement") dated this 8th day of June, 2012

BETWEEN:

Lana B. Dieringer of 5410 Chevy Chase Drive, Houston, Texas 77056
(the "Lender")

OF THE FIRST PART

AND

Everybody's Phone Company of 6666 Harwin, Suite 664 Houston, Texas 77036
(the "Borrower")

OF THE SECOND PART

IN CONSIDERATION OF the Lender loaning certain monies (the "Loan") to the Borrower, and the Borrower repaying the Loan to the Lender, both parties agree to keep, perform and fulfill the promises and conditions set out in this Agreement:

Loan Amount & Interest

1. The Lender promises to loan Fifty Thousand Dollars (50,000.00) USD, to the Borrower and the Borrower promises to repay this principal amount to the Lender, at such address as maybe provided in writing, with interest payable on the unpaid principal at the rate of 12 percent per annum, calculated yearly not in advance.

Payment

2. This Loan will be repaid in 60 consecutive monthly installments of $1,112.22 each on the first day of each month commencing the month following execution of this Agreement with the balance then owing under this Agreement being paid at the end of its term.

3. **Interest**

The principal owed by the Borrower to the Lender shall earn interest of 12% per annum. All payments made shall be applied first to interest due and the remaining applied to principal

Default

4. Notwithstanding anything to the contrary in this Agreement, if the Borrower defaults in the performance of any obligation under this Agreement, then the Lender may declare the principal amount owing and interest due under this Agreement at that time to be immediately due and payable.

Governing Law

5. This Agreement will be construed in accordance with and governed by the laws of the State of Texas.

Costs

6. All costs, expenses and expenditures including, without limitation, the complete legal costs incurred by enforcing this Agreement as a result of any default by the Borrower, will be added to the principal then outstanding and will immediately be paid by the Borrower.

Binding Effect

7. This Agreement will pass to the benefit of and be binding upon the respective heirs, executors, administrators, successors and permitted assigns of the Borrower and Lender. The Borrower waives presentment for payment, notice of non-payment, protest, and notice of protest.

Amendments

8. This Agreement may only be amended or modified by a written instrument executed by both the Borrower and the Lender.

Severability

9. The clauses and paragraphs contained in this Agreement are intended to be read and construed independently of each other. If any term, covenant, condition or provision of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, it is the parties' intent that such provision be reduced in scope by the court only to the extent deemed necessary by that court to render the provision reasonable and enforceable and the remainder of the provisions of this Agreement will in no way be affected, impaired or invalidated as a result.

General Provisions

10. Headings are inserted for the convenience of the parties only and are not to be considered when interpreting this Agreement. Words in the singular mean and include the plural and vice versa. Words in the masculine mean and include the feminine and vice versa.

Time

11. Time is of the essence in the performance of the obligation stated herein.

Entire Agreement

12. This Agreement constitutes the entire agreement between the parties and there are no further items or provisions, either oral or otherwise.

IN WITNESS WHEREOF, the parties have duly affixed their signatures under hand and seal on this 8th day of June, 2012.

SIGNED, SEALED, AND DELIVERED
this 8th day of June, 2012.

Sincerely,

Lana R. Dieringer

SIGNED, SEALED, AND DELIVERED
this 8th day of June, 2012.

Everybody's Phone Company
per. ______________ (SEAL)
Norman George

Guaranty

Steven H. Bethke "guarantor" agrees to pay the monetary obligation of the borrower and is primarily liable if the borrower fails to repay any portion of this loan, including but not limited to interest, prinical, and collection interest of any kind or nature. Guarantor waives any requirement that the holder of this note takes against Borrower first, or includes the borrower in any enforcement action. This guaranty of payment requires no condition precedent to its enforcement other than a default by the principal Borrower. This guaranty agreement is a guaranty of payment and is not a guaranty of collection.

____
Steven H. Bethke, Guarantor

ALLONGE TO LOAN AGREEMENT

BOTH parties being advised of the premises herein, the following amendments are made to that promissory note dated June 3, 2012

Paragraph 2 is hereby amended to read:

"This Loan will be repaid in 60 consecutive monthly installments of $1,112.22 each on the first day of each month commencing the month following execution of this Agreement with the balance then owing under this Agreement being paid at the end of its term. Notwithstanding the foregoing, in lieu of receipt of any portion of such installments, the Lender, at its sole and absolute discretion, may elect to convert any portion of the balance then owing under this Agreement into shares of the Borrower's common stock at a price equal to $.0001 per share, and Borrower shall cause such amounts of common stock to be delivered to Lender as soon as practicable following receipt of notice of Lender's intent to convert."

Accepted and agreed to this 29th day of August, 2013

Lana R. Dieringer

By:

EVERYBODY'S PHONE COMPANY INC

By: Norman George
Its: President

AMDEMDMENT TO THE CONVERTIBLE NOTE

This Amendment to the Convertible Note is dated effective as of the 8th of June 2012, Everybody's Phone Company.

Whereas, for value received, the undersigned Maker hereby amends that a certain Convertible Note (the "note") dated as of June 8th, 2012 in the original amount of $ 50,000.00, payable to the order of the Payee as follows:

A new term and section #13 is added to the Note and it is hereby amended to include the following language:

The aforementioned Note holder or Payee shall not convert greater than 9.99% of the total Issued and Outstanding shares of common stock of the company Everybody's Phone Company at any time during the term of this Note. Any attempt to do so by the Note holder or Payee shall void this Agreement, unless all parties have been made aware of changes to the provisions of the Note. This term and all such terms as contained in this Note are binding upon any subsequent Assignees to this Note by an assignment agreement of this convertible instrument.

IN WITNESS WHEREOF, the undersigned executed this Amendment to Convertible Note on the day and year written above:

EVERYBODY'S PHONE COMPANY
Norman George - President

By: ______________________

PAYEE

Lana R. Dietinger

By: ______________________

LANA R. DIERNGER
7514 SHADYVILLA LN.
HOUSTON, TX 77055-5006

88-9377/1119
9312446316

2779

Date: 6-7-12

Pay to the order of: Everybody's Phone Co. $ 30,000/00

Thirty thousand and no/100 Dollars

WaMu

Notes: C. Perma

⑆111993776⑆ 9312446316⑈ 2779

LANA R DIERINGER
PO BOX 550020
HOUSTON, TX 77255-0020

FIDELITY CASH RESERVES

1445

DATE 6-7-12

80-568/1012

PAY TO THE ORDER OF Everybody's Phone Co. $ 20,000.00

Twenty thousand and no/100 DOLLARS

Minimum: $500

Fidelity INVESTMENTS

UMB Bank
Warsaw, National Association

FOR C. Perma

⑆101205681⑆ 1445⑈ 9000707533014⑈

Wells Fargo Bank
Transaction Record

STORE # 0006818 02 Deposit

Account Number XXXXXX4012
00808

Cash In	$0.00
Number of Checks	2
	$30,000.00
	$20,000.00
Total Deposited	$50,000.00
Less Cash	$0.00
Net Deposit Amount	$50,000.00

Transaction # 038 0056
02:25PM 06/08/12 Credited: 06/08/12

If you are moving or going on vacation, make arrangements ahead of time to pay your bills automatically through Online Bill Pay or automatic payments with your Credit or Debit Card.

Thank you, Jorge

NEBS 564

DEPOSIT TICKET

EVRYBODY'S PHONE COMPANY
6666 HARWIN DRIVE SUITE 605
HOUSTON, TEXAS 77036

DATE ______

DEPOSITS MAY NOT BE AVAILABLE FOR IMMEDIATE WITHDRAWAL
EACH ITEM MUST BE PROPERLY ENDORSED

	DOLLARS	CENTS
CURRENCY		
COIN		
CHECKS LIST SEPARATELY		
1	30,000	00
2	20,000	00
3		
4		
5		
6		
7		
8		
9		
10		
11		
12		
13		
14		
15		
16		
17		
18		
19		
20		
21		
22		
23		
24		
25		
26		
27		
28		
29		
30		
31		
32		
TOTAL	50,000	00

PLEASE RE-ENTER TOTAL HERE

Checks and other items are received for deposit subject to the provisions of the Uniform Commercial Code or any applicable collection agreement.

WELLS FARGO BANK, N.A.
WWW.WELLSFARGO.COM

WFB Deposit
0006818 02
02:25PM 06/08/12
$50,000.00 TOTAL
If you are moving or going on vacation, make arrangements ahead of time to pay your bills automatically through Online

⑆580800493⑆3010940⑈

WELLS FARGO

Advantage Business Package Checking

Activity summary

Beginning balance on 6/1	$10,932.98
Deposits/Credits	72,950.00
Withdrawals/Debits	- 36,017.34
Ending balance on 6/30	**$47,865.64**
Average ledger balance this period	$41,489.73

Account number: **3011094012**

EVERYBODY'S PHONE COMPANY

Texas/Arkansas account terms and conditions apply

For Direct Deposit and Automatic Payments use Routing Number (RTN): 111900659

For Wire Transfers use Routing Number (RTN): 121000248

Overdraft Protection

Your account is linked to the following for Overdraft Protection:

- Savings - 000009866863161

Wells Fargo Rewards for Business Check Card

Total points available as of 6/28/2012	38
Points earned in the month of May	0
Points redeemed in the month of May	0

Get your most current point balance and redeem rewards at WellsFargoRewards.com or call 1-888-246-1834 .

Transaction history

Date	Check Number	Description	Deposits/ Credits	Withdrawals/ Debits	Ending daily balance
6/1	3751	Cashed Check		750.00	10,182.98
6/4		Wire Trans Svc Charge - Sequence: 120604079513 Srf# 0006818158343668 Trn#120604079513 Rfb#		30.00	
6/4		Check Crd Purchase 06/01 Equisolve Ir PR We 954-3906060 FL 491992xxxxxx3418 002163639233733 ?McC=7372		299.00	
6/4		WT Fed#01483 Jpmorgan Chase Ban /Ftr/Bnf=Global Partners Inc Srf# 0006818158343668 Trn#120604079513 Rfb#		5,000.00	
6/4	3750	Check		1,354.50	
6/4	3749	Check		106.97	
6/4		Bankcard Mtot Disc 120531 422369410101617 Everybodys Phone Compa		47.90	
6/4		Authnet Gateway Billing 25676260 Everybodys Phone Compa		9.00	3,335.61
6/5		Check Crd Purchase 06/04 My Track 8006987225 NY 491992xxxxxx3418 162156763147744 ?McC=5969		59.49	3,276.12
6/6		WF Debit Card Rewards 120606 x	100.00		3,376.12
6/8		Deposit	50,000.00		
6/8		WellsTAX Payment - Business Online		3.00	53,373.12
6/13	3752	Check		446.00	52,927.12
6/14		Check Crd Purchase 06/12 Equisolve Ir PR We 954-3906060 FL 491992xxxxxx3418 162164491070179 ?McC=7372		350.00	52,577.12
6/15	3753	Check		3,229.00	49,348.12
6/19		Wire Trans Svc Charge - Sequence: 120619052174 Srf# 0006818171755500 Trn#120619052174 Rfb#		30.00	
6/19		WT Fed#05146 Jpmorgan Chase Ban /Ftr/Bnf=Global Partners Inc Srf# 0006818171755500 Trn#120619052174 Rfb#		10,000.00	39,318.12
6/20		WT Seq#88627 Wells Fargo Bank NA /Org=Fairhills Srf# Ec12062046040060 Trn#120620088627 Rfb# 14378034	22,500.00		
6/20		Wire Trans Svc Charge - Sequence: 120620088627 Srf# Ec12062046040060 Trn#120620088627 Rfb# 14378034		15.00	61,803.12
6/21		Check Crd Pur Rtrn 06/19 Equisolve Ir PR We 954-3906060 FL 491992xxxxxx3418 612173548079244 ?McC=7372	350.00		

INDEPENDENT AGENCY AGREEMENT

THIS INDEPENDENT AGENCY AGREEMENT (this "Agreement") is entered into as of the 1st day of November 2012 (the "Effective Date"), between ACE Cash Express, Inc., a Texas corporation ("ACE"), and Everybody's Phone Company Inc, a Texas based company ("Provider"). ACE and Provider are collectively referred to in this Agreement as the "Parties."

WHEREAS, ACE owns and operates financial services retail stores; and

WHEREAS, Provider believes that its business could benefit from ACE's services; and

WHEREAS, the Parties desire a relationship that allows ACE and certain of its or its affiliates' franchisees to act as an independent agent of Provider to accept on behalf of Provider and remit to Provider voluntary payments from Provider's dialtone customers;

NOW, THEREFORE, for and in consideration of the mutual promises and covenants contained herein, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

1. Agency Appointment. Provider hereby appoints ACE and those franchisees (if any) of ACE or any of ACE's affiliates that enter into an agreement with ACE to participate (collectively, "Agent") as Provider's independent agent to provide the retail agent services set forth in Section 2 of this Agreement (the "Agent Services") during the Term as described and defined in Section 5 of this Agreement.

2. Agent Services. To the extent and where permitted by applicable law, the following are the Agent Services to be provided by Agent:

(a) Agent will cause its Stores (as hereinafter defined) to be available, during the normal business hours of each such Store, and upon receipt of an Account Number (as hereinafter defined) from a customer at any such Store, to accept or receive for remittance to Provider voluntary payments or prepayments for Prepaid and Postpaid Dialtone offered by Provider (the "Prepaid & Postpaid Dialtone"), to be made in person by Provider's customers or their representatives ("Customers") at the Stores, in the form of cash only. In this Agreement, the "Stores" collectively are Agent's owned and operated retail locations in the State of Texas that are electronically connected with ACE's central servers at or for ACE's headquarters without any network impediment to performing the services required by Agent under this Agreement, except for any (i) stores located in localities that prohibit Agent by law from offering or providing those services while engaging in Agent's core retail financial businesses, (ii) stores located in localities that require some permit, approval or notification that Agent has not obtained or given (though Agent agrees to use its commercially reasonable efforts to obtain any such permit or approval or give such notification), (iii) stores for which the underlying store lease or license agreement does not permit offering or providing the services and (iv) stores for which physical limitations (including size of pass through) make offering or providing the services impracticable.

(b) Upon Agent's receipt of any and all Customer Payments (and a corresponding Account Number), Agent shall give the Customer a standard receipt, which shall indicate the amount of the Customer Payment received, the Account Number and the date received and shall indicate a toll-free telephone number for Provider (supplied to Agent by Provider) by which the Customer may contact Provider.

(c) Each Customer Payment will be recorded in the Store-based computer and transmitted to a central computer located at ACE's corporate office.

(d) Agent's remittance of Customer Payments to Provider will be in accordance with Schedule 1 hereto.

(e) Agent may use Provider's name, tradenames, trademarks, servicemarks, and logos as necessary or reasonably appropriate to advertise and perform the Agent Services. This right shall be nonexclusive and nontransferable and only for the Term.

(f) This Agreement does not impose any exclusivity obligation on Agent or Provider.

3. Consideration to Agent. Agent will be entitled to a service fee for the receipt and remittance of Customer Payments hereunder as follows:

(a) Agent will receive its compensation for the Agent Services by charging and collecting from each Customer making a Customer Payment at a Store a stated fee (the "Fee"). Agent will initially charge a Fee of $3.00 per Customer Payment.

(b) Agent may change the Fee from time to time with thirty (30) days' prior written notice to and upon prior written approval from Provider, but in no event may the Fee be (i) changed more than once every six (6) months and/or (ii) increased by an amount exceeding $1.00 per Customer Payment.

4. The Parties' Additional Responsibilities.

(a) Provider will be solely responsible, alone or through contracts with third parties, for the provision of all Prepaid & Postpaid Dialtone it provides to the Customers and for the production and delivery of numbered accounts, reports, invoices and statements to, and its relationship with, the Customers. This responsibility includes responding to and satisfying any Customer's complaints regarding the availability and quality of Prepaid & Postpaid Dialtone.

(b) Provider will assist Agent with all reasonable instruction of Agent's employees in marketing and processing all information related to the Prepaid & Postpaid Dialtone, including the Customer Payments. Provider will also provide a toll-free telephone number by which Agent's employees may pose questions directly to Provider and will take such other actions as are reasonably necessary to keep Agent's employees informed of news and developments related to the Prepaid & Postpaid Dialtone.

(c) Provider will establish (without the need for any consent or approval of Agent) the amounts it charges for the Prepaid & Postpaid Dialtone, including those that are the subject of the Customer Payments.

(d) In providing the Prepaid & Postpaid Dialtone to a Customer, Provider will assign to such Customer an account number (the "Account Number") and shall instruct such Customer to provide his, her or its Account Number to Agent when making a Customer Payment.

(e) Provider represents, warrants and covenants that, to the extent related to the Prepaid & Postpaid Dialtone and its obligations under this Agreement: (i) all federal, state, and local laws and regulations have been complied with in all material respects relating to this Agreement; (ii) any and all licenses, permits and other authorizations (collectively, the "Provider Authorizations") required by federal, state, and local laws have been obtained, are in full force and effect and are valid under applicable federal, state and local laws; (iii) the continuation, validity and effectiveness of all of the Provider Authorizations shall not be impaired or adversely affected by the terms hereof; and (iv) it will maintain the effectiveness of all of the Provider Authorizations, or obtain new or additional Provider Authorizations, as necessary to permit it to perform its obligations under this Agreement.

(f) Provider will pay when due all federal, state and local taxes of any kind imposed in connection with the provision of the Prepaid & Postpaid Dialtone. Provider will also timely file all required tax returns required to be filed in connection with its business and the collection and remittance of any applicable excise, use or sales taxes.

(g) Agent represents, warrants and covenants that, to the extent related to the Agent Services (and assuming the accuracy of Provider's warranties in Section 4(e) of this Agreement): (i) all federal, state and local laws and regulations have been complied with in all material respects relating to this Agreement; (ii) any and all licenses, permits and other authorizations (collectively, the "Agent Authorizations") required by federal, state and local laws have been obtained, are in full force and effect and are valid under applicable federal, state and local laws; (iii) the continuation, validity and effectiveness of all of the Agent Authorizations shall not be impaired or adversely affected by the terms hereof; and (iv) it will maintain the effectiveness of all of the Agent Authorizations, or obtain new or additional Agent Authorizations, as necessary to permit it to perform its obligation under this Agreement.

(h) Provider will post Customer Payments to the corresponding Customer accounts within one (24) hours of Provider's receipt from Agent of an electronic file with details of such Customer Payments.

5. Term; Early Termination.

(a) The term of this Agreement begins on the Effective Date and, unless terminated earlier in accordance with Section 5(b), shall expire on the third (3rd) anniversary of the Effective Date (the "Initial Term"). Either Party may renew this Agreement at the end of the Initial Term for one (1) year (the "Renewal Term") by notifying the other Party of its intent to renew at least ninety (90) days prior to the expiration of the Initial Term. Any other reference in this Agreement to the "termination" of this Agreement shall include the expiration of the Initial Term or the Renewal Term. The Initial Term and the Renewal Term (if any) before the termination of this Agreement are collectively the "Term".

(b) Either Party may terminate this Agreement before the end of the Initial Term or the Renewal Term by giving the other Party written notice of termination upon any of the following events of default by the other Party: (i) the other Party fails to pay any amount when due under this Agreement and that payment failure continues for five (5) Business Days (as hereinafter defined) after notice of that payment failure is given by the Party entitled to payment; (ii) the other Party continues its failure to perform, or fails to cure or correct any nonperformance of, any of its obligations under this Agreement (other than a payment obligation addressed in the immediately preceding clause) for fifteen (15) days after notice of that failure (which describes the failure with reasonable specificity) is given by the Party entitled to performance; (iii) any bankruptcy, insolvency, liquidation, dissolution, or similar action or proceeding is instituted, commenced, or acquiesced in by the other Party or, if instituted or commenced involuntarily against the other Party, is not stayed or dismissed within sixty (60) days after that involuntary institution or commencement; or (iv) the other Party otherwise becomes insolvent, admits in writing its inability to pay its debts as they mature, makes a general assignment for the benefits of its creditors, or enters into any workout or similar arrangement with its creditors. The Parties may also terminate this Agreement by mutual written consent.

(c) A Party's termination of this Agreement under Section 5(b) shall not be its exclusive remedy for any default by the other Party or affect the other Party's responsibility for performing its obligations under this Agreement prior to the effective date of such termination. Termination of this Agreement shall not negate any provision of this Agreement that is intended to survive termination or that is necessary to give effect to the Parties' respective remaining rights and obligations hereunder (including indemnification and confidentiality).

(d) Upon termination of this Agreement, each Party shall cease any and all use of the other Party's name, tradenames, trademarks, servicemarks, and logos.

6. No Control of Agent's Operations; Independent Parties. This Agreement does not, and shall not be construed to, provide that Provider in any manner controls the operations of Agent or the manner in which Agent complies with its obligations hereunder. Except as explicitly set forth in this Agreement, nothing herein is intended to or shall be construed to constitute or establish an agency, joint venture, or partnership between the Parties, neither Party has any authority hereunder with respect to any of the employees or agents of the other Party, and neither Party shall have the right or authority to act for or on behalf of the other Party. The Parties are independent. Each Party is responsible for its own business expenses generally,

including expenses of performing its obligations under this Agreement, and for the payment of all taxes relating to its own business activities.

7. Indemnification.

(a) Provider hereby agrees to indemnify and hold harmless Agent and its agents, employees, officers, directors, successors, affiliates and permitted assigns (collectively, the "Agent Indemnified Persons") against, and will pay or reimburse the Agent Indemnified Persons as suffered or incurred, any and all losses, claims, or expenses (including reasonable attorneys' fees and expenses) to the extent arising from or connected with the inaccuracy of any representation or warranty of Provider hereunder or the performance or nonperformance of Provider's obligations in this Agreement, including any and all warranty or other performance-related claims or actions by or on behalf of any Customer or Customers regarding any aspect of the Prepaid & Postpaid Dialtone.

(b) ACE hereby agrees to indemnify and hold harmless Provider and its agents, employees, officers, directors, successors, affiliates and permitted assigns (collectively, the "Provider Indemnified Persons") against, and will pay or reimburse the Provider Indemnified Persons as suffered or incurred, any and all losses, claims or expenses (including reasonable attorneys' fees and expenses) to the extent arising from or connected with the inaccuracy of any representation or warranty of ACE hereunder or the performance or nonperformance of Agent's obligations in this Agreement, including the Agent Services.

(c) The Parties' respective indemnification obligations under this Section 7 shall survive the termination of this Agreement.

8. Limitation on Liability. In no event shall either Party be liable for any consequential, punitive, special, or exemplary damages or losses relating to this Agreement, regardless of the foreseeability or cause thereof, except to the extent that a Party is required under Section 7 of this Agreement to indemnify the Agent Indemnified Persons or the Provider Indemnified Persons, as the case may be, for amounts payable or paid to an unaffiliated third-party claimant constituting consequential, punitive, special, or exemplary damages of that third party.

9. Confidentiality.

(a) At all times during the Term and thereafter, each Party shall (i) keep this Agreement and its terms confidential, (ii) keep the Confidential Information (as defined below) of the other Party confidential, (iii) not use any of that Confidential Information for any purpose other than in connection with the performance of this Agreement, and (iv) implement, to the extent such safeguards do not already exist, and maintain appropriate safeguards to ensure compliance with the immediately preceding clauses (i), (ii) and (iii).

(b) A Party may, without violating Section 9(a), disclose Confidential Information (i) to its directors, officers, employees, attorneys and other agents on a need-to-know basis to permit that Party to perform its obligations and exercise its rights hereunder, and (ii) as such Party reasonably deems to be required by law, though a Party will use its reasonable best efforts to notify the other Party in advance of any such disclosure required by law.

(c) For the purposes of this Agreement, "Confidential Information" of a Party is any trade secret or other confidential or proprietary information relating to that Party's services, business or customers, except for information that is (i) generally known to the public or in the industry (other than by a breach of this Section 9 by the receiving Party), (ii) in the possession of the receiving Party before disclosure by the other Party, or (iii) available, or becomes available, to the receiving Party from a source that, to the receiving Party's knowledge, is not bound by any nondisclosure obligation to the other Party. The Parties' respective obligations under this Section 9 shall survive the termination of this Agreement.

10. Compliance with Laws. The Parties will perform their respective obligations under this Agreement in compliance, in all material respects, with all applicable laws, orders, or regulations.

11. Notice. Any notice, consent, or other communication to be given under this Agreement by either Party to the other Party shall be in writing and shall be (a) personally delivered, (b) mailed by registered or certified mail, postage prepaid with return receipt requested, (c) delivered by overnight express delivery service or same-day local courier service, or (d) delivered by prepaid facsimile transmission, in any case to the address or number set forth below or at such other address or number as may have previously been designated by a Party for it by notice to the other Party in accordance with this Section 11. Notices delivered personally, by overnight express delivery service, or by local courier service shall be deemed given as of actual receipt. Mailed notices shall be deemed given three (3) Business Days after mailing. A "Business Day" is any Monday through Friday other than a day on which banks are authorized to be closed in Texas. Notices delivered by facsimile transmission shall be deemed given upon receipt by the sender of the transmission confirmation.

If to Agent:

ACE Cash Express, Inc.
Attention: General Counsel
1231 Greenway Drive
Suite 600
Irving, TX 75038
Facsimile: (972) 582-1426

If to Provider:

Everybody's Phone Company Services, Inc.
Attention: Norman George
6666 Harwin Dr. Ste. 664
Houston, TX. 77036

Facsimile: 713 268 1610

12. Assignment. Except as stated in the next sentence, the rights and obligations under this Agreement may not be assigned or delegated by either Party without the prior written consent of the other Party, and any such purported assignment or delegation without such

consent shall be void. Either Party may assign its rights and obligations under this Agreement to any entity that is an affiliate of that Party, so long as that other entity is not a direct competitor of the non-assigning Party and is capable of performing (and agrees to perform) the obligations of the assigning Party under this Agreement. Any requested consent to assignment will not be unreasonably withheld or delayed by a Party, unless the entity to which the assignment is to be made is a direct competitor of the non-assigning Party (in which case, consent shall be in the sole discretion of the non-assigning Party).

13. Governing Law. This Agreement shall be governed by, construed in accordance with, and enforced under the laws of the State of Texas.

14. Force Majeure. Except as otherwise expressly set forth herein, in the event either Party shall be delayed or hindered in, or prevented from, the performance of any act required hereunder by reason of strike, inability to procure materials, failure of power, telecommunications or connectivity failure, restrictive governmental laws or regulations, riot, insurrection, war, act of God, or other event outside the reasonable control of the Party delayed in performing acts required under this Agreement (each such cause or event being hereinafter referred to as a "Force Majeure"), then performance of such acts will be excused for the period of the delay and the period for performance of any such act shall be extended for a period equivalent to the period of such delay. Any time either Party is experiencing a Force Majeure that is expected to result in a significant failure or delay, that Party will give notice to the other Party describing the Force Majeure and the nature of the failure or delay and giving an estimate as to how long the delay will be. A Party claiming an excusable delay or failure under this Section 14 shall use reasonable efforts to alleviate or overcome the Force Majeure as soon as practicable.

15. Offset. A Party shall be entitled to credit or offset an amount equal to any or all amounts due to it against any amount due by it to the other Party under this Agreement.

16. Dispute Resolution. Any dispute or controversy arising out of or relating to this Agreement, its performance or nonperformance or its interpretation or termination ("Dispute") shall be resolved or settled by arbitration before a single arbitrator pursuant to the Rules for Commercial Arbitration of the American Arbitration Association (the "Rules") except as modified in this Section 16. Arbitration may be commenced at any time by a Party's giving written notice to the other Party that a Dispute has been referred to arbitration under this Section 16. The arbitration proceeding shall be conducted in Dallas, Texas. The arbitrator shall be selected by agreement of the Parties, but if they do not so agree within fifteen (15) days after the date of the notice referred to in the second preceding sentence, the selection shall be made by the Dallas, Texas office of the American Arbitration Association pursuant to the Rules. Any award rendered by the arbitrator shall be conclusive and binding upon the Parties. This provision for arbitration shall be specifically enforceable by either of the Parties, and judgment upon the arbitration award may be entered and enforced in any court having jurisdiction over the Parties or their respective assignees, it being the intent of the Parties that these arbitration provisions be enforced to the fullest extent permitted by applicable law. Each of the Parties shall pay its own expenses of arbitration (including those of its own counsel and witnesses), and the expenses of the arbitrator shall be shared equally by the Parties; except that if, in the opinion of the arbitrator, any claim or any defense or objection thereto was unreasonable, the arbitrator may assess, as part

of his or her award, all or part of the arbitration expenses of the other Party (including its reasonable attorneys' fees) and of the arbitrator against the Party asserting that unreasonable claim, defense, or objection. Nothing in this Section 16 precludes a Party from applying to a court having jurisdiction to (a) seek provisional or temporary injunctive relief, in response to an actual or threatened breach of this Agreement or otherwise to avoid irrevocable damage or maintain the status quo, until a final arbitration decision or award is rendered or a Dispute is otherwise resolved or (b) enforce the provisions of this Section 16. Nothing in this Section 16 precludes the Parties from resolving a Dispute by agreement at any time.

17. Amendment; Waiver. This Agreement may only be amended by the written consent of both Parties, and any provision hereof may be waived only by a document signed by the Party against which the waiver is sought to be enforced.

18. Entire Agreement; Certain Defined Terms. This Agreement (including Schedule 1) contains the entire agreement of the Parties with respect to the subject matter hereof and supersede all prior agreements, and understandings, whether oral or written, between the Parties with respect to the subject matter hereof. No course of prior dealing between the Parties and no usage of the trade is relevant to explain this Agreement. Schedule 1 is an integral part of this Agreement and is incorporated herein by reference and made part of this Agreement as if set forth herein in its entirety. In this Agreement, (a) "Hereof", "herein," "hereunder", and similar terms refer to this Agreement as a whole, and not to any particular part of this Agreement, (b) "Section" refers to a section of this Agreement, (c) an "affiliate" of a Party is any person or entity that controls, is controlled by or is under common control with the Party and (d) "including" or "include" does not denote or imply any limitation.

19. Binding Effect; No Third-Party Beneficiaries. This Agreement and the rights and obligations hereunder shall be binding upon and shall inure to the benefit of the Parties and their legal successors and permitted assigns. Nothing in this Agreement, expressed or implied, is intended to confer upon any person or entity, other than the Parties and their legal successors and permitted assigns, any rights, benefits, or obligations.

20. Counterparts. This Agreement may be executed in counterparts, each of which shall be an original, but all of which shall constitute one, and the same, document.

21. Invalid Provisions. If any provision of this Agreement is ever held to be invalid or unenforceable, that provision will be severed from the rest of this Agreement, and all of the other provisions of this Agreement will remain in effect, but will be amended by the Parties to the extent possible to result in this Agreement having the same relative economic benefits and detriments to the Parties as existed before the severance of the invalid or unenforceable provision.

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed by their duly authorized representatives and effective as of the Effective Date.

ACE Cash Express, Inc.,
a Texas corporation

By: Y. Victor [signature]
Name: Y. Victor Fasz[illegible]
Title: VP, Sales Oct 19, 2012

Everybody's Phone Company
a Texas based company

By: [signature]
Name: _Norman George_
Title: __President_

SCHEDULE 1

DEPOSIT AND REMITTANCE PROCEDURES

ACE shall deposit funds constituting or equal to each Customer Payment received by Agent on behalf of Provider to ACE's depository account at Wells Fargo Bank (Texas), N.A., or at such other bank as may be designated by Agent, no later than the Business Day following Agent's receipt of such Customer Payment. ACE will, on that Business Day, (a) initiate a transfer by ACH of those funds to a bank account designated by Provider and (b) make Customer Payment data (consisting of the amount of the Customer Payment and the corresponding Account Number) available for retrieval from Agent's Bill Pay System and electronic transmission to Provider (as initiated by Provider) to correspond to the deposit.

*ZLY 6/28/2014

THIS AGREEMENT is to be effective as of the 28th day of June 2014 by and between Integrative Business Alliance, LLC, maintain its principal offices at 4151 Mission Blvd. Suite # 216, San Diego, CA 92109 (herein referred to as "IBA"), EVERYBODY'S PHONE COMPANY who maintains his principal office at 6666 Harwin Suite #664, Houston TX 77036 (hereinafter referred to as "Client").

WITNESETH:

WHEREAS, IBA is engaged in the business of providing and rendering public relations and communications services, and has knowledge, expertise and personnel to render the requisite services to Client, and

WHEREAS, Client is desirous of retaining IBA for the purpose of obtaining public relations and corporate communications services, so as to better, more fully and more effectively deal and communicate with its shareholders and the investment community as such may relate to EVERYBODY'S PHONE COMPANY.

NOW, THERFORE, in consideration of the premises and of the mutual covenants and agreements contained herein, it is agreed as follows:

Engagement of IBA. Client herewith engaged IBA, and IBA agrees to render to Client public relations, communications with the investment community, advisory and consulting services.

The consulting services to be provided by IBA shall include, but are not limited to, the development, implementation and maintenance of an ongoing program to increase the investment community's awareness of Client's activities and to stimulate the investment community's interest in Client. Client acknowledges that IBA's ability to relate information regarding Client's activities is directly related to the information provided by Client to IBA.

Client acknowledges that IBA will devote such time as is reasonably necessary to perform the services for Client, having due regard for IBA's commitments and obligations to other business for which it performs consulting services.

Term and Termination. The term of this Agreement shall be for a period of ~~six (6)~~ TWELVE (12) months, commencing on the effective date hereof. If the parties hereto desire to extend the relationship, the parties will renew this Agreement or enter into a new Agreement, both of which must be done in writing. Further, there is no action proceeding or investigation pending or threatened, which questions the validity of the issuance of the shares to IBA or any foregoing representations. The Client, hereby, acknowledges that for thepurpose of settling the contemplated transaction engaged by IBA. Client further acknowledge and agree that there is no other agreement understanding between IBA and Client that would preclued IBA from selling or disposing of the shares represented in Shedule A-1.

Treatment of Confidential Information. Company shall not disclose, without the consent of the Client, any financial and business information concerning the business, affairs, plans, and programs of Client which are delivered by Client to IBA in connection with IBA's services hereunder, provided such information is plainly and prominently marked in writing by Client as being confidential (the "Confidential Information"). IBA will not be bound by the foregoing limitation in the event:

* ZL ✓
6/28/2014

(I) The Confidential Information is otherwise disseminated and becomes public information, or
(II) IBA is required to disclose the Confidential Information pursuant to a subpoena or other judicial order.

Representation by IBA of Other Clients. Client acknowledges and consents to IBA rendering public relations, consulting, and/or communications services to other clients of IBA engaged in the same or similar business as that of Client.

Indemnification by Client as to Information Provided to IBA. Client acknowledges that IBA, in the performance of its duties, will be required to rely upon the accuracy and completeness of information supplied to it by Client. Client agrees to indemnify, hold harmless and defend IBA, its officers, agents, and/or employees from any proceeding or suit which arises out of or is due to the inaccuracy or incompleteness of its obligations under the Agreement.

Indemnification by IBA. IBA agrees to indemnify, hold harmless and defend Client from any proceeding or suit which arises out of or is due to the actions, negligent or otherwise, of IBA, its subsidiaries, agents, employees, or affiliates in the performance of its obligations under the Agreement.

Independent Contractor. It is expressly agreed that IBA is acting as an independent contractor in performing its services hereunder. Client shall carry no workers compensation insurance or any health or accident insurance on IBA or consultant's employees. Client shall not pay any contributions to social security, unemployment insurance, Federal or state withholding taxes nor provide any other contributions or benefits that might be customary in an employer-employee relationship.

Non-Assignment. This Agreement shall not be assigned by either party without the written consent of the other party.

Compensation. Please refer to Schedule A, attached hereto and hereby incorporated into this Agreement.

Notices. Any notice to be given by either party to the other hereunder shall be sufficient if in writing and sent by registered or certified mail, return receipt requested, addressed to such party at the address specified in this Agreement or such other address as either party may have given to the other in writing.

Modified and Waiver. This Agreement may not be altered or modified except by writing signed by each of the respective parties hereof. No breach or violation of this Agreement shall be waived except in writing executed by the party granting such waiver.

Entire Agreement. This writing contributes the entire Agreement between the parties, and replaces and supersedes any previous oral or written agreement or understanding that may exist. This Agreement can only be modified in writing and executed by both parties. In the event that any party brings suit to enforce any part of this Agreement, the prevailing party shall recover attorney fees and legal costs.

Governing Law/Venue. This Agreement shall be governed under the laws of the State of the California, and any claim arising here from shall be submitted to a court of competent jurisdiction located in San Diego County, California.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the day and the year first written above.

√

SCHEDULE A-1

For the services to be rendered and performed by IBA during the term of this Agreement, Client shall, upon mutual acceptance and execution of this Agreement, deliver or arrange to be delivered to Integrative Business Alliance, LLC the following: Twenty-Million (20,000,000) shares of restricted rule 144 EVPH EVERYBODY'S PHONE COMPANYcommon stock.

INTEGRATIVE BUSINESS ALLIANCE, LLC

Zachary R. Logan
Managing Director
Dated: June 28th, 2014 *6/28/2014

EVERYBODY'S PHONE COMPANY

Norman George
President & CEO
Client
Dated: June 28th, 2014

[The Balance of This Page Has Been Intentionally Left Blank]

EVERYBODY'S PHONE COMPANY

DATE OF LETTER, JUNE 28TH 2014

INTEGRATIVE BUSINESS ALLIANCE LLC
4151 MISSION BLVD. SUITE #216
SAND DIEGO, CA 92109

As President & CEO of EVERYBODY'S PHONE COMPANY. Please be assured that INTEGRATIVE BUSINESS ALLIANCE LLC and its managing member(s) are not currently and have never been an affiliate of EVERYBODY'S PHONE COMPANY.

If you need further information or have additional questions please feel free to contact EVERYBODY'S PHONE COMPANY

Best Regards,

Norman George
President & CEO
EVERYBODY'S PHONE COMPANY
6666 HARWIN SUITE # 664
HOUSTON, TX 77036

EVERYBODY'S PHONE COMPANY

[illegible]

DATE OF LETTER, JUNE 28TH 2014

INTEGRATIVE BUSINESS ALLIANCE LLC
4151 MISSION BLVD. SUITE #216
SAND DIEGO, CA 92109

As President & CEO of EVERYBODY'S PHONE COMPANY. Please be assured that EVERYBODY'S PHONE COMPANY is not currently and has never been considered "shell status."

If you need further information or have additional questions please feel free to contact EVERYBODY'S PHONE COMPANY

Best Regards,

Norman George
President & CEO
EVERYBODY'S PHONE COMPANY
6666 HARWIN SUITE # 664
HOUSTON, TX 77036

Warren Archer

From:	Southwest Airlines <SouthwestAirlines@luv.southwest.com>
Sent:	Wednesday, June 11, 2014 12:05 PM
To:	Warren Archer
Subject:	Southwest Airlines EarlyBird Confirmation - M5A59N

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Passenger	Departure/Arrival	Flight	Date
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This is a post-only mailing from Southwest Airlines. Please do not attempt to respond to this message. Your privacy is important to us. Please read our Privacy Policy.

See Southwest Airlines Co. Notice of Incorporation

Southwest Airlines
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Contact Us

Paul Hudson
Chairman

Julie Caruthers Parsley
Commissioner

Barry T. Smitherman
Commissioner

W. Lane Lanford
Executive Director

Public Utility Commission of Texas

TO: Steven H. Bethke
Everybody's Phone Company
6666 Harwin, Ste. 605
Houston, TX. 77036

Infrastructure Reliability Division
Legal Division

RE: **Docket No. 34419 - *Application of Everybody's Phone Company for a Service Provider Certificate of Operating Authority***

NOTICE OF APPROVAL

This Notice approves the application of Everybody's Phone Company (the Applicant) filed on June 19, 2007, for a service provider certificate of operating authority (SPCOA) to provide resale-only telecommunications services within the geographic areas currently served by AT&T within the State of Texas. The docket was processed in accordance with applicable statutes and Commission rules. The Commission provided notice of the application to interested parties. More than 15 days have passed since the completion of notice. No protests, motions to intervene, or requests for hearing were filed. The Applicant and the Commission Staff (Staff) are the only parties to the proceeding. Staff recommends approval of the application. The application is approved.

Statutory Findings

1. The Applicant is a Texas corporation formed on September 2, 2003, with authority to transact business in the State of Texas.

2. The Applicant has no parent company or affiliated companies that are public utilities or that are providing telecommunications services.

3. The Applicant, together with its affiliates, has less than six percent of the total intrastate switched access minutes of use, as measured by the most recent 12-month period as set forth in PURA[1] § 54.153.

4. The name under which the Applicant has requested that the SPCOA be issued does not duplicate a name already being used by an existing SPCOA holder nor is it similar to a name currently being used so as to create confusion.

5. The Applicant has never applied for a permit, license, or certificate to provide telecommunications services in any state other than Texas.

6. The Applicant has never had any permit, license, or certificate denied or revoked by any state.

7. The Applicant has never provided telecommunications services in Texas or any other state.

8. The application complies with PURA§ 54.154(b).

9. The Applicant is entitled to approval of this application, having demonstrated the financial and technical qualifications to provide the proposed services, and the ability to provide the necessary quality of service to its customers, as required by PURA §§ 54.154(b) and 54.155(b).

10. The Applicant is not precluded by PURA §§ 54.201 or 54.152 from providing service under an SPCOA.

---

[1] The Public Utility Regulatory Act, TEX. UTIL. CODE ANN. §§ 11.001 – 66.017 (Vernon 2007) (PURA).

Complaint History

11. The Office of the Texas Attorney General reported no complaints registered against the Applicant.

12. A check of the Commission's Customer Protection Division complaint database revealed no complaints registered against the Applicant.

13. A check of the Commission's Enforcement & Investigations database revealed no outstanding notices of violation against the Applicant.

14. The Applicant committed in its responses to the Commission's Service Quality Questionnaire to meet the quality of service standards.

Ordering Paragraphs

1. The application of Everybody's Phone Company for a resale-only telecommunications service provider certificate of operating authority (SPCOA) is approved.[2] Everybody's Phone Company is granted SPCOA No. 60785 for the geographic area currently served by AT&T within the State of Texas.

2. The Applicant shall establish an access line account and submit quarterly reports in compliance with P.U.C. SUBST. R. 26.467 reporting requirements.

3. The Applicant shall be bound by requirements of P.U.C. SUBST. R. 26.111. Service under this certificate shall be provided exclusively in the name under which the certificate was granted by the Commission.

---

[2] Administrative approval of this uncontested application has no precedential value in a future proceeding.

4. An SPCOA certificate holder that has not provided service for a period of 12 consecutive months must provide a sworn affidavit to the Commission on an annual basis attesting that they continue to possess the technical and financial resources necessary to provide the level of service proposed in the initial application. An SPCOA certificate holder that has not provided service within 48 months of being granted the certificate by the Commission, may have its certificate suspended or revoked, as defined by P.U.C. SUBST. R. 26.114, after due process, or undergo certification re-qualification. The Applicant shall comply with the above requirements.

5. The Applicant shall file any future changes in address, contact representative, and/or telephone numbers in an annual report with the Commission by June 30th of each year *Annual Information Reporting Requirements for a Service Provider Certificate of Operating Authority and/or a Certificate of Operating Authority,* Project No. 27357. If the SPCOA holder has any change during the year in the information requested in Section One of the annual report form, then the SPCOA holder shall file an updated form correcting the information in Section One within 30 days of the change.

6. The Applicant shall provide a copy of its application and/or the Commission's Notice of Approval, in accordance with the individual entity's requirements, to all affected Commission on State Emergency Communications (9-1-1) entities prior to providing service to those entities.

7. The Applicant's provision of local telephone service to end-users, whether by its own facilities, flat-rate resale, or usage sensitive loop, must also include "9-1-1" emergency telephone service at a level required by the applicable regional plan followed by local telephone service providers under Chapters 771 and 772 of the Texas Health and Safety Code, TEX. HEALTH & SAFETY CODE ANN. §§ 771.001 *et seq.* (Vernon 2003) (the Code) or other applicable

law, and any applicable rules and regulations implementing those chapters. The Applicant shall diligently work with the Commission on State Emergency Communications, local "9-1-1" entities, and any other agencies or entities authorized by Chapters 771 and 772 of the Code to ensure that all "9-1-1" emergency services, whether provided through the certificate holder's own facilities, flat-rate resale, or usage sensitive loop, are provided in a manner consistent with the applicable regional plan followed by local telephone service providers under Chapters 771 or 772 of the Code or other applicable law and any applicable rules and regulations implementing those chapters. The Applicant shall diligently work with the "9-1-1" entities to pursue, in good faith, the mutually agreed goal that the local "9-1-1" entities and emergency service providers experience no increase in their current level of rates and, to the extent technically feasible, no degradation in services as a result of the certification granted herein and the involvement of the certificate holder in the provision of "9-1-1" emergency service.

8. The Applicant shall notify all affected 9-1-1 administrative entities at least 30 days prior to activating or using a new NXX in a rate center or upon the commencement of providing local telephone service in any rate center in compliance with P.U.C. SUBST. R. 26.433(d)(3).

9. The Applicant shall execute a separate service agreement with each 9-1-1 entity and remit the required 9-1-1 emergency service fee to the 9-1-1 entity pursuant to such agreement in compliance with P.U.C. SUBST R. 26.435(e)(4).

10. The Applicant has committed to and is bound by the quality of service requirements set forth in the Quality of Service Questionnaire. The underlying incumbent local exchange companies (ILECs) continue to be bound by the quality of service requirements contained in P.U.C. SUBST. R. 26.54. Approval of the SPCOA application does not expand the scope of the underlying ILEC's obligation to its own customers.

11. All other motions, requests for entry of specific findings of fact and conclusions of law, and any other requests for general or specific relief, if not expressly granted herein, are hereby denied.

SIGNED AT AUSTIN, TEXAS the 25th day of July 2007.

PUBLIC UTILITY COMMISSION OF TEXAS

ANDREW KANG
ADMINISTRATIVE LAW JUDGE

q:\cadm\docket management\telephone\coaspcoa\34xxx\34419appr.doc